Exhibit 2.1
EXECUTION VERSION
Dated                6 November 2010
SCHLUMBERGER B.V.
and
HARRIS CORPORATION
SHARE AND BUSINESS SALE AGREEMENT
relating to the global connectivity services business of the Schlumberger group
Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone: (+44) 207 456 2000
Facsimile: (+44) 207 456 2222
Ref: Sarah Wiggins/Andrew Mackie/Emily Elford

Table of Contents
1 Interpretation
2 Agreement to Sell
3 Consideration
4 Conditions
5 Pre-Closing
6 Transfer Transactions, Third Party Contracts Consents, Material IP and Telecommunications Licence
Consents
7 Closing
8 Post-Closing Adjustments
9 Post-Closing Obligations
10 Warranties
11 Limitation of Liability
12 Indemnities
13 Claims
14 Insurance
15 Protection of Goodwill
16 Confidentiality
17 No Rights of Rescission or Termination
18 Other Provisions
Schedule 1 Part 1 – Group Companies
Schedule 2 The Properties (Clause 1.1)
Schedule 2 Part 1 – Freehold Properties
Schedule 2 Part 2 – Leasehold Properties
Schedule 3 Intellectual Property
Annex 1 Pro-forma Patent Assignment
Annex 2 Pro-forma Trade Mark Assignment
Schedule 4 Transaction Documents
Schedule 5 Part 1 Closing Obligations (Clause 7)
Schedule 5 Part 2 Subsequent Transfer Obligations (Clause 7.7)
Schedule 6 Closing Statement (Clause 8)
Schedule 6 Annex – Form of Closing Statement (Clause 8.1)

Schedule 7 Seller’s Warranties (Clause 10.1)
Schedule 8 Warranties given by the Purchaser (Clause 10.3)
Schedule 9 Part 1: Seller’s Awareness (Clause 10.1.5)
Part 2: Purchaser’s actual knowledge (Clause 11.10)
Schedule 10 Transfer Transactions (Clause 6)
Schedule 10 Annex 1 – Steps Plan (Clause 1.1)
Schedule 10 Annex 2 – Pro-forma Business Transfer Agreement
Schedule 10 Annex 3 – Pro-forma Share Transfer Agreement
Schedule 10 Annex 4 – Pro-forma Acknowledgement Letter
Schedule 11 Guarantees (Clause 1.1)
Schedule 11 Part 1 – Seller’s Guarantees
Schedule 11 Part 2 – Group Company Guarantees
Schedule 12 Part 1 – Teleport Jurisdiction Licences (Clause 1.1 and Schedule 7)
Schedule 12 Part 2 – Other Telecommunications Licences (Clause 1.1 and Schedule 7)
Schedule 13 Employees List
Schedule 13 Part 1
Schedule 13 Part 2
Schedule 13 Part 3
Schedule 13 Part 4
Schedule 14 Material IT List
Schedule 15 VAT
Schedule 16 Transfer Taxes
Schedule 17 Key Terms of Hold-back Mechanics
Schedule 18 Part 1 – Teleport List
Part 2 Business VSATs List
Part 3 Inventory List
Schedule 19 Norway Statement
Part A Norway Degrouping Charge
Part B Form of Norway Statement
Part C Indicative Norway Table

This Agreement is made on 6 November 2010 between:
(1)	Schlumberger B.V., a company incorporated in the Netherlands whose registered office is at 83-89 Parkstraat, 2514 JG, the Hague, the Netherlands (the “Seller”); and

(2)	Harris Corporation, a company organised under the laws of the state of Delaware whose principal business address is at 1025 West NASA Blvd., Melbourne, Florida 32919, United States of America (the “Purchaser”).
Whereas:
(A)	The Seller has agreed to sell or procure the sale of the Group by the relevant members of the Seller’s Group and to assume the obligations imposed on the Seller in accordance with the terms and conditions of this Agreement.

(B)	The Purchaser has agreed to purchase or procure the purchase of the Group by the relevant members of the Purchaser’s Group and to assume the obligations imposed on the Purchaser in accordance with the terms and conditions of this Agreement.
It is agreed as follows:
1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Acknowledgement Letter” means a letter agreement in substantially the form of the Pro-forma Acknowledgement Letter, to be entered into at Closing or, as the case may be, the relevant Subsequent Transfer between the Seller, other relevant members of the Seller’s Group, the Purchaser and other relevant members of the Purchaser’s Group;

“Adjusted Management Accounts Profit and Loss Statements” means the Management Accounts Profit and Loss Statements as amended in accordance with the Management Accounts Profit and Loss Adjustments which have been delivered to the Purchaser prior to the date of this Agreement, and initialled by the Seller and the Purchaser for the purposes of identification;

“Adjusted Management Accounts Statements of Assets and Liabilities” means the Management Accounts Statements of Assets and Liabilities as amended in accordance with the Management Accounts Statements of Assets and Liabilities Adjustments which have been delivered to the Purchaser prior to the date of this Agreement, and initialled by the Seller and the Purchaser for the purposes of identification;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and initialled for identification by the Seller, or the Seller’s Lawyers, and the Purchaser, or the Purchaser’s Lawyers, with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

“Allocation Adjustment” means $17,282,000 being the Base Working Capital less the current estimates of Working Capital, Group Companies’ Cash Balances and Third Party Indebtedness as taken into account in the Steps Plan;

“Anti-Corruption Laws” means (i) the United States Foreign Corrupt Practices Act 15 U.S.C. Section 78dd-1 et seq., and (ii) the written anti-corruption and bribery laws of jurisdictions in which the relevant part of the Business was carried on before Closing;

“Assumed Liabilities” means:
(i)	all Liabilities (other than Liabilities in respect of Tax) of each member of the Seller’s Group and each Group Company existing, outstanding or in force at Closing or arising, accruing or assessed after Closing in relation to the Closing Employees or, as the case may be, any event, transaction or omission occurring prior to Closing that relates to the Business; and

(ii)	all Liabilities (other than Liabilities in respect of Tax) of each member of the Seller’s Group and each Group Company arising, accruing or assessed after Closing in relation to any event, transaction or omission occurring after Closing to the extent that they are incurred prior to the relevant Subsequent Transfer in relation to the Closing Employees or, as the case may be, any Group Business or Group Company not transferred at Closing, in each case excluding those Excluded Liabilities included or referred to in paragraphs (i) to (iv) inclusive, and paragraphs (ix) and (x), of the definition of Excluded Liabilities;

“Base Working Capital” means US$23,500,000;

“Bid Value” has the meaning given to it in Clause 3.1.1;

“Bundled Contracts” means the written contracts and arrangements pursuant to which one or more members of the Seller’s Group indirectly provides, as part of the Business, connectivity services to customers of other members of the Seller’s Group as an ancillary part of certain bundled services provided to such customers by those other members of the Seller’s Group, and “Bundled Contract” means any one of them;

“Business” means the global connectivity services business (including VSAT Satellite Communications Services) as carried on in any part of the world by any member of the Seller’s Group as at the date of this Agreement;

“Business Assets and Liabilities” means:
(i)	the Shares; and

(ii)	(save in respect of the Group Companies) the Properties, the Closing Employees, the Contractors, the Telecommunications Licences, the Teleports, the Business VSATs, the Material IT, the Contracts, the Working Capital, the Intra-Group Payables, the Intra-Group Receivables, the Group Companies’ Cash Balances, the Third Party Indebtedness, the Material IP, the Goodwill, and any other Intellectual Property and Know-how used primarily by any member of the Seller’s Group in connection with the Business, and all other rights, assets (including for the avoidance of doubt, plant and equipment) and Liabilities (other than the Excluded Liabilities and Liabilities in respect of Tax) relating primarily to or used primarily by any member of the Seller’s Group in connection with the Business;
“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the United States of America or the United Kingdom or where such term is used in connection with the sale or transfer of any Group Business or any Shares, each jurisdiction in which such a Group Business or such Shares is located;

“Business Transfer Agreement” means a business transfer agreement in substantially the form of the Pro-forma Business Transfer Agreement to be entered into between the relevant parties to implement the relevant Transfer Transaction(s), in each case as contemplated by the Steps Plan;

“Business VSATs” means those VSATs located at the sites listed in Part 2 of Schedule 18, being each VSAT (other than VSATs that are:
(i)	Inventory; or

(ii)	owned by:
(a)	any customer of the Business; or

(b)	any member of the Seller’s Group and used for its own telecommunications purposes and in its capacity as a user of the services provided by the Business), in respect of which a member of the Seller’s Group has a support obligation pursuant to a Customer Contract;

“Cayman NewCo” means the limited liability (or local equivalent) company proposed to be formed in the Cayman Islands pursuant to the Steps Plan for the purpose of the Nigeria Reorganisation;

“Cayman Shares” means all the Shares in the capital of the Cayman NewCo;

“Closing” means the completion of the sale of those of the Shares and the Group Businesses as are listed in the Closing Notice, pursuant to Clauses 7.1, 7.2 and 7.3 of this Agreement and each relevant Share Transfer Agreement and Business Transfer Agreement;

“Closing Date” means the date on which Closing takes place;

“Closing Employees” means the Transfer Employees, the Offer Employees and the Group Company Employees, and “Closing Employee” means any one of them;

“Closing Notice” has the meaning given to it in Clause 7.5.1(i);

“Closing Statement” means the statement setting out Working Capital, Intra-Group Payables, Intra-Group Receivables, Group Companies’ Cash Balances and Third Party Indebtedness, to be prepared by the Seller in accordance with Clause 8 and paragraphs 1 and 2 of Schedule 6 in the form of the Annex to Schedule 6 and agreed or determined pursuant to paragraph 3 of Schedule 6;

“Code” means the United States Internal Revenue Code of 1986;

“Commercially Reasonable Expenses” are those commercially reasonable costs and expenses which a Reasonable and Prudent Operator would spend;

“Competition Authority” means any Governmental Authority responsible for or having the power to monitor, supervise, adjudicate, implement or enforce any competition, restrictive trade practice, anti-trust, merger control or fair trading laws;

“Confidentiality Agreement” means the confidentiality agreement dated 14 May 2010 between Schlumberger Limited and the Purchaser, as amended and supplemented by a letter agreement dated 27 May 2010 between Schlumberger Limited and the Purchaser, pursuant to which certain confidential information relating to the Business was made available to the Purchaser;

“Contamination” means the release into or presence of Hazardous Substances and Emissions (excluding for these purposes any electric magnetic or electromagnetic, radiation, frequencies or fields or radio waves) in on, or under the soil, groundwater or surface water at any Property on or before Closing;

“Contractor” means any individual who provides services on an ad hoc basis to any Group Company or other member of the Seller’s Group, in connection with the Business, from time to time;

“Contracts” means the Customer Contracts, the Hosting Agreements, the IT Agreements, the Lease Agreements, the Partnership Agreements, the Space Segment Contracts, the SPINE Contracts and the Supplier Contracts;

“Contracts Long-Stop Date” means, in respect of a Contract, the date on which such Contract expires or terminates in accordance with its terms or would expire or terminate but for any automatic renewal provision or any commitment or arrangement made pursuant to such Contract following Closing;

“Corporate Income Tax” means the current Tax on income, profits and/or gains payable by any Group Company in respect of the period up to and including the Closing Date, on the assumption that a Tax accounting period ended on Closing, taking into account any relevant transactions undertaken by any Group Company prior to or on the Closing Date, and Tax losses, Reliefs or credits available for set-off against such Tax, and any payments of Tax made by any Group Company on or before the Closing Date to any Tax Authority in respect of the relevant period;

“Criminal Liabilities” means all Liabilities (other than any Environmental Liability or any Excluded Tax Liability) in respect of any non-compliance, or alleged non-compliance, with any written criminal statute or regulation or any Anti-Corruption Laws where the relevant non-compliance or alleged non-compliance occurred prior to Closing in relation to the conduct of the Business;

“Customer Contracts” means the written contracts and agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, by any Group Company or any other member of the Seller’s Group, that relate primarily to the Business, with customers of the Business for the manufacture and/or sale of goods or the provision of services by such member of the Seller’s Group, in each case to the extent that such contracts and agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Data Pack” means the data pack dated May 2010 containing certain information relating to the Business and made available by the Seller to the Purchaser;

“Data Room” means the data room as at 18:00 hours on 4 November 2010 containing documents and information relating to the Business made available by the Seller online at https://datasite.merrillcorp.com with the project name Catfish, the contents of which are listed in Annex 1 to the Disclosure Letter;

“Disclosed” means fairly disclosed (in sufficient detail to allow a diligent third party, acting reasonably, to identify the nature and scope of the matters disclosed) to the Purchaser;

“Disclosure Letter” means the letter in the Agreed Terms from the Seller to the Purchaser disclosing:
(i)	information constituting exceptions to the Seller’s Warranties; and

(ii)	details of other matters referred to in this Agreement;
“Draft Closing Statement” has the meaning given to it in Clause 8.1;

“Early Closing Confirmation Notice” has the meaning given to it in Clause 7.1.2;

“Emergency” means a state of affairs in respect of or affecting Contamination or Radiation where immediate and serious harm to people or the Environment occurs or is imminent such that a Reasonable and Prudent Operator would take immediate action to mitigate such harm or risk of harm;

“Employee Benefit Arrangements” means, in any jurisdiction, the benefit schemes or arrangements (other than state or mandatory social security and retirement arrangements or mandatory collective bargaining arrangements) operated by any member of the Seller’s Group or in which any member of the Seller’s Group participates and that is in force immediately prior to Closing pursuant to which Closing Employees are eligible to receive benefits on retirement, ill-health or injury, death or voluntary withdrawal from or involuntary termination of employment, including any pension expenses or obligations, termination indemnity payments, life assurance arrangements, accidental death and dismemberment schemes, and post retirement medical benefits;

“Employment Liabilities” means all monetary claims, damages, compensation, wages, salary, bonus (including, for the avoidance of doubt, any bonus awarded in connection with the Transaction whenever payable) awards, penalties, fines, interest, costs (including reasonable and documented fees of external legal counsel), reasonable and documented expenses paid (excluding any internal management time expense) whatsoever arising from or connected with the employment or engagement of, or holding of offices or directorships by, the relevant persons or their termination of employment or engagement of such offices or directorships (other than Excluded Tax Liabilities or any personal liability howsoever incurred by the relevant persons as a result of their conduct or actions);

“Encumbrances” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing, and “Encumbrance” means any one of them, as applicable;

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by these media, including any individual;

“Environmental Law” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations, statutory guidance notes and final and binding court and other tribunal decisions of any relevant jurisdiction in force in the relevant jurisdiction at the date of this Agreement, whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances and Emissions into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances and Emissions, and all bye-laws, codes, regulations, decrees or orders issued or promulgated or approved thereunder or in connection therewith to the extent that the same have force of law at the date of this Agreement, excluding any such laws relating to town and country planning;

“Environmental Liability” means any Liability (other than Excluded Tax Liabilities) under Environmental Law in respect of Contamination or Radiation which arose or was present prior to Closing for: (i) costs and expenses payable by the relevant member of Purchaser’s Group to undertake Remedial Action to the extent such costs and expenses are Commercially Reasonable Expenses, but excluding internal costs and expenses; (ii) damages or other compensatory measures awarded or agreed or specific performance required pursuant to Environmental Proceedings in respect thereof, excluding any indirect or consequential losses; and (iii) reasonable legal costs and reasonable experts’ and consultants’ fees in respect of any matter falling under (i) or (ii);

“Environmental Permit” means any permit, licence, consent or other authorisation that is issued, granted or required under Environmental Law for the operation of the Business or in respect of any Property on or before the date of this Agreement;

“Environmental Proceedings” means the receipt by either the Purchaser or any other member of Purchaser’s Group of written notification of either the commencement or the threatened commencement of: (i) any civil, regulatory or criminal proceedings by any person under Environmental Law; or (ii) any regulatory investigation or other regulatory enforcement proceeding by a Regulatory Authority for breach of Environmental Law, in each case in relation to Contamination or Radiation;

“ERISA” means the United States Employee Retirement Income Security Act of 1974;

“Estimated Cash” means an amount equal to the Seller’s reasonable estimate of the aggregate of the Group Companies’ Cash Balances;

“Estimated Intra-Group Payables” means an amount equal to the Seller’s reasonable estimate of the aggregate of the Intra-Group Payables;

“Estimated Intra-Group Receivables” means an amount equal to the Seller’s reasonable estimate of the aggregate of the Intra-Group Receivables;

“Estimated Third Party Indebtedness” means an amount equal to the Seller’s reasonable estimate of the Third Party Indebtedness;

“Estimated Working Capital” means an amount equal to the Seller’s reasonable estimate of the Working Capital;

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater than the Base Working Capital (in which case it will be added to the Bid Value for the purposes of Clause 7.3) or by which it is less than the Base Working Capital (in which case it will be deducted from the Bid Value for the purposes of Clause 7.3);

“EU Transferee” means the Transferee of a Group Business carried on (in whole or part) in the EU;

“EU Transferor” means the Transferor of a Group Business carried on (in whole or part) in the EU;

“Excluded Assets” means:
(i)	the benefit of all Excluded Contracts;

(ii)	the Restricted Assets;

(iii)	any VSATs that are not the Business VSATs;

(iv)	any real properties, including any leases in respect of real properties, that are not Properties;

(v)	the Retained Cash Balances;

(vi)	the Retained Business Receivables; and

(vii)	the Excluded Telecommunications Licences;
“Excluded Contracts” means all contracts, engagements, licences, guarantees and other commitments that do not relate primarily to the Business, in each case entered into by or on behalf of, or the benefit of which is held on trust for or has been assigned to, any Group Company or any other member of the Seller’s Group prior to Closing, and for the avoidance of doubt, shall include all Bundled Contracts;

“Excluded Employment Liabilities” means any Employment Liabilities (other than Excluded Tax Liabilities):
(i)	which have not been discharged in whole or in part at Closing, which relate to the period prior to Closing and arise from or are connected with (a) the employment or engagement of or (b) the termination of employment or engagement of any Closing Employee or former employee or former worker in relation to the Business by any Group Company or by any other member of the Seller’s Group;

(ii)	which arise following Closing as a result of the termination of employment or engagement of any Closing Employee by operation of law in connection with the Transaction; or

(iii)	which arise from any bonus awarded by any member of the Seller’s Group in connection with the Transaction, but, for the avoidance of doubt, in each case in paragraphs (i) and (ii) above only excluding Employment Liabilities arising from (i) a claim by any Closing Employee (other than any US Offer Employee) who gives notice of resignation or objects to transfer on or before the Transfer Date as a result of a proposal or formal offer of employment by any member of the Purchaser’s Group that detrimentally changes such Closing Employee’s terms and conditions of employment or work conditions, (ii) a claim by any US Offer Employee as a result of an offer of employment by any member of the Purchaser’s Group that detrimentally changes such US Offer Employee’s terms and conditions of employment or work conditions or (iii) the termination of employment or engagement of any Closing Employee by the Purchaser or any other member of the Purchaser’s Group following Closing;

“Excluded Liabilities” means:
(i)	all performance obligations, payment obligations or Liabilities arising out of or in connection with any Excluded Contract or Excluded Asset (other than Excluded Tax Liabilities);

(ii)	the Pension and Benefits Liabilities;

(iii)	all Liabilities (other than Excluded Tax Liabilities) of each member of the Seller’s Group existing, outstanding or in force at Closing or arising, accruing or assessed after Closing in relation to any event, transaction or omission that does not relate to the Business;

(iv)	all Liabilities (other than Excluded Tax Liabilities) of each Group Company existing, outstanding or in force at Closing or arising, accruing or assessed after Closing in relation to any event, transaction or omission occurring prior to Closing that does not relate to the Business;

(v)	the Excluded Tax Liabilities;

(vi)	the Excluded Employment Liabilities;

(vii)	the Environmental Liabilities;

(viii)	the Product Warranty Liabilities;

(ix)	the Retained Business Payables; and

(x)	the Criminal Liabilities;
“Excluded Tax Liabilities” means all Liabilities in respect of Taxation relating to any Group Business payable or suffered (which shall include without limitation Liabilities which would have been payable but for the setting off against profits or against such Liabilities by a relevant member of the Purchaser’s Group of any Relief (other than a Relief arising in respect of (i) or (ii) below)) by a member of the Purchaser’s Group, other than a Group Company, (i) in respect of a Tax Transaction carried out or deemed for the purpose of Taxation to have been carried out or occurring or deemed to have occurred in any case on or before Closing in relation to or in the course of the Group Business as carried on by the relevant member of the Seller’s Group on or prior to Closing or (ii) by reference to profits (within the meaning of clause 1.4 of the Tax Deeds) earned, accrued, received or otherwise recognised by the relevant member of the Seller’s Group on or prior to Closing;

“Excluded Telecommunications Licences” means other than any Telecommunications Licences, any licences, permits, authorisations or certificates which are held by any member of the Seller’s Group in relation to such relevant member of the Seller’s Group’s capacity as: (a) an end user of, or customer receiving, VSAT Satellite Communications Services or related services under either Schlumberger Master Services Agreement or otherwise; or (b) a provider or reseller of VSAT Satellite Communications Services or related services pursuant to a Bundled Contract, including the VSAT, terrain station and value added services licences held by the relevant members of the Seller’s Group in Mexico and the Congo;

“Final Payment Date” means 10 Business Days after the date on which the process described in paragraph 3 of Schedule 6 for the preparation of the Closing Statement is complete;

“Financial Vendor Due Diligence Report” means the vendor due diligence report dated 9 July 2010 prepared by PricewaterhouseCoopers LLP in relation to the Business;

“Full Title Guarantee” means with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee;

“Goodwill” means the goodwill, custom and connections of the Seller or the relevant member of the Seller’s Group solely to the extent that they relate to the Business or relevant Group Business at Closing or the relevant Subsequent Transfer, but excluding goodwill in trade names used in relation to the Business and also used by one or more businesses of any members of the Seller’s Group other than the Business;

“Governmental Authority” means any multinational, national, federal, state, provincial or local governmental or regulatory or supervisory authority or entity or body or any subdivision thereof, including, without limitation, any agency, instrumentality, division, department, court or other body thereof;

“Gross Norway Degrouping Charge” means the amount in Norwegian Kroner shown next to that term in the Norway Statement being the Seller’s reasonable estimate of the undiscounted amount of all undischarged instalments payable in respect of the Norway Degrouping Charge;

“Group” means the Group Companies and the Group Businesses, taken as a whole;

“Group Business” means, in relation to any jurisdiction, the relevant part of the Business as carried on in that jurisdiction by the relevant member, or as the case may be, members of the Seller’s Group, as more particularly set out and described in the Steps Plan;

“Group Companies” means the companies, details of which are set out in paragraph 1 of Part 1 of Schedule 1, and the Cayman NewCo, and “Group Company” means any one of them, as applicable;

“Group Companies’ Cash Balances” means the amount set out against the “Group Companies’ Cash Balances” entry in the Closing Statement, being the aggregate amount of all relevant constituent line items comprising cash balances held by or on behalf of the Group Companies as at 23:59 hours in the relevant locations on the Closing Date, as derived from the underlying accounting records in respect of the Business less an amount equal to the Net Norway Degrouping Charge;

“Group Companies’ Insurance Policies” means all insurance policies maintained with third party insurers by or exclusively for the benefit of the Group Companies, in relation to the Business only, and “Group Company’s Insurance Policy” means any one of them;

“Group Company Employees” means:
(i)	those employees identified in Part 1 of Schedule 13;

(ii)	excluding those employees who resign or whose employment is terminated by the relevant member of the Seller’s Group in accordance with Clause 5.1.2 prior to the Transfer Date; and

(iii)	including any employee employed in accordance with Clause 5.1.2 and designated by the Seller as a Group Company Employee, and “Group Company Employee” means any one of them;

“Group Company Guarantees” means the securities, guarantees and indemnities (if any) listed in Part 2 of Schedule 11 given by or binding upon any Group Company in relation to or in connection with a Liability of any member of the Seller’s Group (excluding the Group Companies), and “Group Company Guarantee” means any one of them, as applicable;

“Hazardous Substances and Emissions” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment or to human health or a nuisance to any person, including, but not limited to, electric, magnetic or electromagnetic radiation, frequencies or fields and/or radio waves;

“HMRC” means Her Majesty’s Revenue & Customs;

“Hold-back Long Stop Date” has the meaning given to it in Clause 2.7.1;

“Hosting Agreements” means the written co-hosting agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, by any Group Company or any other member of the Seller’s Group, that relate primarily to the Business, with third party providers of teleporting and related connectivity services, in each case to the extent that such agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Indemnified Criminal Liabilities” means (a) all Liabilities (other than any Environmental Liability or any Excluded Tax Liability) of any member of the Purchaser’s Group in the nature of a fine, civil or administrative penalty, fee, compensation payment or similar sanction, or any other cost, in each case directly arising out of any action required by or agreed with any Governmental Authority, and in each case in respect of any non-compliance, or alleged non-compliance, with any written criminal statute or regulation or any Anti-Corruption Laws (including as a result of any settlement with or required by such Governmental Authority, with or without admission of wrong doing, in relation to any such non-compliance or alleged non-compliance) where the relevant non-compliance or alleged non-compliance occurred prior to Closing in relation to the conduct of the Business and (b) reasonable and documented fees and expenses of external legal counsel and other advisers payable by any member of the Purchaser’s Group in relation to any investigation, defence or settlement of such non-compliance or alleged non-compliance, but excluding any internal costs of any member of the Purchaser’s Group.

“Indebtedness” means, in relation to any person, Liabilities in respect of Corporate Income Tax and all loans and similar obligations for monies borrowed, including:
(i)	overdrafts and any other Liabilities in the nature of borrowings;

(ii)	by way of acceptance credits, discounting or similar facilities otherwise than on a non-recourse basis;

(iii)	by way of debt financing or sale and leaseback arrangements;

(iv)	finance leases under US GAAP; and

(v)	the principal amount of bills, bonds, notes, debentures or loan stock, together with interest accrued;

“Indemnified Transfer Tax” means any Transfer Tax required to be paid in respect of the transfer of the Group Businesses (or part thereof) or Shares in either case pursuant to the terms of this Agreement, any Business Transfer Agreement or any Share Transfer Agreement (the “Relevant Transfer Documents”);

“Intellectual Property” means trade marks, service marks, trade names, business names, logos, get-up, patents, inventions, registered and unregistered design rights, copyrights, database rights, domain names and URLs, rights to sue for passing off and in unfair competition, rights in opposition proceedings and all other similar rights in any part of the world including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Interest Rate” means a rate per annum equal to 1 per cent above LIBOR;

“Intra-Group Payables” means the amount set out against the “Intra-Group Payables” entry in the Closing Statement, being the aggregate amount of all relevant constituent line items comprising the aggregate amount of all outstanding Indebtedness owed by a Group Company to a member of the Seller’s Group as at 23:59 hours in the relevant locations on the Closing Date plus all unpaid accrued interest thereon, if any, up to (and including) such time;

“Intra-Group Receivables” means the amount set out against the “Intra-Group Receivables” entry in the Closing Statement, being the aggregate amount of all relevant constituent line items comprising the aggregate amount of all outstanding Indebtedness owed by a member of the Seller’s Group to a Group Company as at 23:59 hours in the relevant locations on the Closing Date plus all unpaid accrued interest thereon, if any, up to (and including) such time;

“Inventory” means the assets set out Part 3 of Schedule 18;

“Irrecoverable Transfer VAT” means an amount equal to any amount payable by a Transferee to a Transferor pursuant to Clause 18.11.6 or Schedule 15 of this Agreement by virtue of the transfer of any Group Business or Shares (or part thereof) being treated as a taxable supply for the purposes of VAT which the Purchaser certifies to the reasonable satisfaction of the Seller is not recoverable in the hands of the relevant Transferee (or a member of any relevant tax group of which it is a member);

“IT Agreements” means the written licence agreements and support or maintenance agreements (including computer software licences) in relation to the Material IT entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, that relate primarily to the Business, by any Group Company or any other member of the Seller’s Group, in each case to the extent that such agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Know-how” means industrial and commercial information and techniques in any form not in the public domain including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“Lease Agreements” means the lease agreements of which brief details are set out in Part 2 of Schedule 3, and “Lease Agreement” means any one of them;

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and “Liability” means any one of them;

“Losses” means losses, Liabilities, costs (including legal costs and experts’ and consultants’ fees and expenses), charges, expenses, actions, proceedings, claims and demands (excluding, unless otherwise specified, any loss of production, loss of profit, loss of revenue, loss of contract, loss of goodwill or loss of claim or any indirect or consequential losses);

“Management Accounts” means the Management Accounts Statements of Assets and Liabilities and the Management Accounts Profit and Loss Statements which have been delivered to the Purchaser prior to the date of this Agreement, and initialled by the Seller and the Purchase for the purposes of identification;

“Management Accounts Date” means 30 September 2010;

“Management Accounts Profit and Loss Adjustments” means the adjustments to which paragraph 2.3.1 of Schedule 7 refers;

“Management Accounts Statements of Assets and Liabilities Adjustments” means the adjustments to which paragraph 2.4.1 of Schedule 7 refers;

“Management Accounts Profit and Loss Statements” means the unaudited profit and loss statements in respect of the Business for the 12 month periods ended on each of 31 December 2007, 2008 and 2009 and for the 9 month period ended on the Management Accounts Date;

“Management Accounts Statements of Assets and Liabilities” means the unaudited statements of assets and liabilities drawn up as at each of 31 December 2007, 2008 and 2009 and the Management Accounts Date in respect of the Business;

“Material Contract” means any contract relating to the supply of goods and services to a member of the Seller’s Group, in relation to the Business, with an aggregate sales value in excess of US$500,000 per annum and any Material Customer Contract;

“Material Customer Contracts” means the Customer Contracts with the top 15 third party customers of the Business by revenue for financial year 2009, excluding customers to whom services are provided pursuant to a Bundled Contract, and “Material Customer Contract” means any one of them;

“Material IP” means the Intellectual Property set out in Part 1 of Schedule 3;

“Material IT” means the information technology products as set out in Schedule 14;

“Material Telecommunications Licences” means the Teleport Jurisdiction Licences set out in Part 1 of Schedule 12;

“Net Bid Value” means an amount equal to the Bid Value less the Allocation Adjustment;

“Net Norway Degrouping Charge” means the amount in Norwegian Kroner shown next to that term in the Norway Statement;

“Nigeria Carve-out” means the sale, pursuant to the relevant Business Transfer Agreement, by Omnes Communications Nigeria Limited to Schlumberger (Nigeria) Limited or another member of the Seller’s Group of those of its assets that are not to be sold to the Purchaser under this Agreement;

“Nigeria Reorganisation” means the reorganisation relating to the Business as carried on in Nigeria to be carried out in accordance with the Steps Plan and currently expected to comprise:
(i)	the sale, pursuant to the relevant Business Transfer Agreement, by Schlumberger (Nigeria) Limited to Omnes Communications Nigeria Limited of those of its assets relating primarily to the Business;

(ii)	the sale, pursuant to the relevant Business Transfer Agreement, by Schlumberger Support Nigeria Limited to Omnes Communications Nigeria Limited of those of its assets relating primarily to the Business;

(iii)	the sale, pursuant to the relevant Business Transfer Agreement, by Omnes Limited to Omnes Communications Nigeria Limited of those of its Teleport assets relating primarily to the Business;

(iv)	the Nigeria Carve-out; and

(v)	a contribution by Omnes Limited to the Cayman NewCo of the Nigeria Shares;
“Nigeria Shares” means all the shares in the capital of Omnes Communications Nigeria Limited;

“Nigeria Tax Deed” means the tax deed in Agreed Terms to be entered into by the parties to the Share Transfer Agreement to be entered into in respect of the Cayman Shares at Closing or, as the case may be, the relevant Subsequent Transfer;

“Norway Degrouping Charge” has the meaning given to it in the Norway Tax Deed;

“Norway Dividend” means payment by Schlumberger Information Technology Services Norge AS of a dividend to Schlumberger Norge AS for the purpose of distributing any excess cash;

“Norway Reorganisation” means the reorganisation relating to the Business as carried on in Norway to be carried out in accordance with the Steps Plan and currently expected to comprise:
(i)	the sale, pursuant to the relevant Business Transfer Agreement, by Schlumberger Information Technology Services Norge AS to a new Norwegian entity to be incorporated by the Seller, of those of its assets not relating primarily to the Business; and

(ii)	the Norway Dividend;
“Norway Shares” means all the shares in the capital of Schlumberger Information Technology Services Norge AS;

“Norway Statement” means the statement in the form set out in Part B of Schedule 19 to be delivered by the Seller to the Purchaser at Closing;

“Norway Tax Deed” means the tax deed in Agreed Terms to be entered into by the parties to the Share Transfer Agreement to be entered into in respect of the Norway Shares (currently expected to be) Schlumberger Norge AS and Caprock Communications Norway A.S. at Closing or, as the case may be, the relevant Subsequent Transfer;

“Offer Employees” means:
(i)	those employees identified in Part 3 of Schedule 13;

(ii)	excluding those employees who resign or whose employment is terminated by the relevant member of the Seller’s Group in accordance with Clause 5.1.2 prior to the Transfer Date (except, for the avoidance of doubt, those who resign or whose employment is terminated for the purposes of accepting an offer made under paragraph 5.1 of Schedule 10); and

(iii)	including any employee employed in accordance with Clause 5.1.2 and designated by the Seller as an Offer Employee, and “Offer Employee” means any one of them;

“Other Telecommunications Licences” means the telecommunications licences set out in column (2) of Part 2 of Schedule 12;

“Partnership Agreements” means the written contracts and agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, that relate primarily to the Business, by any Group Company or any other member of the Seller’s Group with third party telecommunications operators in connection with the provision by such member of the Seller’s Group of connectivity services to customers of the Business in the relevant jurisdictions, in each case to the extent that such contracts and agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Patent Assignments” means the patent assignments in substantially the form of the Pro-forma Patent Assignment to be entered into between the relevant parties to implement the transfer of the relevant Material IP, in each case as contemplated by the Steps Plan, and “Patent Assignment” means any one of them;

“Pension and Benefits Liabilities” means, subject to the provisions of paragraph 5.3 of Schedule 10, that proportion of any Liability (other than Excluded Tax Liabilities) arising under (i) an Employee Benefit Arrangement which arises directly from the Closing Employees’ pre-Closing employment with the relevant members of the Seller’s Group or membership of an Employee Benefit Arrangement and (ii) Title IV of ERISA with respect to an applicable Employee Benefit Arrangement;

“Permitted Encumbrances” means security interests arising either (i) by operation of law or (ii) under title retention provisions in any contract entered into in the ordinary course of business;

“Pollutant Linkage” means a linkage between (a) any Contamination and (b) a Receptor, by means of a pathway, route or other means through which such Contamination is harming or could harm such Receptor;

“Post Closing Environmental Investigation” means any environmental investigation undertaken by or on behalf of the Purchaser within the 12 months after Closing, including any intrusive or phase 2 investigation;

“Product Warranty Liabilities” means all Liabilities (other than Excluded Tax Liabilities) arising prior to Closing, or arising, accruing or assessed after Closing in respect of that period, in each case directly resulting from claims made by customers of the Business under any warranty given by any member of the Seller’s Group in respect of products manufactured, sold or supplied by it or any other member of the Seller’s Group in relation to the Business;

“Pro-forma Acknowledgement Letter” means the letter agreement in the Agreed Terms set out in Annex 4 to Schedule 10;

“Pro-forma Business Transfer Agreement” means the pro-forma business transfer agreement in the form set out in Annex 2 to Schedule 10;

“Pro-forma Patent Assignment” means the patent assignment in the form set out in Annex 1 to Schedule 3;

“Pro-forma Share Transfer Agreement” means the pro-forma share transfer agreement in the form set out in Annex 3 to Schedule 10;

“Pro-forma Trade Mark Assignment” means the trade mark assignment in the form set out in Annex 2 to Schedule 3;

“Properties” means the real properties of which brief details are set out in Schedule 2, and “Property” means any one of them, as applicable;

“Purchase Price” has the meaning given to it in Clause 3.1;

“Purchaser’s Early Closing Notice” has the meaning given to it in Clause 7.1.2;

“Purchaser’s Group” means the Purchaser, its ultimate holding company and the ultimate holding company’s subsidiaries from time to time (including, following Closing, or the relevant Subsequent Transfer, the Group Companies);

“Purchaser’s Lawyers” means Sullivan & Cromwell LLP of One New Fetter Lane, London EC4A 1AN;

“Radiation” means Hazardous Substances and Emissions (excluding for these purposes physical wastes, pollutants and contaminants but including any electric, magnetic or electromagnetic radiation, frequencies or fields or radio waves) emitted from any telecommunications equipment forming part of the Business at any Property in breach of relevant exposure limits or technical guidance under applicable Environmental Law;

“Reasonable and Prudent Operator” means a person in the general conduct of its undertaking exercising that degree of skill and diligence which would reasonably be expected from a skilled and experienced operator having regard to applicable law, who is engaged in the same type of undertaking, in the same industry in the same jurisdiction with a continuing interest in the operation of the same and not acting with intention of disposal thereof, but without the benefit of indemnification for Environmental Liabilities;

“Receptor” means any human being, any ecosystem or living organism(s) forming part of it, or property in the form of crops, livestock, produce or buildings or controlled water that is being or could be harmed by Contamination as more specifically defined under statutory guidance set out in Defra Circular 01/2006 pursuant to Part 2A Environmental Protection Act 1990;

“Regulatory Authority” means any agency, authority, body or government department with authority and/or power under or pursuant to Environmental Law;

“Relevant Employees” means those employees as set out in Parts 1, 2 and 3 of Schedule 13, and “Relevant Employee” means any one of them;

“Relevant Timetable” means the time limit set out in Section 18(3) of the Norwegian Competition Act of 5 March 2004 or, if applicable, the time limits set out in Section 20(2) and (3) of such act;

“Relief” has the meaning given to it in the Tax Deeds;

“Remedial Action” means those measures that are the minimum reasonably necessary to discharge the Purchaser’s liability under Environmental Law to investigate, assess, monitor, remove, remedy, abate, contain, control, treat or ameliorate any Contamination or Radiation and in the case of Radiation may include if reasonably practicable and cheaper, the purchase of land in the vicinity of the relevant Property at which the elevated levels of Radiation were measured;

“Reporting Accountants” means Deloitte & Touche or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants to be agreed by the Seller and the Purchaser within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them to the President of the Institute of Chartered Accountants in England and Wales;

“Restricted Assets” means any part of the Business carried on in, or with any person located in, Iran, Myanmar and/or Cuba and all assets related to the Business located in or associated with any such jurisdiction;

“Retained Business Payables” means the trade payables and accruals of any member of the Seller’s Group, in relation to the Business, other than trade payables and accruals of the Group Companies and other than Excluded Tax Liabilities;

“Retained Business Receivables” means the trade receivables and prepayments of any member of the Seller’s Group, in relation to the Business, other than trade receivables and prepayments of the Group Companies;

“Retained Cash Balances” means cash in hand, whether accessible by notice or otherwise, cash held in banks or similar financial institutions, securities with a maturity of less than one year and convertible into cash and investments in shares, securities and similar instruments held by any member of the Seller’s Group, in relation to the Business, other than the Group Companies’ Cash Balances;

“Seller’s Early Closing Notice” has the meaning given to it in Clause 7.1.2;

“Schlumberger IP” has the meaning given to it in Clause 9.2.1;

“Schlumberger Master Services Agreements” means:
(i)	the master services agreement in the Agreed Terms relating to certain services to be provided to members of the Seller’s Group post Closing in the USA and Canada to be entered into on Closing between Schlumberger Technology Corporation and Harris Communications Inc.; and

(ii)	the master services agreement in the Agreed Terms relating to certain services to be provided to members of the Seller’s Group post Closing in jurisdictions other than the USA and Canada to be entered into Closing between Petroleum Equipment and Supplies FZE and CapRock Communications, Inc.
and “Schlumberger Master Services Agreement” shall mean either of them;

“Seller’s Group” means the Seller, Schlumberger Limited and its subsidiaries from time to time (excluding, following Closing, or the relevant Subsequent Transfer, any Group Company);

“Seller’s Group Insurance Policies” means all insurance policies (whether under policies maintained with third party insurers or any member of the Seller’s Group), other than the Group Companies’ Insurance Policies, maintained by any member of the Seller’s Group in relation to the Business only under which, immediately prior to Closing, any member of the Seller’s Group, in relation to the Business only, is entitled to any benefit, and “Seller’s Group Insurance Policy” means any one of them, as applicable;

“Seller’s Guarantees” means the securities, guarantees and indemnities (if any) listed in Part 1 of Schedule 11 given by or binding upon any member of the Seller’s Group (excluding the Group Companies) or any person connected with any of them in relation to or in connection with a Liability of any of the Group Companies;

“Seller’s Lawyers” means Linklaters LLP of One Silk Street, London EC2Y 8HQ;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 10.1 and Schedule 7, and “Seller’s Warranty” means any one of them, as applicable;

“Senior Employee” means those employees set out in Part 4 of Schedule 13;

“Share Transfer Agreement” means a share transfer agreement in substantially the form of the Pro-forma Share Transfer Agreement to be entered into between the relevant parties to implement the relevant Transfer Transaction(s), in each case as contemplated by the Steps Plan;

“Shares” means all the shares in the capital of each Group Company specified in paragraph 1 of Part 1 of Schedule 1;

“Space Segment Contracts” means the written contracts and agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, that relate primarily to the Business, by any Group Company or any other member of the Seller’s Group with satellite service providers for the provision of satellite capacity or connectivity to such member of the Seller’s Group, in each case to the extent that such contracts and agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“SPINE Contracts” means the written contracts and agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, that relate primarily to the Business, by any Group Company or any other member of the Seller’s Group with certain service providers for the provision of terrestrial telecommunications connectivity to such member of the Seller’s Group for resale purposes, in each case to the extent that such contracts and agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Steps Plan” means the annexes setting out the transactions and documents required to give effect to the transfer of the Group in the Agreed Terms as set out in Annex 1 to Schedule 10 and as may be amended in accordance with the provision of Schedule 10;

“Steps Plan Disagreement Notice” has the meaning given to it in paragraph 2.1.2(iii) of Schedule 10;

“Subsequent Transfer” means in respect of any particular sale of Shares or, as the case may be, a Group Business not completed at Closing, the completion of such sale pursuant to Clause 7.7 of this Agreement and any relevant Share Transfer Agreement or, as the case may be, Business Transfer Agreement;

“Subsequent Transfer Date” means, in respect of any Subsequent Transfer, the date on which that Subsequent Transfer takes place;

“Supplier Contracts” means the written contracts and agreements entered into on or prior to Closing or, as the case may be, the relevant Subsequent Transfer, that relate primarily to the Business, by any Group Company or any other member of the Seller’s Group with third party suppliers for the sale of goods or the provision of services to such member of the

Seller’s Group, in each case to the extent that such contracts and agreements remain in force at Closing or, as the case may be, the relevant Subsequent Transfer;

“Surviving Provisions” means Clause 1, Clause 4.5, Clause 15, Clause 16, Clauses 18.2 to 18.8, Clause 18.12, Clause 18.13 and Clause 18.15;

“Target Closing Notice” has the meaning given to it in Clause 7.1.3;

“Target Closing Transactions” means the execution by each relevant member of the Seller’s Group and each relevant member of the Purchaser’s Group of a Share Transfer Agreement or, as the case may be, a Business Transfer Agreement, in accordance with the Steps Plan, to effect the sale of:
(i)	Schlumberger Information Technology Services Norge AS;

(ii)	Cayman NewCo; and

(iii)	the Group Businesses in the following jurisdictions:
(a)	Algeria;

(b)	Angola;

(c)	Australia;

(d)	Brazil;

(e)	Italy;

(f)	Malaysia;

(g)	Mexico;

(h)	Nigeria

(i)	Singapore;

(j)	Spain;

(k)	The United Kingdom;

(l)	The United States of America; and

(m)	Venezuela;
“Tax Authority” has the meaning given to it in the Tax Deeds;

“Tax Deeds” means the Nigeria Tax Deed and the Norway Tax Deed;

“Tax Return” has the meaning given to it in the Tax Deeds;

“Tax Transaction” has the meaning given to “Transaction” in the Tax Deeds;

“Tax Warranties” means the Seller’s Warranties contained in paragraph 14 and 15.5 of Schedule 7 and “Tax Warranty” means any one of them, as applicable;

“Taxation” or “Tax” means all forms of taxation (other than deferred tax as that term is understood for accounting purposes) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, levies or other charges or withholdings (in any case which are in the nature or on account of taxation) whether levied by reference to income, profits, gains, asset values, turnover, added value (including VAT) or otherwise (including, for the avoidance of doubt, Universal Service Fees and related

Federal Communication Commission program fees) and shall further include payments in respect of or on account of Tax, in each case whenever and wherever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person and all penalties and interest relating thereto;

“Telecommunications Licences” means together the Teleport Jurisdiction Licences and the Other Telecommunications Licences, and “Telecommunications Licence” means any one of them, as applicable;

“Telecommunications Licence Consents” means the necessary consents, approvals, permits, authorisations or waivers required from a Governmental Authority for the assignment or transfer of any of the Telecommunications Licences or the change of control of any of the respective licensees which hold a Telecommunications Licence in connection with: (i) the Transfer Transactions; and/or (ii) the Transaction, and “Telecommunications Licence Consent” means any one of them, as applicable;

“Teleports” means the components and related plant and machinery (excluding any components, plant and machinery that are Inventory or that are supplied by a third party and used by the Business pursuant to any Hosting Agreement or Partnership Agreement) that together comprise the teleports located at the sites listed in Part 1 of Schedule 18;

“Teleport Jurisdiction Licences” means those licences set out in column (2) of Part 1 of Schedule 12, and “Teleport Jurisdiction Licence” means any one of them, as applicable;

“Third Party Claim” has the meaning given to it in Clause 13.5;

“Third Party Contract Consents” means all necessary consents, approvals, permits, authorisations or waivers required from third parties for the assignment, novation or transfer of any of the Contracts or the change of control of any Group Company party to such Contract in connection with: (i) the Transfer Transactions; and/or (ii) the Transaction, and “Third Party Contract Consent” means any one of them, as applicable;

“Third Party Indebtedness” means the amount set out against the “Third Party Indebtedness” entry in the Closing Statement, being the aggregate amount of all outstanding Indebtedness owed by any Group Company to any third party that is not a member of the Seller’s Group as at 23:59 hours in the relevant locations on the Closing Date plus all unpaid accrued interest thereon, if any, up to (and including) such time;

“Title Warranties” means the Seller’s Warranties set out in paragraphs 1.1.1 to 1.1.7 and paragraphs 4.3.1 and 5.1.5 of Schedule 7;

“Trade Mark Assignments” means the trade mark assignments in substantially the form of the Pro-forma Trade Mark Assignment to be entered into between the relevant parties to implement the transfer of the relevant Material IP, in each case as contemplated by the Steps Plan, and “Trade Mark Assignment” means any one of them;

“Transaction” means the sale and purchase of the Group pursuant to this Agreement;

“Transaction Documents” means together, this Agreement and each document identified in Schedule 4, and “Transaction Document” means any one of them, as applicable;

“Transfer Date” means, in respect of any employee, the Closing Date or, as the case may be, the relevant Subsequent Transfer Date;

“Transfer Documents” means the Business Transfer Agreements, the Share Transfer Agreements and any other documents, agreements or instruments to be entered into as set out in the column headed “Transfer Documents” of the Steps Plan, in each case to give effect to, or evidence of, in whole or in part, the Transfer Transaction(s) set out opposite such document, agreement or instrument in the column headed “Transfer Transaction” of the Steps Plan, together with: (i) any amendments thereto or any other document, agreement or instrument in each case which does not constitute a material deviation from the Steps Plan (having regard to its operational or financial impact on the Purchaser or any other member of the Purchaser’s Group) and which is deemed reasonably necessary or desirable by the Seller to give effect to, or otherwise in connection with, the relevant Transfer Transaction(s); and (ii) any amendments to the Transfer Documents, or any additional document, instrument or agreement, agreed pursuant to paragraph 2.1.2 of Schedule 10, and “Transfer Document” means any one of them;

“Transferee” means any member of the Purchaser’s Group which acquires any Group Business or any Shares from any member of the Seller’s Group pursuant to the terms of the relevant Transfer Documents;

“Transfer Employees” means:
(a)	those employees identified in Part 2 of Schedule 13;

(b)	excluding those employees who resign or whose employment is terminated by the relevant member of the Seller’s Group in accordance with Clause 5.1.2 prior to the Transfer Date; and

(c)	including any employee employed in accordance with Clause 5.1.2 and designated by the Seller as a Transfer Employee, and “Transfer Employee” means any one of them;

“Transferor” means any member of the Seller’s Group which transfers any Group Business or any Shares to a member of the Purchaser’s Group pursuant to the terms of the relevant Transfer Documents;

“Transfer Regulations” means Transfer of Undertakings (Protection of Employment) Regulations 2006 or any equivalent regulation or legislation that applies pursuant to the Acquired Rights Directive 77/187/EEC (or any amendments thereto) or any other national regulation or legislation pursuant to which employees of the Seller’s Group working in the Business immediately prior to Closing or, as the case may be, the relevant Subsequent Transfer transfer by operation of law to the Purchaser or any member of the Purchaser’s Group on or as a result of or in contemplation of Closing or the relevant Subsequent Transfer;

“Transfer Tax” means all Taxes imposed in respect of (i) the transfer of shares and (ii) the transfer of assets or liabilities of any kind, including stamp duties, real estate transfer taxes, registration fees, notarial fees and taxes and capital duties or their equivalents in all jurisdictions whenever and wherever imposed and, for the avoidance of doubt, shall include all taxes payable in relation to any deemed transfer of assets as the result of a sale of shares and all penalties, surcharges, charges and interest relating thereto but “Transfer Tax” shall not include any charge to capital gains or income taxes and shall not include VAT;

“Transfer Transactions” means the actions and transactions intended to effect the Steps Plan as set out in the column headed “Transfer Transaction” of the Steps Plan together with: (i) any other action or transaction which (a) does not constitute a material deviation from or amendment to the Steps Plan (having regard to its operational or financial impact on the Purchaser or any other member of the Purchaser’s Group) and which is deemed reasonably necessary or desirable by the Seller to implement and give effect to such plan or (b) is agreed pursuant to paragraph 2.1.2 of Schedule 10; and (ii) any amendment to any Transfer Transaction (a) which does not constitute a material deviation from or amendment to the Transfer Transaction (having regard to its operational or financial impact on the Purchaser or any other member of the Purchaser’s Group) or (b) which is agreed pursuant to paragraph 2.1.2 of Schedule 10, and “Transfer Transaction” means any one of them;

“Transitional Services Agreement” means the transitional services agreement in the Agreed Terms relating to the provision of certain services by the Seller’s Group to the Purchaser’s Group to be entered into between the Seller and the Purchaser on or before Closing;

“Trigger Event” means:
(a)	an Emergency in respect of the applicable Contamination or Radiation;

(b)	any Environmental Proceeding in respect of the applicable Contamination or Radiation; or

(c)	the identification of any Pollutant Linkage, Contamination or Radiation by any member of the Purchaser’s Group as a result of undertaking the Post Closing Environmental Investigation, which constitutes an Environmental Liability, which if the relevant Regulatory Authority had the information held by the relevant member of the Purchaser’s Group would cause such Regulatory Authority to serve written notice requiring the Purchaser or any other member of the Purchaser’s Group to undertake Remedial Action;
“UK Business” means the Group Business in the UK;

“UK Transferee” means the Transferee of the UK Business;

“UK Transferor” means the Transferor of the UK Business;

“US GAAP” the accounting principles generally accepted in the United States of America as at the Management Accounts Date;

“US Offer Employees” means those “Offer Employees” whose primary work location (not taking into account any work-related travel) is in the United States, and “US Offer Employee” means any one of them;

“VAT” means, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and outside the European Union any Taxation levied by reference to added value, use, or sales or similar Taxes;

“VSAT” means the components that together comprise a very small aperture terminal satellite earth station;

“VSAT Satellite Communications Services” means the provision of satellite communications solutions, including infrastructure, VSATs and related products and services;

“Working Capital” means the amount set out against the “Working Capital” entry in the Closing Statement, being the net aggregate amount of the current assets of the Group

Companies plus all the inventory of the Group Business in Algeria, the USA and the UK and the Group Companies (to the extent not otherwise included within current assets of the Group Companies) less current liabilities of the Group Companies (excluding Indebtedness); and

“Working Capital Adjustment” means the amount by which the Working Capital exceeds the Base Working Capital (which amount shall be added to the Bid Value for the purposes of Clause 3.1), or the amount by which the Working Capital is less than the Base Working Capital (which amount shall be deducted from the Bid Value for the purposes of Clause 3.1).
1.2	Shares

References to shares shall include, where relevant, quotas.

1.3	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to persons and companies

References to:
1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company include any company, corporation or any body corporate, wherever incorporated.
1.5	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:
1.5.1	holds a majority of the voting rights in it;

1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply;
and a company shall be treated, for the purposes only of the membership requirement contained in Clauses 1.5.2 and 1.5.3, as a member of another company if its shares in that other company are registered in the name of (i) another person (or its nominee), whether by way of security or in connection with the taking of security, or (ii) its nominee.

1.6	Schedules etc.

References to this Agreement shall include any Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.7	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.9	Legal terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.10	Currency conversion

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause 1.10:

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding the Relevant Date as quoted by the Financial Times, London edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:
(i)	for the purposes of Clause 5.1, Clause 11.4 and Schedule 7, the date of this Agreement;

(ii)	for the purposes of Clauses 11.2 and 11.3, the date on which notification is made to the Seller pursuant to Clause 13.1;

(iii)	for the purposes of Clause 7.4, the date that is one Business Day prior to the date of the Seller’s notification to the Purchaser pursuant to Clause 7.4; and

(iv)	for the purposes of Clause 8 and Schedule 6, the Closing Date.
1.11	Reference to time

Unless otherwise specified in this Agreement, references to any time of day shall be construed as references to London time.

1.12	Statutory provisions

Except as otherwise expressly provided in this Agreement, a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, re-enacted or replaced, except to the extent this would create or increase a Liability of the Seller or the Purchaser under this Agreement.

1.13	Contracts

Any reference in Schedule 7 to a contract, arrangement or agreement that would fall within the definition of Contract shall be deemed to be a reference to a contract, arrangement or agreement that is in force at the date of this Agreement.

1.14	Business

Any reference in Schedule 7 to the Business shall be deemed to be a reference to the Business as carried on at the date of this Agreement.

2	Agreement to Sell

2.1	On and subject to the terms of this Agreement, the Share Transfer Agreements and the Business Transfer Agreements, the Seller agrees to sell, or procure the sale by the relevant members of the Seller’s Group of, and the Purchaser agrees, to purchase, or procure the purchase by the relevant members of the Purchaser’s Group of, the whole of the Group as a going concern.

2.2	(a)	The Shares shall be sold with Full Title Guarantee and together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing).

	(b)	The assets comprising each Group Business shall be sold free from all encumbrances other than (i) Permitted Encumbrances, (ii) Encumbrances Disclosed to the Purchaser and (iii) Encumbrances that secure Indebtedness of a value not exceeding US$500,000 in aggregate.
2.3	There shall be excluded from the sale of the Shares under this Agreement or, where relevant, the Share Transfer Agreements, the assets transferred pursuant to the Nigeria Carve-out and the Norway Reorganisation.

2.4	There shall be included in the sale of the Group:
2.4.1	the Teleports;

2.4.2	the Business VSATs;

2.4.3	the Inventory;

2.4.4	such right, title and interest as the Seller, or as the case may be, the relevant member of the Seller’s Group, has in the Property;

2.4.5	Material IP;

2.4.6	the Goodwill;

2.4.7	the rights of any member of the Seller’s Group arising under the Contracts (subject to the terms set out in Schedule 10); and

2.4.8	all other rights and assets relating primarily to or used primarily by any member of the Seller’s Group in connection with the Business (other than any property, rights and assets of the Business expressly excluded from the sale under this Agreement), in each case as may change between the date of this Agreement and Closing or, as the case may be, Subsequent Transfer, in the ordinary course of business or in accordance with this Agreement.

Any reference to “Business” in any defined term used in this Clause 2.4, shall be deemed to be to the Business as carried on at Closing or, as the case may be, the relevant Subsequent Transfer.
2.5	There shall be excluded from the sale of the Group the following:
2.5.1	the Excluded Assets;

2.5.2	the Schlumberger IP;

2.5.3	except as set out in Clause 14, the benefit of any claim under any Seller’s Group Insurance Policy;

2.5.4	amounts due to any member of the Seller’s Group (other than the Group Companies) from any relevant Tax Authority in respect of Taxation;

2.5.5	any property, rights and assets otherwise excluded by the terms of this Agreement; and

2.5.6	any Relief arising in respect of any Group Business prior to Closing or Subsequent Transfer as the case may be in respect of Taxation.
2.6	To the extent that completion has not occurred pursuant to the terms of the relevant Business Transfer Agreement or Share Transfer Agreement, as the case may be, at Closing, the provisions of Schedule 17 shall have effect in relation to the relevant Group Business or Group Company and the relevant Closing Employees.

2.7
2.7.1	Where completion of any Business Transfer Agreement or Share Transfer Agreement, as the case may be, has not taken place on or prior to the date falling 18 months after Closing (the “Hold-back Long Stop Date”), the Purchaser shall, no later than three Business Days following the Hold-back Long Stop Date notify the Seller in writing of the name of the entity to which the relevant Group Business or Group Company should be transferred.

2.7.2	No later than the date falling one month after the Hold-back Long Stop Date, the Seller shall transfer or procure the transfer of each Group Business or Group Company to the entity identified by the Seller under Clause 2.7.1 and the provisions of Schedule 17 and Clause 9.6 shall cease to apply.
2.8	Right to nominate

The Purchaser shall be entitled to nominate, by notice in writing to the Seller at any time up to 10 Business Days prior to Closing or, as the case may be, Subsequent Transfer, one or more members of the Purchaser’s Group as the relevant purchaser(s) of the Norway Shares or the Nigeria Shares or any Group Business, as the case may be. To the extent no such person is nominated within such timeframe in relation to any Shares or any Group Business, as the case may be, the party listed in the relevant part of the Steps Plan (or if no such party is listed, the Purchaser) shall be the relevant purchaser in relation to those Shares or that Group Business, as the case may be.
3	Consideration

3.1	Amount

The total aggregate consideration for the purchase of the Shares and the Group Businesses under this Agreement and the Business Transfer Agreements and Share Transfer Agreements (the “Purchase Price”) shall be the assumption of the Assumed Liabilities together with an amount in cash in US dollars equal to the sum of:
3.1.1	US$397,500,000 (the “Bid Value”);
plus
3.1.2	the Group Companies’ Cash Balances and the Intra-Group Receivables;
minus
3.1.3	the Third Party Indebtedness and the Intra-Group Payables;
plus or minus
3.1.4	the Working Capital Adjustment.
3.2	Payment
3.2.1	Subject to Clause 3.2.2, the Purchaser shall procure that the relevant member of the Purchaser’s Group or failing which the Purchaser on behalf of such member of the Purchaser’s Group shall pay to the Seller acting on behalf of the relevant member of the Seller’s Group, or if notified by the Seller, no later than 10 Business Days prior to Closing, to the relevant member of the Seller’s Group that proportion of the Purchase Price which is allocated to the relevant Shares or Group Business in accordance with Clause 3.3.

3.2.2	The Purchaser agrees that the only adjustments to the Purchase Price shall be made pursuant to Clauses 3.4, 8 and 11.12.4 and undertakes that it shall not make, and shall procure that no member of the Purchaser’s Group makes, any claim (whether for restitution, failure of consideration or otherwise) against the Seller or any member of the Seller’s Group, in respect of any failure to implement any part of the Steps Plan following Closing (including the failure to execute or deliver any relevant Business Transfer Agreement or Share Transfer Agreement), save for any breach of Clause 9.6.
3.3	Allocation

The Purchase Price payable shall be allocated on the following basis:
(i)	the Net Bid Value shall be allocated to the relevant Shares and to the relevant Group Businesses (and to the assets of each such Group Business) as set out in the Steps Plan;

(ii)	the difference between the estimates of Working Capital, the Third Party Indebtedness and Group Companies’ Cash Balances taken into account in the Allocation Adjustment and the Estimated Working Capital, the Estimated Third Party Indebtedness and the Estimated Cash shall be allocated between the Shares or Group Businesses according to the Group Company or Group Business to which such difference relates or is attributable and consequently shall be deducted from or added to, as the case may be, the Net Bid Value allocated to the relevant Shares or to the relevant Group Business or Group Businesses in (i) above (and, if necessary, the Steps Plan will be updated to reflect such changes);

(iii)	each of the Intra-Group Receivables, and the Intra-Group Payables shall be allocated between the Shares according to the Group Company to which such item is attributable and consequently shall be added to (in the case of the Intra-Group Receivables) or deducted from (in the case of the Intra-Group Payables) the Net Bid Value allocated to the relevant Shares in (i) above; and

(iv)	The adjustments made pursuant to Clauses 8.3.1, 8.3.3 and 8.3.5 shall be allocated between the Shares or Group Businesses according to the Group Company or Group Business to which such adjustment relates or is attributable and shall be added or deducted (as appropriate) from the Net Bid Value allocated to those Shares or that Group Business, and the Seller shall procure that each relevant member of the Seller’s Group and the Purchaser shall procure that each relevant member of the Purchaser’s Group shall adopt that allocation for all Tax purposes. Notwithstanding any other provision of this Agreement, the Seller and the Purchaser agree that the allocation as set out in the Steps Plan may only be amended in the case of manifest error or where a significant change is made to the Steps Plan in accordance with the provisions of paragraph 2.1.2(ii) of Schedule 10 and such change to the allocation is agreed between Seller and Purchaser (acting reasonably).
3.4	Treatment of Payments
3.4.1	If any payment is made by the Seller to the Purchaser or by the Purchaser to the Seller, including where such payment is made by the Seller on behalf of any member of the Seller’s Group or by the Purchaser on behalf of any member of the Purchaser’s Group, in respect of any claim for any breach of this Agreement or any Business Transfer Agreement or Share Purchase Agreement or pursuant to an indemnity under any such agreement or any Tax Deed, then, so far as it is practicable to do so, the payment shall be treated as an adjustment of the consideration paid for the Shares or the Group Business to which the payment or claim relates under this Agreement and the consideration shall be deemed to be adjusted by the amount of such payment.

3.4.2	If:
(i)	the payment or claim relates to the shares in more than one Group Company or to more than one of the Group Businesses, it shall be allocated in a manner which reflects the impact of the matter to which the payment or claim relates, failing which it shall be allocated rateably to the shares in the Group Companies or relevant Group Businesses concerned by reference to the proportions in which the consideration is allocated in accordance with the Steps Plan; or

(ii)	the payment and/or claim relates to no particular shares in any Group Company or no particular Group Business, it shall be allocated rateably to all Group Companies and all the Group Businesses by reference to the proportions in which the consideration is allocated in accordance with the Steps Plan, and in each case the consideration shall be deemed to have been adjusted by the amount of such payment.
3.5	Consideration under Share Transfer Agreements and Business Transfer Agreements

Provided that the Purchaser has satisfied its obligations under Clause 7.3, any obligation of any member of the Purchaser’s Group under a Share Transfer Agreement or Business Transfer Agreement to pay consideration to any member of the Seller’s Group shall be deemed to have been satisfied at such time as all steps (other than payment of the consideration) have been taken by all parties to the relevant Share Transfer Agreement or Business Transfer Agreement so as to allow completion to occur under such agreement or, if no such steps are required, upon execution of the relevant Share Transfer Agreement or Business Transfer Agreement.

4	Conditions

4.1	Conditions precedent

The agreement to sell (or procure the sale of) and purchase (or procure the purchase of) the Shares and the Group Businesses contained in Clause 2.1 is conditional upon satisfaction subject only to Closing or, in the case of the condition set out in Clause 4.1.2, waiver by the Purchaser, of the following conditions:
4.1.1	the Norwegian Competition Authority having issued a decision (conditional or unconditional) to clear the Transaction or having been deemed to issue such a clearance decision by the expiry of the applicable time limits; and

4.1.2	the Seller having certified in writing that:
(i)	it has complied with its obligations pursuant to Clause 5.1.2, save where any non-performance will not have a material adverse effect on the Business taken as a whole;

(ii)	it has complied with its obligations pursuant to Clause 5.1.3; and
4.1.3	there has been no material non-compliance by the Seller with its obligations pursuant to paragraph 2.1.3 of Schedule 10;
provided that:
(i)	any failure by the Seller to take (or procure the taking of) any action or to implement (or procure the implementation of) any transaction that is not within its sole control (or the sole control of any member of the Seller’s Group) shall, where the act or omission of any person or entity other than a member of the Seller’s Group prevents the taking of any such action or the implementation of any such transaction, not constitute material non-compliance for the purposes of this Clause 4.1.3; and

(ii)	any failure by the Seller:
(a)	to take (or procure the taking of) any particular action or to implement (or procure the implementation of) any particular transaction as set out in, or contemplated, by the Steps Plan; or

(b)	to deliver (or procure the delivery of) or transfer (or procure the transfer of) any particular asset or right to the Purchaser (or other relevant member of the Purchaser’s Group), shall not in and of itself constitute material non-compliance for the purposes of this Clause 4.1.3.
4.2	Responsibility for satisfaction and related undertakings
4.2.1	The Purchaser shall take all such action as may be necessary to resolve any objection which any Competition Authority in any of the jurisdictions identified in Clause 4.1.1 may assert with respect to the Transaction, including proposing and agreeing to any divestments, consent decree, consent agreement or other conditions or undertakings, including hold separate undertakings, to ensure the satisfaction of the condition set out in Clause 4.1.1 or to avoid, oppose, vacate or lift any action, including any order, decision, judgment or injunction, that would otherwise have the effect of preventing satisfaction of the condition set out in Clause 4.1.1 or which would otherwise prevent or make illegal completion of the Transaction, as soon as practicable.

4.2.2	The Purchaser shall submit, at its cost, all filings required pursuant to Clause 4.1.1 within 10 Business Days following the date of this Agreement and shall use best endeavours to avoid any declaration of incompleteness by any competent Competition Authority or Governmental Authority or any other suspension or resetting of the applicable waiting or suspensory periods and, without prejudice to its obligations in Clause 4.2.1 and this Clause 4.2.2, it shall not withdraw any filing made unless: (i) such withdrawal is reasonably required to resubmit expeditiously any filing necessary or desirable to complete the Transaction; and (ii) the Seller has given its prior written consent (not to be unreasonably withheld or delayed). The Seller shall prepare and submit at its own cost any filings required pursuant to Clause 4.1.1.

4.2.3	With respect to the condition set out in Clause 4.1.1, each of the parties agrees to co-operate with the other and co-ordinate its efforts to adopt a joint approach with the other party with respect to the provision of information to, and all requests and enquiries from or communications with, the relevant Competition Authority (whether related to preliminary discussions or formal compliance or filings). In particular, neither party will take any unilateral action with any Competition Authority without first consulting and using reasonable endeavours to reach agreement with the other party. Without limiting the generality of the foregoing, each of the parties will (and will procure that each member of the Seller’s Group or the Purchaser’s Group, respectively, will):

(i)	exchange information and provide assistance that is reasonably requested by the other party for regulatory compliance purposes;

(ii)	promptly provide the other party with advance copies and a reasonable opportunity to comment on all applications, notices, submissions, consents, filings, correspondence and material supplied to or filed with any Competition Authority and copies of all notices, consents, rulings, orders, no-action letters, correspondence and material received from any Competition Authority;

(iii)	consult with the other party in advance of any meeting, telephone call or other discussion with any Competition Authority; and

(iv)	to the extent permitted by such Competition Authority, permit the other party to attend such meetings and discussions and where it has not been possible to involve the other party, to promptly inform the other party of the content of any such meeting, telephone call or discussion, it being understood that each of the Seller and the Purchaser will (and will procure that each member of the Seller’s Group or the Purchaser’s Group, respectively, will) at all times, to the extent reasonably practicable, provide the required information promptly in order to avoid any undue delay in the performance of the Purchaser’s and the Seller’s obligations (if any) under Clause 4.2.2.
4.2.4	Nothing in Clause 4.2.1, Clause 4.2.2 or Clause 4.2.3 shall oblige a party to provide any other party with any confidential or commercially sensitive information relating to any member of the Purchaser’s Group or the Seller’s Group, as applicable, or to their business, provided that any commercially sensitive information relating to the Seller’s Group or the Purchaser’s Group necessary in connection with the satisfaction of the conditions set out in Clause 4.1.1 will be communicated to the external legal advisers that the Purchaser or the Seller, as applicable, appoints for that purpose, subject to a written undertaking, in a form reasonably satisfactory to the Seller or Purchaser, as applicable, that such commercially sensitive information is not disclosed to the Purchaser or the Seller provided that, to the extent that such information relates to the Business, it may be so disclosed after Closing.
4.3	Mandatory filings
4.3.1	Without prejudice to Clause 4.2.1, the Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall (without the prior written consent of the Seller) make any merger filing or seek any consent or approval from any Competition Authority in any jurisdiction if there is no mandatory requirement to do so.

4.3.2	Clause 4.3.1 shall not prevent the Purchaser from making a merger filing or any other submission in connection with the Transaction to the extent that such filing or submission is requested by any competent Competition Authority.

4.3.3	The provisions of Clause 4.2.1, 4.2.2, 4.2.3 and 4.2.4 shall apply mutatis mutandis in relation to any merger filing or submission made in the circumstances described in this Clause or to any investigation initiated by a

Competition Authority relating to the Transaction, except that the 10 Business Day requirement in Clause 4.2.2 shall only apply to the filing with the Norwegian Competition Authority provided that any other filing or submission provided for by this Clause 4 shall be made promptly.
4.4	Non-satisfaction/waiver
4.4.1	The party responsible for satisfaction of each condition in Clause 4.1 shall, in the case of the Purchaser, give notice to the Seller and in the case of the Seller give notice to the Purchaser of the satisfaction or, if applicable, the non-satisfaction of the relevant conditions within two Business Days of becoming aware of the same.

4.4.2	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in Clause 4.1.2 or Clause 4.1.3 by notice in writing to the Seller.
4.5	Termination

If any of the conditions in Clause 4.1 is not satisfied or waived, as applicable within 12 months of the date of this Agreement, this Agreement (other than the Surviving Provisions) shall terminate and no party shall have any claim against any other under it, save for any claim arising from breach of any obligation contained in Clause 4.2 or Clause 4.3.

5	Pre-Closing

5.1	The Seller’s obligations in relation to the conduct of the Business

The Seller undertakes to procure that, between the date of this Agreement and Closing (except in each case (a) as required by applicable laws and regulations, (b) as Disclosed in the Disclosure Letter, (c) with respect to the matters referred to in Clause 5.3, (d) as necessary to satisfy the obligations of the Business in relation to any contract entered into in the ordinary course of business prior to, and in force as at, the date of this Agreement or (e) as may be approved by the Purchaser (such approval not to be unreasonably withheld or delayed)):
5.1.1	the Business, and any part of it, shall be carried on as a going concern in all material respects in the ordinary and usual course as carried on at the date of this Agreement;

5.1.2	without prejudice to the generality of Clause 5.1.1:

(i)	no Group Company shall declare or pay any dividend or other distribution in the nature of a dividend or reduce its paid-up capital (other than in a transaction with another Group Company or as contemplated by the Steps Plan);

(ii)	no Group Company shall repay, redeem or repurchase any share capital of any Group Company;

(iii)	no Group Company nor any other member of the Seller’s Group shall terminate any Employee Benefit Arrangement or amend any Employee Benefit Arrangement so as to materially increase the obligations to fund any such Employee Benefit Arrangement or, save as required by applicable laws and regulations:

(a)	make any material amendment to the terms and conditions of employment (including remuneration, pension entitlements and other benefits) of any Closing Employee (other than minor increases in emoluments made in the ordinary and usual course of business which the Seller shall notify to the Purchaser as soon as reasonably practicable after any such amendments);

(b)	provide or agree to provide any gratuitous payment or benefit to any Closing Employee or any of his dependants (other than bonuses or gratuity payments or benefits provided or agreed to be provided in the ordinary course of business and on a basis consistent with previous practice within the Seller’s Group);

(c)	dismiss any Senior Employee without cause; or

(d)	save where any engagement or appointment is necessary for operational reasons, engage or appoint any additional employee in relation to the Business without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed);
(iv)	no Group Company nor any other member of the Seller’s Group shall, in relation to any of the Properties:
(a)	apply for any planning permission or implement any planning permission already obtained but not implemented;

(b)	carry out any material structural alteration or addition to, or effect any material change of use of, any such Property;

(c)	other than in the ordinary course of business, terminate or serve any notice to terminate, surrender or accept any surrender of or waive the terms of any Lease Agreement that is material in the context of the Business;

(d)	agree any material increase to any rent or fee payable under any Lease Agreement that is material in the context of the Business;

(e)	enter into any agreement or other commitment that is material in the context of the Business;

(f)	vary in any material respect any relevant agreement, Lease Agreement or other commitment in each case that is material in the context of the Business;

(g)	sell, convey, transfer, assign or charge any such Property, grant any rights or easements over any such Property or enter into any covenants materially affecting any such Property; or

(h)	abandon or vacate any currently owned or leased Property, or terminate or fail to renew any current Lease Agreement or agree to do any such thing in each case which would have a material adverse effect on the Business;
(v)	no Group Company nor any other member of the Seller’s Group shall grant, modify in any material respect, agree to terminate or permit to lapse any Material IP or enter into any material agreement relating to any such rights;

(vi)	no Group Company nor any other member of the Seller’s Group shall modify in any material respect or agree to terminate any Material Contract or any Material Telecommunications Licence;

(vii)	no Group Company nor any other member of the Seller’s Group in relation to the Business shall save in a manner consistent with previous practice within the Seller’s Group, take steps to procure payment by any debtor generally in advance of the date on which book and other debts are usually paid by the relevant members of the Seller’s Group in relation to the Business;

(viii)	no Group Company nor any other member of the Seller’s Group in relation to the Business shall save in a manner consistent with previous practice within the Seller’s Group delay making payment to any trade creditor generally beyond the date on which payment of the relevant trade debt is usually paid by the members of the Seller’s Group in relation to the Business;

(ix)	no Group Company shall change its financial year end; or

(x)	no Group Company shall change its residence for Tax purposes;

5.1.3	without prejudice to the generality of Clause 5.1.1, in respect of the Business, no Group Company nor any other member of the Seller’s Group shall:

(i)	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, other than an investment in a trade or industry association or similar organisation;

(ii)	create, allot or issue, or grant an option to subscribe for, any share capital of any Group Company;

(iii)	create or amend any employee share scheme and/or grant or issue any options under any such scheme, in each case with respect to shares in any Group Company (other than pursuant to any obligation existing at the date of this Agreement);

(iv)	make or amend any election in respect of Tax, other than any election both made in the normal course of the relevant Group Company’s ordinary business and consistent with that company’s historic tax position;

(v)	enter into any agreement or incur any commitment involving any capital expenditure in excess of US$500,000 per item and US$3,000,000 in aggregate, in each case exclusive of VAT;

(vi)	enter into or amend any agreement or incur any commitment which is not in the ordinary course of business or which involves or may involve total annual expenditure in excess of US$500,000, exclusive of VAT;

(vii)	acquire or dispose of, or agree to acquire or dispose of, any material asset or material stocks, involving consideration, expenditure or Liabilities in excess of US$500,000, exclusive of VAT;

(viii)	incur any additional borrowings or incur any other indebtedness in each case in excess of US$500,000 and other than in the ordinary course of business; or

(ix)	create any Encumbrance (other than a Permitted Encumbrance) over any of its assets or undertakings (except, in the case of the Group Companies only, where all such Encumbrances are to secure Indebtedness not exceeding US$500,000 in the aggregate).
5.2	Other Seller’s obligations prior to Closing
5.2.1	Without prejudice to the generality of Clause 5.1, prior to Closing, the Seller shall:

(i)	except as required by applicable laws and regulations, keep the Purchaser reasonably informed in relation to all material matters concerning the running of the Business; and

(ii)	subject to any confidentiality obligations or any requirement to maintain legal privilege, or except as required by law, provide the Purchaser and its officers and employees, upon reasonable notice:
(a)	reasonable access during normal business hours to the Senior Employees for the purposes of meeting (either in person or by telephone or video-conference) and discussing operational integration of the Business with the Purchaser’s Group, separation of the Business from the Seller’s Group (including, for the avoidance of doubt, the separation of general ledgers and accounts payable and the testing of necessary processes relating to financial information, in each case in respect of the Business and reasonably required by the Purchaser to carry on the Business at Closing) and implementation of the Steps Plan, provided always that the Seller shall have agreed in writing (either in person or by telephone or video-conference) in advance of the relevant meeting the agenda for such meeting (such agreement not to be unreasonably withheld or delayed) and that the Seller shall be entitled to have one or more representatives present and participating at such meetings;

(b)	such information relating to the Business as the Purchaser may reasonably request provided that this does not unreasonably interfere with the operation of the business of the Seller’s Group; and

(c)	access to information and Group Company employees that the parties agree is legally appropriate and reasonably necessary, provided that such access and information will be used only for the purposes of facilitating integration planning and protecting the assets and value of the Group.
5.2.2	Agreement expressed in an email sent by any of Ben Charbit, William Batzer or such other person or persons notified by the Seller to the Purchaser from time to time in accordance with Clause 18.12, shall be sufficient to constitute agreement in writing for the purposes of Clause 5.2.1(ii).

5.3	Exceptions

Notwithstanding anything to the contrary in Clause 5.1, Clause 5.2 or any other Clause of this Agreement or any other Transaction Document or Transfer Document, no member of the Seller’s Group shall be prevented from undertaking, or be required to obtain the Purchaser’s consent in relation to, or incur any Liability as a result of, any of the following on or prior to Closing:
5.3.1	the taking of any action pursuant to the Steps Plan, including the implementation of any Transfer Transaction and the execution of any Transfer Document;

5.3.2	the extraction of cash from any of the Group Companies (including by way of loan);

5.3.3	the making of any loan to any of the Group Companies; or

5.3.4	the taking of any action which is otherwise permitted under this Agreement, any other Transaction Document.
5.4	Insurance

Without prejudice to the generality of Clause 5.1, between the date of this Agreement and Closing, the Seller shall, or shall procure that the relevant members of the Seller’s Group shall, maintain in force all Group Companies’ Insurance Policies and all Seller’s Group Insurance Policies to the extent that such policies are for the benefit of any part of the Business at the date of this Agreement.

5.5	Closing Employees

Without prejudice to any other provisions of this Agreement, the provisions of paragraph 5 of Schedule 10 shall apply in respect of the Closing Employees.

5.6	Tax
5.6.1	As soon as reasonably practicable after the date of this Agreement, the Seller shall procure that (if one has not already been made) an application shall be made to the relevant Tax Authority for the exclusion of Schlumberger Information Technology Services Norge AS from the bodies treated as members of the same group for VAT purposes as one or more members of the Seller’s Group (the “Norway VAT Group”) and for such exclusion to take effect on Closing or, if the relevant Tax Authority does not permit this, on the earliest permitted date following Closing.

5.6.2	Pending the taking effect of such application and for so long thereafter as may be necessary, each of the Seller and the Purchaser shall procure that such information is provided to the other as may be required to enable the continuing representative member of the Norway VAT Group to make all the returns required of it in respect of the Norway VAT Group.

5.6.3	The Seller acknowledges and agrees that the Purchaser or any member of the Purchaser’s Group may, at the Purchaser’s sole discretion, make elections pursuant to Code Section 338(g) and Treasury Regulations Section 301.7701-3 after Closing with respect to either of the Group Companies.

5.6.4	The Seller shall ensure that at Closing an amount of cash equal to the Net Norway Charge is retained by Schlumberger Information Technology Services Norge AS and that such cash continues to be retained at the time of transfer of Schlumberger Information Technology Services Norge AS by Schlumberger Norge AS to the relevant Transferee pursuant to the terms of this Agreement and the relevant Share Transfer Agreement (the “Norway Transfer”). To the extent there is any shortfall between the amount retained and the Net Norway Charge (a “Shortfall”) the Seller shall, at no cost to Schlumberger Information Technology Services Norge AS and prior to the Norway Transfer, make a capital contribution to Schlumberger Information Technology Services Norge AS equal to the Shortfall.
5.7	Tax Deed Obligations
5.7.1	The Seller and the Purchaser shall procure that each member of its Group as of the date of this Agreement which is a party to a Tax Deed (in each case a “Tax Deed Party”) duly performs and discharges in accordance with the provisions of the relevant Tax Deed any and all obligations assumed by it under the terms of that Tax Deed.

5.7.2	In the event of any breach by a Tax Deed Party of any obligation to make any payment which is due and payable under the terms of a Tax Deed (a “Tax Deed Payment”) then:

(i)	in the case of a breach by a member of the Purchaser’s Group, the Purchaser shall; and

(ii)	in the case of a breach by a member of the Seller’s Group, the Seller shall pay to the other a sum equal to the relevant Tax Deed Payment (a “Parent Tax Deed Payment”).
5.7.3	Other than Clause 11.1 (Time limitation for claims), 11.4 (Maximum liability), 11.13 (Double claims) and 11.14 (Fraud), the provisions of Clause 11 of this Agreement shall not apply to any obligation of Seller to make any Parent Tax Deed Payment pursuant to this Clause 5.7.
5.8	Transitional Services Agreement

Between the date of this Agreement and Closing, the Seller and the Purchaser shall, or shall procure that any other member of the Seller’s Group and the Purchaser’s Group, respectively, shall, cooperate with each other in good faith and each use reasonable endeavours to:
(i)	agree on which Services are included in the Charges set forth in Schedule 2 to the Transitional Services Agreement;

(ii)	agree on which Services are not included in the Charges set forth in Schedule 2 to the Transitional Services Agreement;

(iii)	define the Services in more detail; and

(iv)	allocate the Charges among the more detailed Service descriptions contained in the Transitional Services Agreement.

For the purposes of this Clause 5.8, “Services” and “Charges” shall have the meanings given to such terms in the Transitional Services Agreement.
6	Transfer Transactions, Third Party Contracts Consents, Material IP and Telecommunications Licence Consents

6.1	Without prejudice to any other provisions contained in this Agreement:
6.1.1	the provisions of paragraph 2 of Schedule 10 shall apply in respect of the Transfer Transactions;

6.1.2	the provisions of Part 1 and 2 of Schedule 3 shall apply in respect of the Material IP;

6.1.3	the provisions of paragraph 3 of Schedule 10 shall apply in respect of Third Party Contracts Consents; and

6.1.4	the provisions of paragraph 4 of Schedule 10 shall apply in respect of Telecommunications Licence Consents.
7	Closing

7.1	Date and place
7.1.1	Subject to Clauses 4 and 7.1.2, Closing shall take place at the offices of the Seller in The Hague, The Netherlands or such other location as may be agreed between the Seller and the Purchaser on the earliest of:

(i)	such date as may be agreed between the Seller and the Purchaser;

(ii)	the last Business Day of the calendar month in which the Purchaser serves on the Seller the Early Closing Confirmation Notice;

(iii)	the last Business Day of the calendar month in which the Seller notifies the Purchaser in writing that the Seller is able to complete the Target Closing Transactions; and

(iv)	the last Business Day of the calendar month falling six calendar months after the date of this Agreement, provided that if the last of the outstanding conditions set out in Clause 4.1 has not been fulfilled or in the case of the condition set out in Clause 4.1.2 or 4.1.3 only, waived by the Purchaser on or before such date, Closing shall take place on the last Business Day of the calendar month in which the last of the outstanding conditions set out in Clause 4.1 is fulfilled or in the case of the condition set out in Clause 4.1.2 or 4.1.3 only, waived.
7.1.2	At any time prior to the date falling six months after the date of this Agreement, the Purchaser may serve written notice (a “Purchaser’s Early Closing Notice”) on the Seller stating that it wishes Closing to occur. The Seller shall, within 5 Business Days of receiving the Purchaser’s Early Closing Notice, serve written notice (a “Seller’s Early Closing Notice”) on the Purchaser setting out each Group Business and each Group Company in respect of which the Seller is able to deliver an executed Business Transfer Agreement, or as the case may be, Share Transfer Agreement. If the Purchaser wishes to effect Closing, the Purchaser shall, within 5 Business Days of receiving the Seller’s Early Closing Notice, serve written notice (the “Early Closing Confirmation Notice”) on the Seller.
7.1.3	Where the Early Closing Confirmation Notice or a notice of the kind to which Clause 7.1.1(ii) refers (the “Target Closing Notice”) is delivered to the Purchaser, or the last of the conditions set out in Clause 4.1 is fulfilled (or, in the case of the condition set out in Clause 4.1.2 or 4.1.3 only, waived by the Purchaser), in each case less than five Business Days before the last Business Day of that month, then Closing shall take place on the last Business Day of the following calendar month, provided that in such case the parties will use reasonable endeavours to ensure that Closing shall take place at the end of the calendar month in which the notice is given or, as the case may be, the fulfilment or waiver occurs.
7.1.4	The Seller shall deliver to the Purchaser the Target Closing Notice promptly upon becoming satisfied that it is able to complete the Target Closing Transactions.
7.1.5	Subject to Clauses 4, 7.1.1, 7.1.2 and 7.1.3, the parties acknowledge that they each intend that Closing should take place as soon as practicable after, and within three calendar months of, the date of this Agreement.
7.2	Closing events

On Closing, the Seller and the Purchaser shall comply with their respective obligations specified in Part 1 of Schedule 5. The Seller may waive some or all of the obligations of the Purchaser as set out in Part 1 of Schedule 5 and the Purchaser may waive some or all of the obligations of the Seller as set out in Part 1 of Schedule 5.
7.3	Payment on Closing

The Purchaser shall procure that on Closing the relevant members of the Purchaser’s Group or failing which, the Purchaser on behalf of the relevant members of the Purchaser’s Group, shall pay an aggregate amount in cash in US dollars to the Seller (or as it may direct among the relevant members of the Seller’s Group) which is equal to the sum of:
7.3.1	the Bid Value;
plus
7.3.2	the Estimated Cash and the Estimated Intra-Group Receivables;
minus
7.3.3	the Estimated Third Party Indebtedness and the Estimated Intra-Group Payables;
plus or minus
7.3.4	the Estimated Working Capital Adjustment.
7.4	Notifications to determine payments on Closing
7.4.1	Five Business Days prior to Closing, the Seller shall notify the Purchaser of:

(i)	the Estimated Cash;

(ii)	the Estimated Third Party Indebtedness;

(iii)	the Estimated Intra-Group Receivables;

(iv)	the Estimated Intra-Group Payables;

(v)	the Estimated Working Capital; and

(vi)	the amount payable by the Purchaser at Closing pursuant to Clause 7.3, and, on the same day, the Seller shall deliver to the Purchaser the Norway Statement (to which the provisions of Schedule 19 shall apply).
7.4.2	The amount notified by the Seller in accordance with Clause 7.4.1(vi) shall, in the absence of manifest error, be the aggregate amount payable by the relevant members of the Purchaser’s Group or the Purchaser on behalf of the relevant members of the Purchaser’s Group on Closing.

7.4.3	The Seller’s notification pursuant to Clause 7.4.1 shall, to the extent practicable, specify the relevant debtor and creditor for each Estimated Intra-Group Payable and Estimated Intra-Group Receivable.

7.4.4	Immediately following Closing:

(i)	the Purchaser shall procure that each relevant Group Company repays to the relevant member of the Seller’s Group the amount of any Estimated Intra-Group Payables which are owed by it to that other Group Company and shall acknowledge on behalf of each relevant Group Company the payment of the Estimated Intra-Group Receivables in accordance with Clause 7.4.4(ii); and

(ii)	the Seller shall procure that each relevant member of the Seller’s Group repays to the relevant Group Company the amount of any Estimated Intra-Group Receivables which are owed by it to that other Group Company and shall acknowledge on behalf of each relevant member of the Seller’s Group the payment of the Estimated Intra-Group Payables in accordance with Clause 7.4.4(i).

7.4.5	The respective amounts payable pursuant to Clause 7.4.4 shall be adjusted in accordance with Clause 8.4 when the Closing Statement becomes final and binding in accordance with Clause 8.2.1.
7.5	Notifications to determine subject matter of Closing
7.5.1	No later than ten Business Days prior to Closing, the Seller shall:

(i)	Subject to Clauses 7.5.3 and 7.5.4, notify the Purchaser in writing of the Shares and Group Businesses to be the subject of Closing (the “Closing Notice”); and

(ii)	provide to the Purchaser a copy of each final draft Transfer Document relating to the Shares and Group Businesses listed in the Closing Notice.

7.5.2	The Shares and Group Businesses listed in the Closing Notice shall be the subject of Closing except where:

(i)	the Purchaser has notified the Seller no later than five Business Days prior to Closing that neither the Purchaser nor any member of the Purchaser’s Group is permitted under applicable laws and regulations to receive any of the Shares or, as the case may be, any Group Business; or

(ii)	the Purchaser and Seller agree otherwise,
and in each such case, the Closing Notice shall be deemed to have been amended accordingly.
7.5.3	Where Closing is to take place as a result of the Seller having delivered a Target Closing Notice, the Closing Notice given by the Seller to the Purchaser in accordance with Clause 7.5.1 shall include each of the Group Companies and Group Businesses listed in the definition of “Target Closing Transactions”.

7.5.4	Where Closing is to take place as a result of the Purchaser having delivered the Early Closing Confirmation Notice, the Closing Notice given by the Seller to the Purchaser in accordance with Clause 7.5.1 shall (i) be delivered by the Seller to the Purchaser as soon as reasonably practicable after the receipt by the Seller of the Early Closing Confirmation Notice and (ii) include each of the Group Companies and Group Businesses set out in the Seller’s Early Closing Notice.
7.6	Breach of Closing obligations

In addition to and without prejudice to all other rights or remedies available pursuant to this Agreement, including the right to claim damages, the Purchaser, in the case of the relevant non-compliance by the Seller, or the Seller, in the case of the relevant non-compliance by the Purchaser, shall be entitled by written notice to the other, as the case may be:
7.6.1	if the Seller fails to deliver a Share Transfer Agreement or a Business Transfer Agreement in respect of the Shares and each of the Group Businesses listed in the Closing Notice (in each case duly executed by the relevant member or members of the Seller’s Group) or if the Purchaser fails to make or procure the making of the relevant payments in accordance with Clause 7.3, to terminate this Agreement (other than the Surviving Provisions) without liability on its part; or

7.6.2	if the Seller fails to comply with Clause 7.4.1 or (to the extent not waived by the Purchaser pursuant to Clause 7.2) paragraph 1.1 of Part 1 of Schedule 5, in each case in any material respect, or if the Purchaser fails to comply in any material respect with paragraph 1.2 of Part 1 of Schedule 5 (to the extent not waived by the Seller pursuant to Clause 7.2):

(i)	to effect Closing so far as practicable having regard to the defaults which have occurred; and/or

(ii)	to fix a new date for Closing (not being more than 20 Business Days after the agreed date for Closing) in which case the provisions of Part 1 of Schedule 5 shall apply to Closing as so deferred but provided such deferral may only occur once; and

(iii)	(provided Closing has been deferred at least once pursuant to paragraph 7.5.2(ii) above and has not yet occurred) to terminate this Agreement (other than the Surviving Provisions) without liability on its part.
7.7	Subsequent Transfers
7.7.1	Date and Place
A Subsequent Transfer shall take place at the offices of the Seller’s Lawyers or such other location as may be agreed between the Seller and the Purchaser on such date as may be agreed between the Seller and the Purchaser (provided that such date is not prior to Closing).
7.7.2	Subsequent Transfer events
On each Subsequent Transfer, the Seller and the Purchaser shall comply with their respective obligations specified in Part 2 of Schedule 5. The Seller may waive some or all of the obligations of the Purchaser as set out in Part 2 of Schedule 5 and the Purchaser may waive some or all of the obligations of the Seller as set out in Part 2 of Schedule 5.
7.7.3	No payment on Subsequent Transfer
For the avoidance of doubt, there shall be no payment on any Subsequent Transfer.
7.7.4	Notifications to determine subject matter of Subsequent Transfer

(i)	No later than ten Business Days prior to a Subsequent Transfer, the Seller shall:
(a)	notify the Purchaser in writing of the Shares and Group Businesses to be the subject of such Subsequent Transfer (the “Subsequent Transfer Notice”); and

(b)	provide to the Purchaser a copy of each final draft Transfer Document relating to the Shares and Group Businesses listed in the Subsequent Transfer Notice.
(ii)	The Shares and Group Businesses listed in the Subsequent Transfer Notice shall be the subject of the Subsequent Transfer except where:
(a)	the Purchaser has notified the Seller no later than five Business Days prior to such Subsequent Transfer that neither the Purchaser nor any member of the Purchaser’s Group is permitted under applicable laws and regulations to receive any of the Shares and/or any Group Business; or

(b)	the Purchaser and Seller agree otherwise,
and in each such case, the Subsequent Transfer Notice shall be deemed to have been amended accordingly.
7.7.5	Breach of Subsequent Transfer obligations

In addition to and without prejudice to all other rights or remedies available pursuant to this Agreement, including the right to claim damages, the Purchaser, in the case of the relevant non-compliance by the Seller, or the Seller, in the case of the relevant non-compliance by the Purchaser, shall be entitled by written notice to the other, as the case may be, if the Seller fails to comply with (to the extent not waived by the Purchaser pursuant to Clause 7.7.2) paragraph 1.1 of Part 2 of Schedule 5, in each case in any material respect, or if the Purchaser fails to comply in any material respect with paragraph 1.2 of Schedule 5 (to the extent not waived by the Seller pursuant to Clause 7.7.2):
(i)	to effect the Subsequent Transfer so far as practicable having regard to the defaults which have occurred; and/or

(ii)	to fix a new date for the Subsequent Transfer (not being more than 20 Business Days after the agreed date for the Subsequent Transfer) in which case the provisions of Part 2 of Schedule 5 shall apply to the Subsequent Transfer as so deferred.
8	Post-Closing Adjustments
8.1	Closing Statement

The Seller shall procure that there shall be drawn up a draft of the Closing Statement (the “Draft Closing Statement”) in accordance with Schedule 6 in relation to the Group Companies and the relevant Group Businesses.
8.2	Determination of Closing Statement
8.2.1	The Draft Closing Statement as agreed or determined pursuant to paragraph 3 of Schedule 6:

(i)	shall constitute the Closing Statement in relation to the Group for the purposes of this Agreement; and

(ii)	shall be final and binding on the parties.

8.2.2	The Working Capital, the Group Companies’ Cash Balances, the Third Party Indebtedness and the Intra-Group Receivables and the Intra-Group Payables shall be derived from the Closing Statement.
8.3	Adjustments to Consideration
8.3.1	Group Companies’ Cash Balances
If:
(i)	the Group Companies’ Cash Balances are less than the Estimated Cash, the Seller shall pay to the Purchaser an amount equal to the difference between the amounts; or

(ii)	the Group Companies’ Cash Balances are greater than the Estimated Cash, the Purchaser shall pay to the Seller an amount equal to the difference between those amounts.
8.3.2	Intra-Group Receivables

If:

(i)	the Intra-Group Receivables are less than the Estimated Intra-Group Receivables, the Seller shall pay to the Purchaser an amount equal to the difference between the amounts; or

(ii)	the Intra-Group Receivables are greater than the Estimated Intra-Group Receivables, the Purchaser shall pay to the Seller an amount equal to the difference between those amounts.
8.3.3	Third Party Indebtedness
If:
(i)	the Third Party Indebtedness is greater than the Estimated Third Party Indebtedness, the Seller shall repay to the Purchaser an amount equal to the difference between those amounts; or

(ii)	the Third Party Indebtedness is less than the Estimated Third Party Indebtedness, the Purchaser shall pay to the Seller an amount equal to the difference between those amounts.

8.3.4	Intra-Group Payables
If:
(i)	the Intra-Group Payables are greater than the Estimated Intra-Group Payables, the Seller shall repay to the Purchaser an amount equal to the difference between the amounts; or

(ii)	the Intra-Group Payables are less than the Estimated Intra-Group Payables, the Purchaser shall pay to the Seller an amount equal to the difference between those amounts.

8.3.5	Working Capital
If:
(i)	the Working Capital is less than the Estimated Working Capital, the Seller shall repay to the Purchaser an amount equal to the difference between the amounts; or

(ii)	the Working Capital exceeds the Estimated Working Capital, the Purchaser shall pay to the Seller an amount equal to the difference between those amounts.
8.4	Adjustments to repayment of Intra-Group Payables and Intra-Group Receivables
8.4.1	If:

(i)	any of the Intra-Group Receivables is greater than the corresponding Estimated Intra-Group Receivable paid under Clause 7.4.4, the Seller shall procure that each relevant member of the Seller’s Group pays to the relevant Group Company an amount equal to the difference between those amounts; or

(ii)	any of the Intra-Group Receivables is less than the corresponding Estimated Intra-Group Receivable paid under Clause 7.4.4, the Purchaser shall procure that each relevant Group Company repays to the relevant member of the Seller’s Group an amount equal to the difference between those amounts.
8.4.2	If:

(i)	any of the Intra-Group Payables is less than the corresponding Estimated Intra-Group Payable paid under Clause 7.4.4, the Seller shall procure that each relevant member of the Seller’s Group repays to the relevant Group Company an amount equal to the difference between those amounts; or

(ii)	any of the Intra-Group Payables is greater than the corresponding Estimated Intra-Group Payable paid under Clause 7.4.4, the Purchaser shall procure that each relevant Group Company pays to the relevant member of the Seller’s Group an amount equal to the difference between those amounts.

8.4.3	The Seller and the Purchaser agree that each adjustment and repayment made pursuant to Clauses 7.4.4, and 8.4.1 or 8.4.2, as the case may be, shall constitute a good and valid discharge of the relevant Intra-Group Payable and Intra-Group Receivable.
8.5	Interest

In addition to any amount to be paid in accordance with Clauses 8.3 and 8.4, the payer shall pay interest thereon calculated from the Closing Date to the date of payment at the Interest Rate.
8.6	Payment and set-off

The respective amounts payable under Clauses 8.3 and 8.5 by:
8.6.1	the Purchaser (whether on its own behalf or on behalf of any member of the Purchaser’s Group); and

8.6.2	the Seller (whether on its own behalf or on behalf of any member of the Seller’s Group), shall each be aggregated and set-off against each other and the resulting amount (if any) shall be paid on or before the Final Payment Date.
9	Post-Closing Obligations
9.1	Release of guarantees etc.
9.1.1	The Purchaser shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as practicable thereafter but in any case within 45 days following Closing, the release of any member of the Seller’s Group or any person connected with any of them from any Seller’s Guarantees. Pending such release, the Purchaser shall indemnify and keep indemnified each member of the Seller’s Group and any person connected with any of them from and against all amounts paid by any of them pursuant to any Seller’s Guarantees.

9.1.2	The Seller shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as practicable thereafter but in any case within 45 days following Closing, the release of each Group Company from any Group Company Guarantees. Pending such release, the Seller shall indemnify and keep indemnified each of the Group Companies from and against all amounts paid by any of them pursuant to any Group Company Guarantee.
9.2	The Schlumberger name
9.2.1	Other than as expressly set out in this Clause 9.2, nothing in any Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement or any Transfer Document confers upon the Purchaser or any other member of the Purchaser’s Group any right, title or interest in the names “SCHLUMBERGER” or “SLB”, any domain names featuring such names or any and all names, domain names or marks including or confusingly similar to any of the foregoing names (together, referred to as the “Schlumberger IP”). Subject to Clause 9.2.3, Clause 9.2.4 and Clause 9.2.5 from Closing, the Purchaser shall not, and shall procure that the members of the Purchaser’s Group shall not, use all or any part of the Schlumberger IP whether alone or in combination with any other name or mark of any kind whatsoever. The Purchaser shall procure that, from Closing, each Group Company waives and surrenders all of its rights and interests (of whatsoever kind) in respect of the Schlumberger IP.

9.2.2	The Seller and the Purchaser shall each use their reasonable endeavours to procure that a plan is drawn up as soon as practicable following Closing to set out the steps to be taken and timetable to be followed by the relevant member of the Purchaser’s Group and the Group Companies to remove, as soon as reasonably practicable following Closing, any Schlumberger IP from the relevant assets and equipment to be transferred to the Purchaser’s Group pursuant to this Agreement, the Business Transfer Agreements and the Share Transfer Agreements.

9.2.3	Subject to Clause 9.2.4, the Purchaser, the relevant members of the Purchaser’s Group and the Group Companies shall have the right to continue to use the Schlumberger IP for a maximum of 12 months after the Closing Date but only in the same manner and to the same extent as the Schlumberger IP was used by the relevant member of the Seller’s Group in relation to the relevant part of the Business during the 12 months prior to Closing and only insofar as the Schlumberger IP appears on any such assets at Closing (excluding the use of any domain names comprised in the Schlumberger IP).
During this time the Purchaser shall not, and shall procure that the relevant member of the Purchaser’s Group shall not, knowingly (or in circumstances where they ought reasonably to have known) do anything to prejudice or endanger the value or validity of the Schlumberger IP and the Purchaser shall, and shall procure that the relevant member of the Purchaser’s Group shall, comply immediately with any reasonable instructions from the Seller as to its or their use of the Schlumberger IP. At the end of this period, the Purchaser shall, and shall procure that the relevant members of the Purchaser’s Group shall, forthwith procure that all remaining items on which the Schlumberger IP appears are either destroyed or that the Schlumberger IP is removed or obliterated.

9.2.4	Clause 9.2.3 shall not apply to VSATs, Teleports and related equipment that are inaccessible in the ordinary course of maintaining and servicing such VSATs or Teleports and related equipment or to other tangible assets in respect of which it would be impracticable or involve unreasonable expense to remove the Schlumberger IP within such 12 month period (the “Exempted Assets”), provided that the Purchaser shall, or shall procure that the relevant members of the Purchaser’s Group shall, remove any Schlumberger IP from the Exempted Assets at the first reasonable opportunity after Closing, taking into account the normal maintenance and service schedules for each such Exempted Asset.

9.2.5	To the extent that the relevant member of the Seller’s Group has not already done so on or prior to Closing, the Purchaser shall procure that as soon as practicable after Closing (and in any case no later than 60 days after Closing) each of the Group Companies shall change its name so that it does not contain any of the Schlumberger IP, “Omnes”, or any name which is likely to be confused with the same and shall provide the Seller with appropriate evidence of such change of name.

9.2.6	For a period of six months after Closing, the Seller shall use reasonable endeavours to ensure that such websites as may be notified by the Seller to the Purchaser in writing prior to Closing shall contain a redirect function to a website designated by the Purchaser in order to facilitate any person wishing to access the Business’s website. To this end, the parties shall liaise prior to Closing on the best way of achieving such redirection in order to cause minimal disruption to any party’s business.
9.3	Information, records and assistance
9.3.1	The Purchaser and the Seller shall, and shall procure that each other member of the Purchaser’s Group or the Seller’s Group (as applicable) shall, for the period of seven years following Closing, allow the other and each member of the other’s group (as applicable) (at the requestor’s cost) reasonable access during normal business hours to the books, records and documents (or such part thereof) relating to the Group to the extent they relate to the period prior to Closing, including the right to take copies (at the requestor’s cost).

9.3.2	The Purchaser and the Seller shall not, and shall procure that no member of the Purchaser’s Group or the Seller’s Group (as applicable) shall, for a period of seven years following Closing, dispose of or destroy any of the books, records and documents (or such part thereof) relating to the Group to the extent that they relate to the period prior to Closing without first giving to the other not less than two months’ notice of its intention to do so and giving the other a reasonable opportunity to remove and retain any of them (at the requestor’s cost).

9.3.3	The Purchaser and the Seller shall, and shall procure that each member of the Purchaser’s Group or the Seller’s Group (as applicable) shall (at the requestor’s cost), give such assistance to the other as the other may reasonably request in relation to the preparation of the consolidated audited accounts of the Seller or the Purchaser (as applicable) and/or of any relevant member of the Seller’s Group or the Purchaser’s Group (as applicable) for the years ending 2010 and 2011.
9.3.4	The Purchaser and the Seller shall, and shall procure that each member of the Purchaser’s Group or the Seller’s Group (as applicable) shall (at the requestor’s cost), answer in writing within a reasonable time any written questions the other may ask for the purposes of the Tax Returns of the Seller or the Purchaser (as applicable) and/or of any relevant member of the Seller’s Group or the Purchaser’s Group (as applicable) for the periods ending within the years ending 2010, and 2011 save where the requestee determines (reasonably and in good faith) that to do so would be materially prejudicial to it or unreasonably onerous.
9.4	Other contractual arrangements

Except to the extent expressly contemplated by this Agreement, any other Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement or a Transfer Document:
9.4.1	any agreement between any member of the Seller’s Group and any Group Company; and

9.4.2	any benefit in favour of the Business or the Group, or any part thereof, pursuant to any agreement between any members of the Seller’s Group or any member of the Seller’s Group and a third party, shall terminate with effect from Closing, including any procurement contracts pursuant to which any member of the Seller’s Group purchases goods or services for or on behalf of any Group Company.
9.5	Registrations and filings

The Purchaser shall procure that, as soon as practicable after Closing and in any event within 30 days after Closing, or to the extent that the sale of any Group Business or Shares has not completed pursuant to the terms of the relevant Business Transfer Agreement or Share Transfer Agreement as the case may be at Closing, as soon as practicable after the relevant Subsequent Transfer and in any event within 30 days after the relevant Subsequent Transfer, all applications, registrations, filings and other formalities that are necessary or reasonably required to reflect the transfer of the Shares and the Group Businesses from the Seller (or other relevant member of the Seller’s Group) to the Purchaser or other relevant member of the Purchaser’s Group shall be duly completed.
9.6	Completion of the Steps Plan

Notwithstanding Closing having occurred, each of the Seller and Purchaser shall use all commercially reasonable endeavours to implement or procure the implementation of any part of the Steps Plan that has not been completed by Closing as soon as reasonably practicable after Closing.

10	Warranties
10.1	The Seller’s Warranties
10.1.1	The Seller warrants on behalf of itself and each relevant member of the Seller’s Group to the Purchaser (acting on behalf of itself and each relevant member of its group that the statements set out in Schedule 7 are true and accurate as of the date of this Agreement.

10.1.2	The only Seller’s Warranties given:

(i)	in respect of any telecommunications licence held or used by or required, reasonably necessary or desirable in connection with any part of the Business or pursuant to any applicable laws and regulations are those contained in paragraph 9.1 of Schedule 7 and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters; and

(ii)	in respect of Tax matters are the Tax Warranties and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters.

10.1.3	Each of the Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 7.

10.1.4	The Seller’s Warranties shall apply and have effect in relation to the Shares and Group Businesses to be acquired as a result of the Transaction pursuant to this Agreement.

10.1.5	Save for paragraph 6.1.4 of Schedule 7, any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of the persons whose names are set out in Part 1 of Schedule 9 as at the date two Business Days prior to the date of this Agreement, such persons having made reasonably careful enquiry of the relevant matter.
10.2	Seller’s disclosures
10.2.1	The Seller’s Warranties are subject to the following matters:

(i)	all matters which are Disclosed in any Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transfer Document, the Disclosure Letter or the documents provided in the Data Room (in the case of redacted documents provided in the Data Room, or written correspondence referred to in Clause 10.2.1(vii) only to the extent that such documents are not redacted);

(ii)	all matters which would be revealed by making a search two Business Days prior to the date of this Agreement of any public registry which relates to any Group Company, as applicable, in Nigeria and Norway;

(iii)	all matters which would be revealed by making searches two Business Days prior to the date of this Agreement of the public files of the online Intellectual Property Office databases of Algeria, Argentina, Australia, Brazil, Canada, China, Kazakhstan, Malaysia, Mexico, Norway, Russia, The United Kingdom, The United States, Venezuela, Vietnam and the

Office for Harmonisation of the Internal Market against the Material IP and against the names of the relevant members of the Seller’s Group and the registry of data controllers maintained by the Office of the UK Information Commissioner where such searches are made against the names of the relevant members of the Seller’s Group;
(iv)	all matters relating to the Properties which would be revealed by making enquiries or a search two Business Days prior to the date of this Agreement of any public registry which relates to the Properties in any of Brazil, Texas, Nigeria, Singapore and Scotland;

(v)	all matters Disclosed in the Financial Vendor Due Diligence Report (except that this paragraph (v) shall not apply with respect to the Seller’s Warranties in paragraphs 2.1, 2.2, 2.3 and 2.4 of Schedule 7);

(vi)	all matters Disclosed in the Data Pack (except that this paragraph (vi) shall not apply with respect to the Seller’s Warranties in paragraphs 2.1, 2.2, 2.3 and 2.4 of Schedule 7); and

(vii)	all matters Disclosed in written correspondence sent by the Seller or its advisers to the Purchaser or its advisers (a copy of which correspondence appears at Schedule 2 to the Disclosure Letter).

10.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 7 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the Seller’s Warranties as a whole.

10.2.3	The parties agree that, notwithstanding the definition of Agreed Terms, the Disclosure Letter shall not be amended.
10.3	The Purchaser’s warranties

The Purchaser warrants to the Seller that the statements set out in Schedule 8 are true and accurate as of the date of this Agreement.
11	Limitation of Liability
11.1	Time limitation for claims

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document or any Transfer Document in respect of any claim unless a notice of the claim is given by the Purchaser to the Seller: (a) in compliance with any relevant Tax Deed where such claim is made pursuant to that Tax Deed or with Clause 12.3 in respect of any claim for Excluded Tax Liabilities; or (b) in compliance with Clause 12.2 in respect of any claim for Environmental Liabilities; or (c) specifying the matters set out in Clause 13.2 for all other claims:
11.1.1	in the case of any claim for breach of a Tax Warranty or under any Tax Deed or in respect of any Excluded Tax Liabilities or under Schedule 15 or Schedule 16 to this Agreement, by no later than the expiry of the relevant statutory limitation period plus 60 days in the relevant jurisdiction;

11.1.2	in the case of any claim for breach of Clause 15, no later than six months after the expiry of the Restricted Period;

11.1.3	in the case of a claim for any Excluded Liability other than the Excluded Employment Liabilities, the Environmental Liabilities, the Product Warranty Liabilities, the Excluded Tax Liabilities and the Criminal Liabilities, without limit in time;

11.1.4	in the case of any claim under Clause 12.1.1 in respect of Excluded Employment Liabilities and Product Warranty Liabilities, by no later than the date that is three years from the Closing Date;

11.1.5	in the case of any claim under Clause 12.1.1 in respect of Indemnified Criminal Liabilities, by no later than the earlier of (i) the date that is ten years from the Closing Date and (ii) the end of the relevant statutory limitation period in the relevant jurisdiction;

11.1.6	in the case of any claim under Clause 12.1.3, within the period applicable to the underlying Liability;

11.1.7	in the case of any claim under Clause 12.1.1 in respect of Environmental Liabilities, in accordance with the provisions of Clause 12.2;

11.1.8	in the case of any claim in respect of a breach of the Title Warranties, by no later than the date that is three years from the Closing Date; and

11.1.9	in the case of any other claim, by no later than the date that is 18 months following the Closing Date.
11.2	Minimum claims
11.2.1	No member of the Seller’s Group shall be liable under this Agreement (other than in respect of paragraphs (i) to (v) and paragraph (ix) of the definition of the Excluded Liabilities, Clause 12.1.2, or Schedule 15 or 16) or any other Transaction Document (other than any Tax Deed) or any Transfer Document in respect of any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the Liability agreed or determined (disregarding the provisions of this Clause 11.2) in respect of any such claim or series of claims does not exceed US$100,000 (one hundred thousand US dollars).

11.2.2	Where the Liability agreed or determined in respect of any such claim or series of claims exceeds US$100,000 (one hundred thousand US dollars), the Liability of the Seller or such other member of the Seller’s Group shall be limited to the amount of the excess.
11.3	Aggregate minimum claims
11.3.1	No member of the Seller’s Group shall be liable under this Agreement (other than in respect of paragraphs (i) to (v) and paragraph (ix) of the definition of Excluded Liabilities, Clause 12.1.2, or Schedule 15 or 16) or any other Transaction Document (other than any Tax Deed) or any Transfer Document in respect of any claim unless the aggregate amount of all claims for which the Seller or such other member of the Seller’s Group would otherwise be liable under any such document (disregarding the provisions of this Clause 11.3) exceeds US$2,000,000 (two million US dollars).
11.3.2	Where the Liability agreed or determined in respect of all claims exceeds US$2,000,000 (two million US dollars), the Liability of the Seller or such other member of the Seller’s Group shall be limited to the amount of the excess.
11.4	Maximum liability
11.4.1	The aggregate Liability of all members of the Seller’s Group in respect of all breaches and all claims made under this Agreement (other than in respect of the Title Warranties, Environmental Liabilities, Criminal Liabilities and paragraphs (i) to (iv) and paragraph (ix) of the definition of Excluded Liabilities or under Schedule 15 or 16) and Clause 12.1.2 or any other Transaction Document or any Transfer Document (in any case, other than claims in respect of the Norway Degrouping Charge) shall not exceed US$120,000,000 (one hundred and twenty million US dollars).

11.4.2	The aggregate Liability of all members of the Seller’s Group in respect of breaches of the Title Warranties and claims made under this Agreement in respect of Environmental Liabilities and Indemnified Criminal Liabilities and, to the extent relating to Environmental Liabilities and Criminal Liabilities, under Clause 12.1.3, shall not exceed the Purchase Price (minus all other amounts paid under this Agreement, any other Transaction Document or any Transfer Document (other than any amounts paid in respect of paragraphs (i) to (iv) and paragraph (ix) of the definition of Excluded Liabilities and Clause 12.1.2 (the “Paid Amounts”) and any amounts paid under Clause 12.1.3 to the extent that they relate to the Liabilities in respect of which the Paid Amounts have been paid)).

11.4.3	In no circumstances shall the aggregate Liability of all members of the Seller’s Group under this Agreement or any other Transaction Document or Transfer Document (other than Liabilities arising under Clause 12.1.2 or to which paragraphs (i) to (iv) or paragraph (ix) of the definition of Excluded Liabilities refer or, to the extent relating to such Liabilities, under Clause 12.1.3) exceed the Purchase Price.
11.5	Contingent liabilities

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any Liability which is contingent (i) unless and until such contingent liability has become an actual liability and is due and payable; and (ii) the Purchaser has served notice of the potential claim in accordance with Clause 11.1, provided that nothing in this Clause 11.5 shall prevent the Purchaser from serving notice of a claim and commencing proceedings in respect of a contingent claim in accordance with Clause 13.2.
11.6	Indirect or consequential losses

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any loss of production, loss of profit, loss of revenue, loss of contract, loss of Goodwill or loss of claim or any indirect or consequential losses.
11.7	Matters arising subsequent to this Agreement

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document or any Transfer Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply), in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that it is a result of:
11.7.1	Agreed matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or any other Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement or any Transfer Document or otherwise at the request in writing or with the approval in writing of the Purchaser (including, for the avoidance of doubt, any action not taken by any member of the Seller’s Group as a result of the Purchaser not approving any action which such member of Seller’s Group proposes to take under Clause 5);
11.7.2	Acts of the Purchaser’s Group
any act, omission or transaction of any member of the Purchaser’s Group, or their respective directors, officers, employees or agents or successors in title, after Closing;
11.7.3	Changes in legislation

(i)	the passing of, or any change in, after the date of this Agreement any law, rule, regulation or administrative practice of any Governmental Authority including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement;

(ii)	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation; or
11.7.4	Accounting and Taxation policies

any change in accounting or Taxation policy, bases or practice of the Purchaser or any member of the Purchaser’s Group introduced or having effect after Closing.
11.8	Insurance

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any claim to the extent that the Losses in respect of which such claim is made are recovered under a policy of insurance held by a member of the Purchaser’s Group (after taking into account any deductible paid in respect of such claim) and less any Taxation suffered on the proceeds, any handling and collection charges by any claims handler and any out of pocket expenses suffered or incurred by the Purchaser or any other member of the Purchaser’s Group in connection with such claim.

11.9	Tax Savings arising from the Losses
11.9.1	No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any Losses suffered by any member of the Purchaser’s Group to the extent of any corresponding Tax savings by such member of the Purchaser’s Group arising from such Losses or the facts giving rise to such Losses.

11.9.2	For the purposes of this Clause 11.9, “Tax savings” means the amount by which any Taxation for which such member of the Purchaser’s Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished.
11.10	Purchaser’s actual knowledge

No member of the Seller’s Group shall be liable in respect of any claim under this Agreement or any other Transaction Document (other than any Tax Deed, the Transitional Services Agreement and either Schlumberger Master Services Agreement) or any Transfer Document for breach of the Seller’s Warranties if and to the extent that the facts, matters, events or circumstances giving rise to the relevant claim were actually known by any of the persons whose names are set out in Part 2 of Schedule 9.
11.11	Mitigation of Losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to or might increase a Loss in respect of any claim under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document.
11.12	Purchaser’s right to recover
11.12.1	Recovery for actual liabilities
No member of the Seller’s Group shall be liable to pay any amount in discharge of a claim under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) unless and until the Liability in respect of which the claim is made has become due and payable.
11.12.2	Prior to recovery from a member of the Seller’s Group

If any member of the Seller’s Group is liable to pay an amount in discharge of any claims under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document and any member of the Purchaser’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates such member of the Purchaser’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Purchaser shall procure that, before steps are taken to enforce a claim against any member of the Seller’s Group following notification under Clause 13.2 or under any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document, all reasonable steps are taken (including the making of any claim under any insurance policy) to enforce recovery against the third party and any actual recovery (less any reasonable costs attributable to obtaining such recovery and less any Taxation attributable to the amount recovered) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery.
11.12.3	Following recovery from a member of the Seller’s Group
If any member of the Seller’s Group has paid an amount in discharge of any claim under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document and any member of the Purchaser’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates such member of the Purchaser’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Purchaser shall or shall procure that the relevant member of the Purchaser’s Group shall take all reasonable steps to enforce such recovery and shall, or shall procure that the relevant member of the Purchaser’s Group shall, pay to the Seller as soon as practicable after receipt an amount equal to: (i) any sum recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any Tax relief available in respect of any matter giving rise to the claim or, if less; (ii) the amount previously paid by the relevant member of the Seller’s Group to the relevant member of the Purchaser’s Group less any Taxation attributable to it.
11.12.4	Any payment made by the Purchaser to the Seller under this Clause 11.12 shall be made by way of further adjustment to the Purchase Price.
11.13	Double claims

No member of the Purchaser’s Group shall be entitled to recover from any member of the Seller’s Group under this Agreement or any other Transaction Document or any Transfer Document more than once in respect of the same Losses suffered.
11.14	Fraud

Nothing in this Agreement or any other Transaction Document or any Transfer Document limits the right of the Purchaser or any Relevant Purchaser to bring a claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud or fraudulent misrepresentation by the Seller or any member of the Seller’s Group.
11.15	Provisions

No member of the Seller’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply) in respect of any claim if and to the extent that proper allowance, provision or reserve is made in the Closing Statement for the matter giving rise to the claim.
11.16	Tax Warranties and Excluded Tax Liabilities Exclusions
11.16.1	The provisions of Clauses 3, 4 and 7 of the Norway Tax Deed shall apply to any claim by the Seller in respect of any breach of the Tax Warranties and/or under Clause 12 in respect of any Excluded Tax Liabilities as if those provisions were expressly incorporated in this Agreement and as they apply for the purpose of a claim under Clause 2 of the Norway Tax Deed and as though:
(i)	reference to the “Seller” and the “Purchaser” under the Norway Tax Deed were reference to the “Seller” and the “Purchaser” (as applicable) under this Agreement;

(ii)	reference to “Group Company” were to the “relevant member of the Purchaser’s Group” (which may, in the case of the Tax Warranties, include a Group Company); and

(iii)	reference to a “Purchaser’s Relief” were, in the case of the Excluded Tax Liabilities and the Tax Warranties in Part 2 of Paragraph 14, to a Relief as is referred to in the definition of Excluded Tax Liabilities.

11.16.2	As a result of Clause 11.16.1:

(i)	Clause 13 of this Agreement shall not apply to any claim by the Seller for breach of the Tax Warranties and/or under Clause 12 in respect of any Excluded Tax Liabilities; and

(ii)	Other than Clause 11.1 (Time limitation for claims), 11.2 (Minimum claims), 11.3 (Aggregate minimum claims), 11.4 (Maximum liability), 11.13 (Double claims) and 11.14 (Fraud) and this Clause 11.16, the provisions of Clause 11 of this Agreement shall not apply to any claim by the Seller for breach of the Tax Warranties or under Clause 12 in respect of the Excluded Tax Liabilities.
11.17	Limitations of Purchaser’s Liability
11.17.1	Contingent liabilities
No member of the Purchaser’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any Liability which is contingent unless and until such contingent liability has become an actual liability and is due and payable provided that nothing in this Clause 11.17.1 shall prevent the Seller from serving notice of a claim and commencing proceedings in respect of a contingent claim.
11.17.2	Indirect or consequential losses
No member of the Purchaser’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any loss of production, loss of profit, loss of revenue, loss of contract, loss of goodwill or loss of claim or any indirect or consequential losses.
11.17.3	Matters arising subsequent to this Agreement
No member of the Purchaser’s Group shall be liable under this Agreement or any other Transaction Document or any Transfer Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply), in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that it is a result of:
(i)	Agreed matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or any other Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement or any Transfer Document or otherwise at the request in writing or with the approval in writing of the Seller;
(ii)	Acts of the Seller’s Group

any act, omission or transaction of any member of the Seller’s Group, or their respective directors, officers, employees or agents or successors in title, after Closing;
(iii)	Changes in legislation
(a)	the passing of, or any change in, after the date of this Agreement any law, rule, regulation or administrative practice of any Governmental Authority including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement;

(b)	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation; or
(iv)	Accounting and Taxation policies

any change in accounting or Taxation policy, bases or practice of the Seller or any member of the Seller’s Group introduced or having effect after Closing.
11.17.4	Tax Savings arising from the Losses

(i)	No member of the Purchaser’s Group shall be liable under this Agreement or any other Transaction Document (other than any Tax Deed to which the provisions of that Tax Deed shall apply) or any Transfer Document in respect of any Losses suffered by any member of the Seller’s Group to the extent of any corresponding Tax savings by such member of the Seller’s Group arising from such Losses or the facts giving rise to such Losses.

(ii)	For the purposes of this Clause 11.17.4, “Tax savings” means the amount by which any Taxation for which such member of the Seller’s Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished.

12	Indemnities
12.1	Indemnity against Excluded Liabilities

The Seller shall indemnify and keep indemnified the Purchaser (for itself and on behalf of any other member of the Purchaser’s Group) against:
12.1.1	any Excluded Liability (but in the case of a Criminal Liability, only to the extent that it is an Indemnified Criminal Liability);

12.1.2	any Liability (other than in respect of Tax which shall be dealt with under the terms of the relevant Tax Deed) of the Purchaser or any Group Company arising from any transaction entered into by the Seller or any member of the Seller’s Group where: (i) Closing has occurred; (ii) such transaction would have required the consent of the Purchaser in accordance with paragraph 2.1.2 of Schedule 10; and (iii) the Seller has failed to obtain the Purchaser’s consent for such transaction;

12.1.3	any Losses which any member of the Purchaser’s Group may suffer by reason of the Purchaser (or member of the Purchaser’s Group as the case may be) taking any reasonable action to avoid, resist or defend against any Excluded Liability or Liability referred to in Clauses 12.1.1 or 12.1.2.
provided that (i) the Seller shall not be liable under this Clause 12.1 if the matter giving rise to that claim is Taxation capable of forming the subject matter of a valid claim under Clause 2 of any Tax Deed (or would be so capable but for the application of an exclusion under that Tax Deed or this Agreement) and (ii) without prejudice to the provisions of Clause 11, the costs and expenses that are the subject of this indemnity, to the extent that it relates to Indemnified Criminal Liabilities, shall be limited to those costs and expenses which a prudent commercial enterprise operating in the same industry could reasonably be expected to incur in the investigation, defence or settlement of the relevant non-compliance or alleged non-compliance assuming it did not have the benefit of an indemnity from a third party.
12.2	Indemnity against Environmental Liabilities
12.2.1	The Seller’s indemnity under Clause 12.1.1 insofar as it relates to Environmental Liabilities shall be subject to the following additional provisions set out in this Clause 12.2.

12.2.2	The Seller shall not be liable in respect of any such Environmental Liabilities unless and until:

(i)	a Trigger Event has occurred with respect to the Contamination or Radiation for which the relevant Purchaser seeks to claim; and

(ii)	the Seller has received a written notice of claim in respect of the Environmental Liabilities relating thereto from the Purchaser setting out reasonable details of the subject matter of the claim, including details of the Trigger Event and, to the extent reasonably practicable an estimate of the amount of the claim, and likely cause of action and where such claim is contingent, the specific nature and full details of the contingency (“Notice”).

12.2.3	The Seller shall only be obliged to make any payment under Clause 12.1 in respect of Environmental Liabilities to the extent that the Purchaser or the relevant member of Purchaser’s Group has actually paid out an amount equal to such Environmental Liability save that where Environmental Liabilities relating to Remedial Action for a particular case of Contamination or Radiation are ongoing, the Seller shall reimburse the Purchaser or, if directed by the Purchaser, the relevant member of the Purchaser’s Group on a quarterly basis in respect of the Environmental Liabilities actually incurred.

12.2.4	The indemnity contained in Clause 12.1 insofar as it relates to Environmental Liabilities will expire on the seventh anniversary of the Closing Date and the Seller shall not be liable in relation to any Environmental Liabilities to the extent that the Purchaser has not given valid Notice thereof to the Seller before such time.

12.2.5	Neither Purchaser nor any other member of Purchaser’s Group shall be entitled to make any claim against the Seller or any member of the Seller’s Group in respect of Environmental Liabilities to the extent that those Environmental Liabilities would not have occurred but for, or to the extent that they are increased or exacerbated, directly or indirectly as a result of:

(i)	any sale, major construction or redevelopment or closure of any Property or material part thereof;

(ii)	any material change after Closing in the processes, operations or Hazardous Substances and Emissions at any of the Properties;

(iii)	the commissioning, undertaking or permitting of intrusive environmental investigations at or in the vicinity of any Property by any member of the Purchaser’s Group without the prior consent of the Seller, except where such works are (a) Post Closing Environmental Investigations of a type undertaken by a Reasonable and Prudent Operator, (b) a mandatory, binding requirement under Environmental Law or (c) required pursuant to any Environmental Permit or any Environmental Proceedings;

(iv)	the voluntary disclosure of information by, on behalf of, at the request of or with the consent of either the Purchaser or any other member of the Purchaser’s Group concerning Contamination or Radiation to any Governmental Authority or any third parties without the prior written agreement of the Seller (such agreement not to be unreasonably withheld or delayed) except where such disclosure is (a) a mandatory, binding requirement under Environmental Law, (b) is required pursuant to any Environmental Permit or court order or (c) is warranted in an Emergency;

(v)	any admission of liability or compromise by or on behalf of either Purchaser or any member of the Purchaser’s Group to a Regulatory Authority (except where the Seller has given prior written approval to such admission or compromise not to be unreasonably withheld or delayed); and/or

(vi)	any Remedial Action which exceeds that which would be required to discharge or remedy any liability for Contamination or Radiation under Environmental Law pursuant to standards generally recognised in the relevant jurisdiction as reasonable on or before Closing and as would likely be interpreted by a Regulatory Authority.

12.2.6	In relation to the Post Closing Environmental Investigation, the parties agree as follows:

(i)	The Seller shall have no liability under this Agreement in respect of any Environmental Liability to the extent that Contamination or Radiation is worsened or any Pollutant Linkage or exposure is created or increased by virtue of the undertaking of the Purchaser’s Post Closing Environmental Investigation;

(ii)	The Purchaser shall provide the Seller promptly with any reports produced pursuant to the Post Closing Environmental Investigation and a copy of the scope thereof, and within a reasonable time thereafter the parties shall meet to discuss whether any Trigger Events have been identified as a result thereof;

(iii)	The Seller shall be entitled, at its election, in relation to any Property subject to the Post Closing Environmental Investigation, to determine that, notwithstanding the absence of a Trigger Event, Remedial Action should be undertaken, and in such circumstances provided that the Seller undertakes to pay the Purchaser’s commercially reasonable expenses for such Remedial Action, the Purchaser shall undertake promptly the Remedial Action agreed or determined pursuant to Clauses 12.2.7 to 12.2.10 (inclusive).

12.2.7	In relation to Remedial Action, the Purchaser shall as soon as practicable notify the Seller if in its opinion there is or is likely to be the need for Remedial Action or if it becomes aware that any Governmental Authority is investigating Contamination or Radiation provided that nothing in this Clause 12.2.7 shall require the Purchaser to serve any notice before responding to an Emergency.

12.2.8	Where the Purchaser considers that Remedial Action is necessary to comply with, settle or discharge any Environmental Proceeding or any Trigger Event under limb (c) of that definition, it shall prepare or procure that there is prepared a scope of works and cost estimate for the Remedial Action to be approved by the Seller (such approval not to be unreasonably withheld or delayed). If the parties disagree as to: (i) whether Remedial Action is necessary to comply with, settle or discharge any Environmental Liability to which the Environmental Proceeding or Trigger Event under limb (c) of that definition relates; or (ii) the nature and scope of works constituting the proposed Remedial Action either party may notify the other of its intention to refer the issue in dispute to expert determination. The expert shall be an independent, experienced, and reputable environmental consultant from a reputable firm of environmental consultants with experience in the applicable jurisdiction as may be agreed upon by the parties. Failing agreement on the appointment of an expert within 15 Business Days, either party may refer the matter to the President of the Royal Institute of Chartered Surveyors who shall appoint such an expert to determine the dispute. The expert shall act as an expert and not an arbitrator. The expert’s decision shall be final and binding on the parties. The fees and expenses of the expert shall be borne as the expert may direct. This Clause 12.2.8 shall not apply to that Remedial Action which is necessary to abate an Emergency.

12.2.9	When the scope of Remedial Action is agreed or determined, the Purchaser shall carry out or procure that any Remedial Action to be required is carried out

(i)	as soon as reasonably practicable after agreeing the scope of works;

(ii)	by appropriately qualified and experienced environmental consultants (or other contractors);

(iii)	in material compliance with Environmental Law and any applicable requirements pursuant to any Environmental Permit and, to the extent that this is practicable and appropriate having regard to the particular Governmental Authority involved, in consultation with the relevant Governmental Authority;

(iv)	materially in accordance with the agreed scope of works and using reasonable endeavours to ensure that it is undertaken competently and in accordance with good environmental practice; and

(v)	considering in good faith any reasonable recommendations made by the Seller and incorporating any under the standard of a Reasonable and Prudent Operator.

12.2.10	The Purchaser shall give and shall procure that any other member of the Purchaser’s Group gives the Seller:

(i)	such information, and such access to relevant Property and employees and such co-operation and assistance as is reasonable in the circumstances to permit the Seller to satisfy itself that the Purchaser is complying and/or has complied with its obligations under Clause 12.2;

(ii)	updates as to progress of the Remedial Action and of any matters which could materially affect the scope, design, execution or cost of any Remedial Action;

(iii)	copies of any reports, investigations or correspondence relevant or relating to such Remedial Action or to any discussions with the relevant Governmental Authorities; and

(iv)	a draft of each substantive document to be submitted to a relevant Governmental Authority in connection with any Remedial Action required by or arising from any Environmental Proceedings or undertaken pursuant to a Trigger Event under limb (c) of that definition and a reasonable opportunity to review and comment upon such draft, and the Purchaser shall pay reasonable regard to any Seller comments it receives prior to finalising the relevant document.

12.2.11	Upon completion of any Remedial Action, the Purchaser shall (and shall procure that any other member of the Purchaser’s Group shall) use all reasonable endeavours to procure that its environmental consultant (or other principal contractor) shall supply to the Seller a written certificate, in a form reasonably satisfactory to the Seller, to the effect that such Remedial Action has been completed in accordance with and to any standard specified in the relevant agreed scope of works and shall, at the Seller’s reasonable request, use reasonable endeavours to seek written confirmation by the relevant Governmental Authority that either such Remedial Action has been completed or that no further Remedial Action is required.
12.3	Indemnity against Assumed Liabilities

The Purchaser shall indemnify and keep indemnified (without limit in time or amount) the Seller, and each member of the Seller’s Group against:
12.3.1	any Assumed Liability other than, where such Assumed Liability is also an Excluded Liability, to the extent of any amounts recovered or recoverable under Clause 12.1;

12.3.2	any Liability incurred by the Seller or any member of the Seller’s Group arising from the conduct of the Business by the Purchaser (or other member of the Purchaser’s Group) after Closing other than any Liabilities arising under the Schlumberger Master Services Agreements or the Transitional Services Agreement; or

12.3.3	any Losses which the Seller may suffer by reason of the Seller (or other member of the Seller’s Group as the case may be) taking any reasonable action to avoid, resist or defend against any Liability referred to in Clause 12.3.1 or 12.3.2.
12.4	Subject to compliance by the Seller with its obligations under Clause 12.1, the Purchaser further undertakes to assume, duly and punctually pay, satisfy, discharge, perform or fulfil all Liabilities to the extent that they are incurred by the Seller or other member of the Seller’s Group in relation to the Business after Closing.

13	Claims

13.1	Notification of potential claims

If the Purchaser or any Group Company becomes aware of any matter or circumstance that is reasonably likely to give rise to a claim against any member of the Seller’s Group under this Agreement or any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply) or any Transfer Document, the Purchaser shall within 10 Business Days of becoming aware of such event give a notice in writing to the Seller setting out such information as is available to the Purchaser or any other member of the Purchaser’s Group as is reasonably necessary to enable the Seller to assess the merits of the potential claim, to act to preserve evidence and to make such provision as the Seller may consider necessary.

13.2	Notification of claims

Notices of claims under this Agreement or any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply) or any Transfer Document shall be given by the Purchaser to the Seller within the relevant time limits specified in Clause 11.1, specifying in reasonable detail the legal and factual basis of the claim and the evidence on which the party relies (including, where the claim is the result of or in connection with a Third Party Claim, evidence of the Third Party Claim) and setting out the Purchaser’s estimate of the amount of Losses or other Liabilities or potential Liabilities which are, or are to be, the subject of the claim (including any Losses or other Liabilities or potential Liabilities which are contingent on the occurrence of any future event and, where the claim is so contingent, the specific nature and full details of the contingency). A failure to give notice within the time limits specified in Clause 13.1 shall not relieve the Seller or any member of the Seller’s Group of any obligations except to the extent (and only to that extent) that the failure causes the Seller’s or any member of the Seller’s Group Losses to be greater than they would have been if notice had been given within the required period.

13.3	Commencement of proceedings

Any claim notified pursuant to Clause 13.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn either nine months after the notice is given pursuant to Clause 13.2 or, in the case of any contingent liability, nine months after the relevant contingent liability becomes an actual liability and is due and payable, unless in each case at such time legal proceedings in respect of the relevant claim have been: (i) commenced by being both issued and served; and (ii) are being and continue to be pursued with reasonable diligence.

13.4	Investigation by the Seller

In connection with any fact, matter, event or circumstance that may give rise to a claim against any member of the Seller’s Group under this Agreement or any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply, and other than the Transitional Services Agreement and either Schlumberger Master Services Agreement) or any Transfer Document, the Purchaser shall procure that each relevant member of the Purchaser’s Group:
13.4.1	shall allow the Seller and its financial, accounting and/or legal advisers to investigate the fact, matter or circumstance alleged to give rise to such a claim and whether and to what extent any amount is payable in respect of such claim; and

13.4.2	shall disclose to the Seller (or any other member of the Seller’s Group) all material of which each such member of the Purchaser’s Group is aware which relates to the claim and shall, and shall procure that any other relevant members of the Purchaser’s Group shall, give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller or its financial, accounting or legal advisers may reasonably request, subject to the Seller agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question and provided that no member of the Purchaser’s Group shall be under any obligation to disclose any information or documentation that is legally privileged in respect of a claim that it has against a member of the Seller’s Group.
13.5	Conduct of Third Party Claims
13.5.1	If any fact, matter, event or circumstance that may give rise to a claim against any member of the Seller’s Group under this Agreement or any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply, and other than the Transitional

Services Agreement and either Schlumberger Master Services Agreement) or any Transfer Document is a result of or in connection with a claim by a third party (a “Third Party Claim”) then the Seller or other member of the Seller’s Group shall be entitled at its own cost and expense and in its absolute discretion, and subject to the Seller or other member of the Seller’s Group indemnifying the Purchaser or any other member of the Purchaser’s Group against all reasonable costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, by notice in writing to the Purchaser, to elect that the Purchaser shall, or shall procure that any other members of the Purchaser’s Group shall, to the extent legally permissible, take such action as the Seller or other member of the Seller’s Group may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim.

13.5.2	Without prejudice to Clause 13.5.1:

(i)	the Purchaser shall, or shall procure that any other members of the Purchaser’s Group shall, to the extent legally permissible, consult with the Seller or other member of the Seller’s Group in relation to the conduct of any Third Party Claim, shall take reasonable account of the views of the Seller or other member of the Seller’s Group before taking any action in relation to any Third Party Claim and provide all such information in relation to such Third Party Claim as the Seller or other member of the Seller’s Group may reasonably request; and

(ii)	no admissions in relation to any Third Party Claim shall be made by or on behalf of the Purchaser or any other member of the Purchaser’s Group and no Third Party Claim shall be compromised, disposed of or settled without the written consent of the Seller or other member of the Seller’s Group (such consent not to be unreasonably withheld or delayed).

13.5.3	If, due to the operation of any applicable laws or regulations, the Seller or other member of the Seller’s Group cannot exercise its rights or the Purchaser or other member of the Purchaser’s Group cannot fulfil its obligations as provided in Clause 13.5.1 and Clause 13.5.2, the Purchaser shall procure that each member of the Purchaser’s Group shall co-operate with the Seller and shall use its reasonable endeavours to achieve the same result as if Clause 13.5.1 and Clause 13.5.2, inclusive, had been able to be fully implemented.
14	Insurance

14.1	No cover under Seller’s Group Insurance Policies from Closing

The Purchaser acknowledges and agrees that from the Closing Date:
14.1.1	no Group Company nor any member of the Purchaser’s Group in respect of any Group Business will have or be entitled to the benefit of any Seller’s Group Insurance Policy in respect of any event, act or omission that takes place after the Closing Date and it shall be the sole responsibility of the Purchaser to ensure that adequate insurances are put in place for the Group with effect from the Closing Date;

14.1.2	neither the Seller nor any other member of the Seller’s Group shall be required to maintain any Seller’s Group Insurance Policy for the benefit of any Group Company or any Group Business, provided that it shall not cancel with retrospective effect any ‘occurrence-based’ Seller’s Group Insurance Policy under which any Group Company or any Group Business continues to be insured; and

14.1.3	no Group Company nor any member of the Purchaser’s Group in respect of any Group Business shall make or shall be entitled to make or notify a claim under any ‘claims made’ Seller’s Group Insurance Policy in respect of any event, act or omission that occurred prior to the Closing Date.
14.2	Existing claims under Seller’s Group Insurance Policies

The Seller shall use reasonable endeavours after the Closing Date to recover all monies due from insurers in respect of any insurance claim which has been made by any member of the Seller’s Group before the Closing Date, in respect of the Group, under any Seller’s Group Insurance Policy and shall, to the extent that the Group has not already been indemnified prior to the Closing Date in respect of the loss giving rise to the insurance claim or such loss has not been reflected in the Management Accounts Profit and Loss Statements or the Management Accounts Statement of Assets and Liabilities or, to the extent applicable, the Closing Statement, pay any monies received in respect of such claim (after taking into account any deductible under the Seller’s Group Insurance Policies and less any Taxation suffered on the proceeds, any handling and collection charges by any claims handler and any out of pocket expenses suffered or incurred by the Seller or any other member of the Seller’s Group in connection with such claim) to the Purchaser or, at the Purchaser’s written direction, the relevant member of the Purchaser’s Group as soon as practicable after receipt.

14.3	New claims under occurrence-based policies
14.3.1	Subject to Clause 11.8, with respect to any event, act or omission relating to the Business or any part thereof that occurred or existed prior to the Closing Date that is covered by an ‘occurrence-based’ Seller’s Group Insurance Policy, the Seller shall or shall procure that the relevant member of the Seller’s Group shall, at the direction of the Purchaser or the relevant Group Company, make a claim under such insurance policy, provided that:

(i)	neither the Seller nor any member of the Seller’s Group shall be obliged to make any such claim if and to the extent that such claim is covered by an insurance policy held by the Purchaser or any other member of the Purchaser’s Group;

(ii)	the claim is notified to the Seller as soon as reasonably practicable after the Purchaser or any other member of the Purchaser’s Group becoming aware of the claim and in any event within three years after the Closing Date; and

(iii)	the relevant Group Company shall be liable for any deductible under the Seller’s Group Insurance Policies payable in respect of the claim; and

(iv)	the Purchaser agrees to reimburse the Seller or other relevant member of the Seller’s Group for any retrospective premium increases under the insurance policy under which the claim is made, as such amounts are determined in accordance with that insurance policy, as a result of any such claim made pursuant to this Clause 14.3.1.

14.3.2	In the event that the Purchaser or a Group Company notifies a claim pursuant to Clause 14.3.1, the Seller shall, or shall procure that the relevant member of the Seller’s Group shall, at the Purchaser’s or relevant Group Company’s cost, make all necessary notifications and use its reasonable endeavours to pursue such claims under the relevant Seller’s Group Insurance Policy and the relevant Group Company shall be entitled to be paid any proceeds actually received under the Seller’s Group Insurance Policy (less any deductible or excess actually paid by the Seller or any member of the Seller’s Group and less any Taxation suffered on the proceeds and any reasonable out of pocket expenses suffered or incurred by the Seller or any member of the Seller’s Group) provided that:

(i)	neither the Seller nor any member of the Seller’s Group shall be required, pursuant to any such requests made by the Purchaser or any Group Company, to undertake or threaten litigation in respect of such request;

(ii)	neither the Purchaser nor any Group Company shall be entitled to any proceeds received by any member of the Seller’s Group under any Seller’s Group Insurance Policy except to the extent that such proceeds relate to a claim made pursuant to Clause 14.3.1 in respect of any loss for which the relevant Group Company has not already been reimbursed, indemnified or otherwise compensated for whether under this Agreement or otherwise;

(iii)	the Purchaser shall provide (and shall procure that the relevant Group Company also provides) all assistance, information and co-operation reasonably requested by the Seller or the Seller’s representatives (including the Seller’s insurers, appointed claims handlers or any lawyers instructed in relation to such claim); and

(iv)	the Purchaser shall or shall procure that the relevant Group Company shall pay or bear any deductible or excess element of any such claim.
15	Protection of Goodwill

15.1	Restrictions
15.1.1	The Seller undertakes with the Purchaser that no member of the Seller’s Group shall, either alone or in conjunction with or on behalf of any other person in any Relevant Capacity during the Restricted Period, do any of the following:

(i)	carry on, or be the primary provider of, VSAT Satellite Communications Services to third party clients or directly or indirectly carry on or be engaged in any business that is of the same or similar type to, and which is in direct competition with, the Business;

(ii)	employ or offer to employ or induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 15 provided that no member of the Seller’s Group encourages or advises such agency to approach any Restricted Employee;

(iii)	in competition with the Business, canvass or solicit the custom of any person, firm or company who has within 12 months prior to Closing been a regular customer of any Group Company or the Group in relation to the Business; or

(iv)	knowingly assist any other person to do any of the acts set out in Clause 15.1.1(iii) above.

15.1.2	The Purchaser undertakes with the Seller that no member of the Purchaser’s Group shall, either alone or in conjunction with or on behalf of any other person, in any Relevant Capacity during the Restricted Period directly or indirectly induce or seek to induce any Schlumberger Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the Purchaser’s Group, whether or not such Schlumberger Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 15 provided that no member of the Purchaser’s Group encourages or advises such agency to approach any Schlumberger Restricted Employee.

15.1.3

(i)	If, at any time during the Restricted Period, the Purchaser becomes aware of the fact that, any member of the Seller’s Group has, during the Restricted Period, employed a Restricted Employee (other than a Senior Employee), the Purchaser shall be entitled to notify the Seller in writing of its objections, if any, to such employment (the “Restricted Employee Notice”).

(ii)	No later than 20 days after receiving a Restricted Employee Notice (the “Receipt Date”), provided that the Receipt Date falls within the Restricted Period, the Seller shall, if permissible under applicable laws and regulations, terminate or procure the termination of the employment of the relevant Restricted Employee and the Purchaser shall not, following any such termination, make any claim under this Clause 15 in relation to such employment of the relevant Restricted Employee.

15.1.4

(i)	If, at any time during the Restricted Period, the Seller becomes aware of the fact that, other than as a result of (I) the placing of an advertisement of a post available to a member of the public generally or (II) recruitment through an employment agency, any member of the Purchaser’s Group has, during the Restricted Period, employed a Schlumberger Restricted Employee, the Seller shall be entitled to notify the Purchaser in writing of its objections, if any, to such employment (the “Schlumberger Restricted Employee Notice”).

(ii)	No later than 20 days after receiving a Schlumberger Restricted Employee Notice (the “Receipt Date”), provided that the Receipt Date falls within the Restricted Period, the Purchaser shall, if permissible under applicable laws and regulations, terminate or procure the termination of the employment of the relevant Schlumberger Restricted Employee, and the Seller shall not, following any such termination, make any claim under this Clause 15 in relation to such employment of the relevant Schlumberger Restricted Employee.
15.2	Exceptions
15.2.1	The restrictions in Clause 15.1 shall not operate to prohibit any member of the Seller’s Group from:

(i)	holding or being interested in up to 5 per cent of the outstanding issued share capital of a company listed on any stock exchange;

(ii)	fulfilling any obligation pursuant to this Agreement, any other Transaction Document, either Schlumberger Master Services Agreement, the Transitional Services Agreement or any Transfer Document; or

(iii)	acquiring the whole or part of any business that is not engaged primarily in the provision of VSAT Satellite Communications Services and whose annual revenue from VSAT Satellite Communications Services and other products or services that are in direct competition with the Business, if any, does not exceed US$30,000,000; or

(iv)	making or retaining any passive non-controlling investment not exceeding US$10,000,000 (ten million US dollars) in an undertaking whose primary business is not the provision of VSAT Satellite Communications Services to a third party.

15.2.2	For the avoidance of doubt, nothing in this Clause 15 shall restrict any entity of the Seller’s Group from indirectly providing VSAT Satellite Communications Services:

(i)	to another member of the Seller’s Group; or

(ii)	to its clients as part of its ordinary and usual course business,

in each case by way of subcontracting arrangements whether through either Schlumberger Master Services Agreement or with third party providers of VSAT Satellite Communications Services.
15.3	Reasonableness of restrictions
The Seller and the Purchaser agree that the restrictions contained in this Clause 15 are no greater than is reasonable and necessary for the protection of the interest of the Purchaser and the Seller, as applicable, but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.
15.4	Interpretation

For the purposes of this Clause 15:

15.4.1	“Relevant Capacity” means for its own account or for that of any person, firm or company or in any other manner and whether through the medium of any company controlled by it (for which purpose there shall be aggregated with its shareholding or ability to exercise control the shares held or control exercised by any person connected with the Seller) or as principal, partner, director, employee, consultant or agent;

15.4.2	“Restricted Employee” means:

(i)	any Relevant Employee; and

(ii)	any employee of the Purchaser’s Group who has participated in discussions relating to the Transaction;

15.4.3	“Restricted Period” means two years commencing on Closing or such shorter period of time recognised by applicable laws and regulations as being binding on the Seller and/or the Purchaser, as applicable; and

15.4.4	“Schlumberger Restricted Employee” means, excluding any Relevant Employee, any person employed by any member of the Seller’s Group on the Closing Date who: (a) has been engaged other than to an immaterial extent in relation to the Business or any part thereof; (b) has, or has had, access to trade secrets or other confidential information in relation to the Business or any part thereof; or (c) has participated in discussions with the Purchaser relating to the Transaction.
16	Confidentiality

16.1	Announcements

For 12 months after the Closing Date, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or the Purchaser’s Group without the prior written consent of the Seller and the Purchaser such consent not to be unreasonably withheld or delayed. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any stock exchange on which the shares of either party (or its holding company) are listed but the party with an obligation to make an announcement or issue a circular (or whose holding company has such an obligation) shall consult with the other party (or shall procure that its holding company consults with the other party) insofar as is reasonably practicable before complying with such an obligation. The parties acknowledge and agree that any party may make any announcement or circular in connection with this Agreement without additional consent pursuant to the preceding sentences that are consistent with any prior announcement or circular in connection with this Agreement of such party or any other party made in compliance with this Clause 16.1.

16.2	Confidentiality
16.2.1	The Confidentiality Agreement shall cease to have any force from the date of this Agreement.

16.2.2	Subject to Clause 16.1 and Clause 16.2.3:

(i)	each of the Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any other Transaction Document or any Transfer Document) which relates to:

(a)	the provisions of this Agreement and any other Transaction Document or any Transfer Document; or

(b)	the negotiations relating to this Agreement (and any such other agreements);
(ii)	the Seller shall, and shall procure that any other member of the Seller’s Group shall, treat as strictly confidential and not disclose or use any information relating to the Business or any part thereof following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of any member of the Purchaser’s Group; and

(iii)	the Purchaser shall, and shall procure that any other member of the Purchaser’s Group shall, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of any member of the Seller’s Group including, prior to Closing, the Group Companies.

16.2.3	Clause 16.2.2 shall not prohibit disclosure or use of any information if and to the extent that:

(i)	the disclosure or use is required by law, any regulatory body or any stock exchange on which the shares of either party (or its holding company) are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the Seller’s Group or the Purchaser’s Group);

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchaser;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other Transaction Document or any Transfer Document or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party (or any affiliate);

(iv)	the disclosure is made to professional advisers of any party on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Clause 16.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement) or any other document entered into pursuant to it;

(vi)	in the case of disclosure or use by any member of the Seller’s Group, the Purchaser has given prior written approval to the disclosure or use and in the case of disclosure or use by any member of the Purchaser’s Group, the Seller has given prior written approval to the disclosure or use; or

(vii)	in the case of disclosure or use by any member of the Purchaser’s Group, the information relates wholly to Group Companies and is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 16.2.3(i), Clause 16.2.3(ii) or Clause 16.2.3(iii), the party concerned shall promptly notify the other party of such requirement with a view to providing that other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.
17	No Rights of Rescission or Termination

Subject to Clauses 4.5, 7.6.1 and 7.6.2, no member of the Purchaser’s Group and no member of the Seller’s Group shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever, whether before or after Closing.

18	Other Provisions

18.1	Further assurances

Each of the Seller and the Purchaser shall from time to time execute, or procure the execution of, such documents and perform such acts and things, or procure the performance of such acts and things, as either of them may reasonably require to transfer the Shares and the Group Businesses to the Purchaser (or such other members of the Purchaser’s Group) and otherwise to give the other the full benefit of this Agreement.

18.2	Whole agreement
18.2.1	This Agreement, the other Transaction Documents and the Transfer Documents contain the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement, or any other Transaction Document or Transfer Document.

18.2.2	Each party to this Agreement acknowledges that it has not been induced to enter this Agreement or any other Transaction Document or Transfer Document by any representation, warranty or undertaking not expressly incorporated into it and agrees that it will not contend the contrary.

18.2.3	So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any provision of this Agreement or any other Transaction Document or Transfer Document shall be for breach of the terms of this Agreement or such other document to the exclusion of all other rights and remedies (including those in tort or arising under statute and any right to rescind this Agreement or such other document).

18.2.4	To the extent that there is any inconsistency between the terms of this Agreement and (i) any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply) or (ii) any Transfer Document:

(i)	this Agreement shall prevail (as between the parties to this Agreement and as between any other members of the Seller’s Group and any other members of the Purchaser’s Group); and

(ii)	so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Transaction Document (other than any Tax Deed) or the relevant Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement or, to the extent this is not permissible, the Seller shall indemnify the Purchaser against all Losses suffered by any member of the Purchaser’s Group or, as the case may be, the Purchaser shall indemnify the Seller against all Losses suffered by the any member of the Seller’s Group, in either case through or arising from the inconsistency between this Agreement and the Transaction Document (other than any Tax Deed) or the Transfer Document.

18.2.5	If there is an adjustment to the Purchase Price under Clause 8.3 of this Agreement which relates to a part of the Group which is the subject of a Business Transfer Agreement or Share Transfer Agreement, then, if such action is required to implement the adjustment and so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the parties to the relevant Business Transfer Agreement or Share Transfer Agreement shall enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment.

18.2.6	The Seller shall procure that:

(i)	no member of the Seller’s Group shall bring a claim against any member of the Purchaser’s Group in respect of or based upon any Business Transfer Agreement or any Share Transfer Agreement. To the extent that any member of the Seller’s Group brings a claim in breach of this Clause, the Seller shall indemnify each member of the Purchaser’s Group against all Losses which any member of the Purchaser’s Group may suffer through or arising from the bringing of such a claim.; and

(ii)	each member of the Seller’s Group shall assign to the Seller any claim it may have under any Business Transfer Agreement and/or any Share Transfer Agreement to which it is a party.

18.2.7	The Purchaser shall procure:

(i)	that no member of the Purchaser’s Group shall bring a claim against any member of the Seller’s Group in respect of or based upon any Business Transfer Agreement or any Share Transfer Agreement. To the extent that any member of the Purchaser’s Group brings a claim in breach of this Clause, the Purchaser shall indemnify each member of the Seller’s Group against all Losses which any member of the Seller’s Group may suffer through or arising from the bringing of such a claim.; and

(ii)	each member of the Purchaser’s Group shall assign to the Purchaser any claim it may have under any Business Transfer Agreement or any Share Transfer Agreement to which it is a party.

18.3	Reasonableness

Each of the parties confirms that it and, to the extent applicable, each relevant member of the Seller’s Group or the Purchaser’s Group has received independent legal advice relating to all the matters provided for in this Agreement, any other Transaction Document or Transfer Document, including the terms of Clause 18.2, and agrees that the provisions of this Agreement, such other documents, the Confidentiality Agreement, any other Transaction Document and any Transfer Document are fair and reasonable.

18.4	No assignment
18.4.1	Except as otherwise expressly provided in this Agreement, none of the parties may without the prior written consent of the other, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

18.4.2	Except as otherwise expressly provided in this Agreement, the Seller or the Purchaser may, without the consent of the other, assign to a subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a wholly-owned subsidiary of the party concerned and provided also that the assignee shall not be entitled to receive under this Clause 18.4 any greater amount than that to which the Purchaser or the Seller would have been entitled.
18.5	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

18.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

18.7	Method of payment
18.7.1	Wherever in this Agreement provision is made for the payment by one party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer at least three Business Days in advance and in sufficient detail to enable payment by telegraphic transfer or other electronic means to be effected on or before the due date for payment.

18.7.2	Except to the extent otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in full, without any set off or deduction for or on account of any counterclaim.
18.8	Costs
18.8.1	The Seller shall bear all costs incurred by it and any member of the Seller’s Group in connection with the preparation, negotiation and entry into of this Agreement, any other Transaction Document, the Transfer Documents and the sale of the Shares and the Group Businesses.

18.8.2	The Purchaser shall bear all such costs incurred by it and any member of the Purchaser’s Group in connection with the preparation, negotiation and entry into of this Agreement, any other Transaction Document, the Transfer Documents, to the extent applicable, and the purchase of the Shares and the Group Businesses.
18.9	Transfer Taxes

Schedule 16 shall apply in relation to Transfer Tax. The Seller shall procure that the Transferors comply with their obligations under Schedule 16 and the Purchaser shall procure that the Transferees comply with their obligations under Schedule 16.

18.10	Interest

If any party defaults in the payment when due of any sum payable under this Agreement, any other Transaction Document (other than any Tax Deed, to which the provisions of that Tax Deed shall apply, and other than the Transitional Services Agreement and either Schlumberger Master Services Agreement) (howsoever determined) its Liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Interest Rate. Such interest shall accrue from day to day.

18.11	Grossing-up of indemnity payments, VAT
18.11.1	All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law the party making the payment shall (except in the case of interest payable under Clause 18.10 or the consideration payable under Clause 3.1) be obliged to pay to the other party such sum as will after such deduction or withholding has been made leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if either party to this Agreement shall have assigned the benefit in whole or in part of this Agreement then the Liability of the other party under this Clause 18.11.1 shall be limited to that (if any) which it would have been had no such assignment taken place.

18.11.2	Where a party (the “payer”) is due to make any payment made under this Agreement pursuant to an indemnity, compensation or reimbursement provision the other party (the “recipient”) shall act reasonably and co-operate with the payer in order to structure the payment so as to try to reduce or eliminate any Taxation which a Tax Authority may charge on the payment (including making that payment between the relevant Seller to the relevant Purchaser of the asset to which the claim most closely relates) provided that the recipient shall not be required to take any step that it determines (acting reasonably) would result in it incurring any additional cost or other disadvantage (other than Taxation attributable to a payment being treated as an adjustment to the consideration for the relevant Shares or Group Business under the terms of the Agreement). Where any Tax Authority does charge to Taxation any such payment then, except to the extent that the amount of the indemnity, compensation or reimbursement provision has been increased to take account of the Taxation that will be charged on receipt, the amount so payable shall be grossed up by such amount as will ensure that after payment of the Taxation so charged there shall be left a sum equal to the amount that would otherwise be payable under this Agreement, provided that if either party to this Agreement shall have assigned the benefit in whole or in part of this Agreement then the Liability of the other party under this Clause 18.11.2 shall be limited to that (if any) which it would have been had no such assignment taken place.

18.11.3	The recipient of an amount paid under this Clause 18 shall claim from the appropriate Tax Authority any exemption, rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been made pursuant to Clause 18.11.1 and, for such purposes shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy thereof to the payer.

18.11.4	If the recipient of a payment made under this Agreement receives a credit for or refund of any Taxation payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation then it shall reimburse to the other party such part of such additional amounts paid to it pursuant to Clause 18.11.1 as the recipient of the payment certifies to the other party will leave it (after such reimbursement) in no better and no worse position than it would have been if the other party had not been required to make such deduction or withholding.

18.11.5	Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group to which it belongs, subject to that party using all reasonable endeavours to procure the recovery of such amount of VAT as may be practicable. Each party agrees to deliver to the other party any documentation as may be reasonably requested to assist the timely recovery of VAT chargeable or payable.

18.11.6	If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then in addition to that payment, the recipient of the supply shall pay an amount in respect of (and equal to) any VAT (but not any interest or penalties) to be accounted for by the supplier (“Relevant VAT”) subject to receipt of a valid VAT invoice (or equivalent, if any). The supplier shall account for all amounts in respect of VAT paid to it by the recipient to the appropriate Tax Authorities in compliance with applicable laws. To the extent that VAT is so chargeable, save as expressly provided for below, payment shall be made, in addition to any amount expressed in the Agreement to be payable by that recipient together with such amount or, if later, within ten Business Days of receipt by the recipient of a valid VAT invoice. This Clause 18.11.6 shall not affect the timing of payment in circumstances described in Schedule 15 paragraphs 1, 2 and 3.

18.11.7	The Seller shall notify the Purchaser as soon as reasonably practical after becoming aware that a member of the Seller’s Group is or may be required to account for any VAT in respect of the sale of the Group Business.

18.11.8	Schedule 15 shall apply in relation to VAT. The Seller shall procure that the Transferors comply with their obligations under this Schedule and the Purchaser shall procure that the Transferees comply with their obligations under this Schedule.
18.12	Notices
18.12.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English;

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

18.12.2	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:
Schlumberger B.V.

Address: 83-89 Parkstraat, 2514 JG, the Hague, the Netherlands

Fax: +31 703 106 471

Attention: Eileen Hardell Title: Corporate Counsel

With a copy to: Robert Villard (Deputy General Counsel, Strategic Transactions) at 42 Rue St Dominique, 75007 Paris, France.
18.12.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:
Harris Corporation

Address: 1025 West NASA Blvd., Melbourne, Florida 32919, United States of America

Fax: +321-727-9616

Attention: Scott T. Mikuen Title: Vice President, General Counsel and Secretary

With a copy to: Robert Johnson at 1025 West NASA Blvd., Melbourne, Florida 32919, United States of America.
18.12.4	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier; or

(ii)	at the time of transmission in legible form, if delivered by fax.

18.13	Invalidity
18.13.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

18.13.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 18.13.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 18.13.1, not be affected.
18.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

18.15	Arbitration
18.15.1	Subject to Clause 8, any dispute arising out of or connected with this Agreement, including a dispute as to the validity or existence of this Agreement and/or this Clause 18.15, shall be resolved by arbitration in London conducted in English by three arbitrators pursuant to the rules of the International Chamber of Commerce (the “ICC Rules”), provided that any provision of the ICC Rules relating to the nationality of an arbitrator shall, to that extent, not apply, save that, unless the Seller and the Purchaser agree otherwise, the arbitrator shall draw up, and submit to them for signature, the Terms of Reference within 21 days of receiving the file. The Terms of Reference shall not include a list of issues to be determined.

18.15.2	Where disputes arise under this Agreement and under any Transaction Document or, as the case may be any Transfer Document which, in the reasonable opinion of the first arbitrator to be appointed in any of the disputes, are so closely connected that it is expedient for them to be resolved in the same proceedings, that arbitrator shall have the power to order that the proceedings to resolve that dispute shall be consolidated with those to resolve any of the other disputes (whether or not proceedings to resolve those other disputes have yet been instituted), provided that no date for the final hearing of the first arbitration has been fixed. If he so orders, the parties to each dispute which is a subject of his order shall be treated as having consented to that dispute being finally decided:

(i)	by the arbitrator who ordered the consolidation unless the International Chamber of Commerce decides that he would not be suitable or impartial; and

(ii)	in accordance with the procedure, at the seat and in the language specified in the arbitration agreement in the contract under which the arbitrator who ordered the consolidation was appointed, save as otherwise agreed by all parties to the consolidated proceedings or, in the absence of such agreement, ordered by the arbitrator in the consolidated proceedings. Governing law and submission to jurisdiction.

18.15.3	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with this Agreement and such documents, shall be governed by and construed in accordance with English law.

18.15.4	Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to support and assist the arbitration process pursuant to Clause 18.15, including if necessary the grant of interlocutory relief (including the remedies of injunction, specific performance or other equitable relief, as the case may be pending the outcome of that process).

18.15.5	Without prejudice to Clause 18.15.4, neither party shall, where necessary, be precluded from seeking to enforce any judgement of, or grant of interlocutory relief by, the courts of England in the courts of any other relevant jurisdiction.
18.16	Appointment of process agent
18.16.1	The Seller hereby irrevocably appoints Schlumberger Oilfield UK plc as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

18.16.2	The Seller agrees to inform the Purchaser in writing of any change of address of such process agent in advance of such change.

18.16.3	If such process agent ceases to be able to act as such or to have an address in England and Wales, the Seller irrevocably agrees to appoint a new process agent in England and Wales acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

18.16.4	The Purchaser hereby irrevocably appoints Harris Systems Limited as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

18.16.5	The Purchaser agrees to inform the Seller in writing of any change of address of such process agent in advance of such change.

18.16.6	If such process agent ceases to be able to act as such or to have an address in England and Wales, the Purchaser irrevocably agrees to appoint a new process agent in England and Wales acceptable to the Seller and to deliver to the Seller within 14 days a copy of a written acceptance of appointment by the process agent.

18.16.7	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

18.17	Seller Double claims

No member of the Seller’s Group shall be entitled to recover from any member of the Purchaser’s Group under this Agreement or any other Transaction Document or any Transfer Document more than once in respect of the same Losses suffered.

18.18	Environmental Protection Act 1990 Part 2A Transfer of Liability
18.18.1	Without prejudice to Clause 12.1, the parties agree that:

(i)	in the event that the Seller and/or any member of the Seller’s Group is held to be an appropriate person under Part 2A of the Environmental Protection Act 1990 of Great Britain (and any applicable statutory and non-statutory guidance) (“Part 2A”) or is held liable under any other legislation imposing regulatory clean up requirements in relation to or in connection with any Contamination on, at, or emanating from any Property in Great Britain on, prior to or after the Closing Date:

(ii)	any Liability that the Seller and/or member of the Seller’s Group might have under Part 2A or such other legislation imposing regulatory clean up requirements in relation to such Contamination is deemed to apply, transferred to and assumed in its entirety by the Purchaser or such other relevant member of the Purchaser’s Group; and

(iii)	the Seller and/or member of the Seller’s Group shall be excluded from any such Liability in respect thereof.

18.18.2	If any Regulatory Authority or relevant court seeks to allocate Liability under Part 2A in respect of such Contamination:

(i)	the Seller and/or the Purchaser or such other relevant member of the Purchaser’s Group shall provide a copy of this agreement on Liabilities on demand to each Regulatory Authority or court; and

(ii)	neither party shall challenge it as an agreement on Liabilities with continuing effect as between the parties but shall request that such Regulatory Authority or court gives effect to this agreement on Liabilities including without limitation for the purpose of paragraph D.38 of Annex 3 to the circular relating to Part 2A (DEFRA Circular 1/2006) (or any equivalent provisions under any statutory guidance that may replace or amend it).

18.18.3	Nothing in this Clause 18.18 shall prevent the Purchaser from making a claim in respect of any Environmental Liability in accordance with Clause 11 and Clause 12.1.

18.18.4	The Purchaser acknowledges for the purposes of the operation of the exclusion tests in paragraphs D51 to D61 of DEFRA Circular 1/2006 that:

(i)	the purchase price has been agreed having regard to and taking account of any liabilities and obligations to undertake Remedial Action in respect of Contamination; and

(ii)	it is deemed to have been provided with (a) information held by the Seller’s Group concerning the environmental condition of the Properties prior to the date of this Agreement and such information is sufficient to make the Purchaser aware of the presence and broad measure of any Contamination referred to in that information and (b) the permission and opportunity to investigate the applicable Properties prior to the date of this Agreement.

This Agreement has been executed on the date stated at the beginning.

SIGNED by /s/ Eileen Hardell, Attorney-in-fact	}
on behalf of
SCHLUMBERGER B.V.:

SIGNED by /s/ Gary L. McArthur	}
on behalf of HARRIS CORPORATION:

Schedule 3
2	Part 2: Licence-back of IP

The Purchaser hereby grants and shall procure the grant by each relevant member of the Purchaser’s Group (with effect from Closing or, as the case may be, Subsequent Transfer) to the Seller (for the benefit of each member of the Seller’s Group) for two years commencing on the date of this Agreement a non-exclusive, irrevocable, assignable, royalty-free, fully paid-up, worldwide licence (with the right to sub-license) to use, subject to Clause 15, all the Intellectual Property and Know-how assigned to the Purchaser (or its nominee) pursuant to this Agreement which was primarily used in the Business, solely in the same manner and for the same purposes that such Intellectual Property and Know-how was used by the Seller’s Group (other than in or in relation to the Business) during the 12 month period prior to Closing or, as the case may be, Subsequent Transfer.

3	Part 3: Licence of Retained IP

The Seller hereby grants and shall procure the grant by each relevant member of the Seller’s Group (with effect from Closing) to the Purchaser (for the benefit of each relevant member of the Purchaser’s Group) a non-exclusive, perpetual, irrevocable, assignable, royalty-free, fully paid-up, worldwide licence (with the right to sub-licence) to use any Intellectual Property or Know-how retained by the Seller (or any relevant member of Seller’s Group) that was used in the Business, in the same manner and for the same purposes that such Intellectual Property and Know-how was used in the Business during the 12 month period prior to Closing, or as the case may be, Subsequent Transfer.

4	Part 4: The Well Site Data Hub Monitoring Software

The Seller and the Purchaser hereby agree that the Purchaser shall be granted ownership of all Intellectual Property and Know-how associated with the Well Site Data Hub Monitoring software, but the Seller and every member of the Seller’s Group shall retain a non-exclusive, perpetual, irrevocable, assignable, royalty-free, fully paid-up, worldwide licence (with the right to sub-licence and the right to create derivative works) with respect to such Well Site Data Hub Monitoring software for any purpose whatsoever.

Schedule 5
Part 1
Closing Obligations (Clause 7)
1	General Obligations

1.1	The Seller’s Obligations

On Closing, the Seller shall deliver or make available to the Purchaser:
1.1.1	the certificate referred to in Clause 4.1.2;

1.1.2	each of the Transaction Documents, each Schlumberger Master Services Agreement and the Transitional Services Agreement duly executed by the Seller and each other member of the Seller’s Group to the extent that they are parties to such document;

1.1.3	Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Closing Notice and any other relevant Transfer Documents duly executed by the Seller and each other member of the Seller’s Group to the extent that they are parties to such document (together with all such evidence and documents to be delivered or made available by the Seller or any member of the Seller’s Group pursuant to any such document);

1.1.4	the transfer of any Shares listed in the Closing Notice duly executed outside the UK by the registered holder in favour of the relevant transferee, accompanied by the relevant share certificate(s) (or an express indemnity in a form satisfactory to the Purchaser in the case of any certificate found to be missing);

1.1.5	evidence that the Seller and each other member of the Seller’s Group are authorised to execute this Agreement, any other Transaction Document, each Schlumberger Master Services Agreement, the Transitional Services Agreement, Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Closing Notice and any other relevant Transfer Documents (including, where relevant, any notarial deeds referred to in this Part 1 of Schedule 5) to the extent that they are parties to such document.
1.2	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller:
1.2.1	evidence of the due fulfilment of the conditions set out in Clause 4 for which the Purchaser is responsible, and for the purposes of this paragraph 1.2.1, the expiry of any Relevant Timetable within which the Norwegian Competition Authority may issue a decision to clear the Transaction, with no decision identifying concerns having been communicated to the parties by the Norwegian Competition Authority, shall be evidence that the condition in Clause 4.1.1 is satisfied;

1.2.2	each of the Transaction Documents, each Schlumberger Master Services Agreement and the Transitional Services Agreement duly executed by the

Purchaser or such other members of the Purchaser’s Group to the extent that they are parties to such document;
1.2.3	Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Closing Notice and any other relevant Transfer Documents duly executed by the Purchaser and each other member of the Purchaser’s Group to the extent that they are parties to such document (together with all such evidence and documents to be delivered or made available by the Purchaser or any member of the Purchaser’s Group pursuant to any such document);

1.2.4	evidence that the Purchaser and any other member of the Purchaser’s Group are authorised to execute this Agreement, each other Transaction Document, each Schlumberger Master Services Agreement, the Transitional Services Agreement, the Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Closing Notice and any other relevant Transfer Documents (including, where relevant, any notarial deeds referred to in Part 1 of this Schedule 5) to the extent that they are parties to such document; and

1.2.5	evidence of the incorporation/organisation/registration, by one or more members of the Purchaser’s Group, of the company proposed to be formed in Venezuela as part of the Transfer Transactions for the purpose of transferring the relevant parts of the Group in Venezuela.
2	Further Obligations in addition to Transfer

2.1	General obligations

The Seller shall deliver or make available to the Purchaser the following, insofar as they relate to each Group Company listed in the Closing Notice:
2.1.1	the written resignations in the form customarily used in the relevant jurisdiction (and legalised by a notary where required) of each of the directors of that Group Company, to the extent such directors are not Closing Employees, to take effect from Closing;

2.1.2	evidence that all persons holding share(s) in that Group Company under a nominee-type arrangement or any arrangement having a similar effect have transferred such share(s) to such other persons as the Purchaser may specify, to take effect from Closing;

2.1.3	if practicable, the Seller having used reasonable endeavours to obtain the same, the written resignations of the auditors of the Group Company to take effect on Closing, with acknowledgements signed by each of them to the effect that they have no claim against that Group Company or otherwise complying with any relevant law or regulation, such resignations and acknowledgements in the form customarily used in the relevant jurisdiction;

2.1.4	any releases which the parties have obtained under Clause 9.1 (i.e. guarantees);

2.1.5	where the said information is not in the possession of the Group Company, the corporate books and records, duly written up-to-date, including the shareholders’ register and share certificates in respect of that Group Company, and all other books and records, all to the extent required to be kept by that Group Company under the law of its jurisdiction of incorporation (or a certificate from the Seller to the Purchaser to confirm the location of such books and records); and
2.1.6	evidence reasonably satisfactory to the Purchaser of the revocation of existing authorities given by that Group Company to banks (in respect of the operation of its bank accounts) and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts.
2.2	Specific Obligations
2.2.1	Where the Closing Notice lists any of the Cayman Newco, Omnes Communications Nigeria Limited or the Group Business in Nigeria, the Seller shall deliver or make available to the Purchaser evidence that the Nigeria Reorganisation has occurred or is conditional only on the Subsequent Transfer taking place.

2.2.2	Where the Closing Notice lists Schlumberger Information Technology Services Norge AS, the Seller shall deliver or make available to the Purchaser evidence that the Norway Reorganisation has occurred or is conditional only on Closing.

Schedule 5
Part 2
Subsequent Transfer Obligations (Clause 7.7)
1	General Obligations

1.1	The Seller’s Obligations

On each Subsequent Closing, the Seller shall deliver or make available to the Purchaser:
1.1.1	Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Subsequent Transfer Notice and any other relevant Transfer Documents duly executed by the Seller and each other member of the Seller’s Group to the extent that they are parties to such document (together with all such evidence and documents to be delivered or made available by the Seller or any member of the Seller’s Group pursuant to any such document);

1.1.2	the transfer of any Shares listed in the Closing Notice duly executed outside the UK by the registered holder in favour of the relevant transferee, accompanied by the relevant share certificate(s) or an express indemnity in a form satisfactory to the Purchaser in the case of any certificate found to be missing; and

1.1.3	evidence that the Seller and each other member of the Seller’s Group are authorised to execute the relevant Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Closing Notice and any other relevant Transfer Documents (including, where relevant, any notarial deeds referred to in this Part 2 of Schedule 5) to the extent that they are parties to such document.
1.2	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller:
1.2.1	Share Transfer Agreements, Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Subsequent Transfer Notice and any other relevant Transfer Documents duly executed by the Purchaser and each other member of the Purchaser’s Group to the extent that they are parties to such document (together with all such evidence and documents to be delivered or made available by the Purchaser or any member of the Purchaser’s Group pursuant to any such document); and

1.2.2	evidence that the Purchaser and any other member of the Purchaser’s Group are authorised to execute the relevant Share Transfer Agreements and/or the Business Transfer Agreements and Acknowledgement Letters in respect of the Shares and/or each Group Business listed in the Subsequent Transfer Notice and any other relevant Transfer Documents (including, where relevant, any notarial deeds referred to in Part 2 of this Schedule 5) to the extent that they are parties to such document.

2	Further Obligations in addition to Transfer

2.1	General obligations

The Seller shall deliver or make available to the Purchaser the following, insofar as they relate to each Group Company listed in the Subsequent Transfer Notice:
2.1.1	the written resignations in the form customarily used in the relevant jurisdiction (and legalised by a notary where required) of each of the directors of the Group Company, to the extent such directors are not Closing Employees, to take effect from Subsequent Transfer;

2.1.2	evidence that all persons holding share(s) in the Group Company under a nominee-type arrangement or any arrangement having a similar effect have transferred such share(s) to such other persons as the Purchaser may specify, to take effect from Subsequent Transfer;

2.1.3	if practicable, the Seller having used reasonable endeavours to obtain the same, the written resignations of the auditors of the Group Company to take effect on Subsequent Transfer, with acknowledgements signed by each of them to the effect that they have no claim against as the Group Company or otherwise complying with any relevant law or regulation, such resignations and acknowledgements in the form customarily used in the relevant jurisdiction;

2.1.4	any releases which the parties have obtained under Clause 9.1 (i.e. guarantees);

2.1.5	where the said information is not in the possession of as the Group Company, the corporate books and records, duly written up-to-date, including the shareholders’ register and share certificates in respect of as the Group Company, and all other books and records, all to the extent required to be kept by the Group Company under the law of its jurisdiction of incorporation (or a certificate from the Seller to the Purchaser to confirm the location of such books and records); and

2.1.6	evidence reasonably satisfactory to the Purchaser of the revocation of existing authorities given by as the Group Company to banks (in respect of the operation of its bank accounts) and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts.
2.2	Specific Obligations
2.2.1	Where the Subsequent Transfer Notice lists any of the Cayman Newco, Omnes Communications Nigeria Limited or the Group Business in Nigeria, the Seller shall deliver or make available to the Purchaser evidence that the Nigeria Reorganisation has occurred or is conditional only on Closing.

2.2.2	Where the Subsequent Transfer Notice lists Schlumberger Information Technology Services Norge AS, the Seller shall deliver or make available to the Purchaser evidence that the Norway Reorganisation has occurred or is conditional only on Closing.

Schedule 6
Closing Statement
(Clause 8)
1	Form and Content of Closing Statement

1.1	The Closing Statement shall set out Working Capital, Group Companies’ Cash Balances, Third Party Indebtedness, Intra-Group Payables and Intra-Group Receivables in accordance with this Schedule 6.

1.2	The Closing Statement shall be drawn up in the form set out in the Annex to Schedule 6.

1.3	The Group Companies’ Cash Balances, Third Party Indebtedness, Intra-Group Payables and Intra-Group Receivables shall not be taken into account in calculating the Working Capital.

1.4	Where there is to be a repayment of Intra-Group Payables and Intra-Group Receivables pursuant to Clause 8.4, the Closing Statement shall, to the extent practicable, include a breakdown for Intra-Group Payables and Intra-Group Receivables and shall, to the extent practicable, specify the relevant debtor and creditor for each Intra-Group Payable and Intra-Group Receivable.

2	Accounting Policies

2.1	The Closing Statement shall be drawn up in accordance with:
2.1.1	the accounting principles, policies, procedures, categorisations, definitions, methods, practices and techniques set out in paragraphs 2.2 to 2.10 below;

2.1.2	to the extent not inconsistent with paragraph 2.1.1 above, the same accounting principles, policies, procedures, methods, practices and techniques adopted in the Adjusted Management Accounts Statements of Assets and Liabilities (the “Consistent Policies”) to the extent that the Consistent Policies (and the amounts resulting from their application) are in accordance with US GAAP, provided that for the purposes of this paragraph 2.1.2 it is understood that the policies applied in respect to the line items called, Supplier-Accounts Payable, Customer Receivables-SLIT/WG and Customer Receivables-Bundled Contracts shall be governed by paragraph 2.1.3; and

2.1.3	to the extent not otherwise addressed in paragraphs 2.1.1 and 2.1.2 above, US GAAP as at the Closing Date.
2.2	The Closing Statement shall be drawn up as at 23:59 hours in the relevant locations on the Closing Date. No account shall be taken of events taking place after 23:59 hours (local time) on the Closing Date and regard shall only be had to information available to the parties to this Agreement up to the date of delivery of the Purchaser’s Disagreement Notice in accordance with paragraph 3.3 below.

2.3	The Closing Statement shall be expressed in US dollars. Amounts in other currencies shall be translated into US dollars in accordance with Clause 1.10.

2.4	No account shall be taken in the Closing Statement or the calculation of Working Capital, Group Companies’ Cash Balances, Third Party Indebtedness, Intra-Group Payables or Intra-Group Receivables of deferred income tax assets or liabilities.

2.5	The Closing Statement shall be prepared on the basis that the Business is a going concern and shall exclude the effect of change of control or ownership of the Group.

2.6	The Closing Statement shall exclude the effect of any acts or omissions of the Purchaser after Closing.

2.7	For the purposes of calculating Corporate Income Tax in the Closing Statement, the Closing Date shall be treated as the end of a Tax accounting period.

2.8	No account shall be taken in the Closing Statement or in the calculation of Corporate Income Tax, Indebtedness or Working Capital of any undischarged liability in respect of the Norway Degrouping Charge.

2.9	Full provision will be included in the calculation of the Indebtedness of the capital gains arising to Omnes Communications Nigeria Limited on the sale of property pursuant to the Nigeria Reorganisation.

2.10	The Closing Statement shall be prepared so as to include no provision or accrual or other liability created for any amount that might be recovered under a claim made under a Seller’s Group Insurance Policy within 120 days subsequent to the Closing Date.

2.11	No liability shall be included twice in the Closing Statement.

3	Preparation

3.1	No later than 60 days following Closing the Seller shall deliver to the Purchaser the Draft Closing Statement.

3.2	In order to enable the Seller to prepare and agree the Draft Closing Statement, the Purchaser shall, or shall procure that the relevant members of the Purchaser’s Group shall, keep up-to-date and, subject to reasonable notice, make available to the Seller’s representatives and to the Seller’s accountants, all books and records relating to the Group during normal office hours and co-operate with them with regard to the preparation and agreement of the Draft Closing Statement. The Purchaser agrees, in so far as it is reasonable to do so, to make available the services of the employees of the Group to assist the Seller in the performance of its duties under this Agreement.

3.3	If the Purchaser does not within 60 days of presentation to it of the Draft Closing Statement give notice to the Seller that it disagrees with the Draft Closing Statement or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, in the Purchaser’s opinion should be made to the Draft Closing Statement (the “Purchaser’s Disagreement Notice”), the Draft Closing Statement shall be final and binding on the parties for all purposes. If the Purchaser gives a valid Purchaser’s Disagreement Notice within such 60 days, the Purchaser shall, or shall procure that the relevant members of the Purchaser’s Group shall, keep up to date and, subject to reasonable notice, make available to the Seller’s representatives and the Seller’s accountants, all books and records relating to the relevant part of the Group during normal office hours during the period from the date of the Purchaser’s Disagreement Notice until the date on which such disagreement is resolved (the “Disagreement Notice Period”), and subject to any confidentiality obligations or any legal privilege, or except as required by law, the Seller will make available to the Purchaser’s representatives and the Purchaser’s accountants during the Disagreement Notice Period, all relevant personnel and information as the Purchaser may reasonably request in order to enable it to review the Draft Closing Statement provided that this does not unreasonably interfere with the operation of the business of the Seller’s Group. The Seller and the Purchaser shall attempt in good faith to reach agreement in respect of the Draft Closing Statement and, if they are unable to do so within 30 days of such notification, the Seller or the Purchaser may by notice to the other require that the Draft Closing Statement, or such items thereof in respect of which disagreement exists, be referred to the Reporting Accountants. Upon such referral, all matters contained in the Draft Closing Statement other than those items which are the subject of the referral or which are affected thereby shall become final and binding on the parties.
3.4	The Reporting Accountants shall be engaged jointly by the Seller and the Purchaser on the terms set out in this paragraph 3 and otherwise on such terms as shall be agreed; provided that neither the Seller nor the Purchaser shall unreasonably (having regard, inter alia, to the provisions of this paragraph 3) refuse its agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within 45 days of their identity having been determined (or such longer period as the Seller and the Purchaser may agree) then, unless the Seller or the Purchaser is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected by the Seller and the Purchaser within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application by either of them to the President of the Institute of Chartered Accountants of England and Wales.

3.5	Except to the extent that the Seller and the Purchaser agree otherwise, the Reporting Accountants shall determine their own procedure but:
3.5.1	apart from procedural matters and as otherwise set out in this Agreement shall determine only:
(i)	whether the items in dispute should be settled in favour of the Purchaser or Seller in whole or in part; and

(ii)	what alterations should be made to the Draft Closing Statement in order to correct the relevant inaccuracy in it;
3.5.2	shall apply the accounting principles, policies, procedures, practices and estimation techniques set out in paragraph 2 above;

3.5.3	shall make their determination pursuant to paragraph 3.5.1 above as soon as is reasonably practicable;

3.5.4	the procedure of the Reporting Accountants shall:
(i)	give the Seller and Purchaser a reasonable opportunity to make written representations to them;

(ii)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and

(iii)	for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

3.6	The Reporting Accountants shall send the Seller and the Purchaser a copy of their determination pursuant to paragraph 3.5.1 above within three months of their appointment. Such determination shall:
3.6.1	be made in writing; and

3.6.2	unless otherwise agreed by the Seller and the Purchaser include reasons for each relevant determination.
3.7	The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on the Seller and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, their determination shall be deemed to be incorporated into the Draft Closing Statement.

3.8	The expenses (including any irrecoverable VAT thereon) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination under paragraph 3.5.1(i) above or, failing such direction, equally between the Purchaser, on the one hand, and the Seller, on the other.

3.9	The Seller and the Purchaser shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, the Purchaser and the Seller shall, and shall procure that the relevant members of the Purchaser’s Group and the Seller’s Group, as the case may be, shall, keep up-to-date and, subject to reasonable notice, make available to the Seller’s or the Purchaser’s representatives, as the case may be, the Seller’s or the Purchaser’s accountants, as the case may be, and the Reporting Accountants, all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

3.10	Nothing in this Schedule 6 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege or which has been prepared by the other party or its accountants or other professional advisers with a view to assessing the merits of any claim or argument, provided that a party shall not be entitled to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

3.11	Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this Schedule 6 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Closing Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

Schedule 7
Seller’s Warranties (Clause 10.1)
In this Schedule 7, “Relevant Time” means Closing or the time of a Subsequent Transfer, as applicable.
1	Corporate Information

1.1	The Shares and the Group Companies
1.1.1	The relevant member of the Seller’s Group:
(i)	is, or will be immediately prior to the Relevant Time, the sole legal and beneficial owner of the Shares;

(ii)	has, or will have immediately prior to the Relevant Time, the right to exercise all voting and other rights over the Shares; and

(iii)	has, or will have immediately prior to the Relevant Time, the right to transfer legal and beneficial title to the Shares.
1.1.2	The Shares comprise, or will comprise immediately prior to the Relevant Time, the whole of the issued and allotted share capital of the relevant Group Company, have or will have been properly and validly issued and allotted and are or will be each fully paid.

1.1.3	No person has the right, nor will have the right immediately prior to the Relevant Time (whether exercisable now or in the future and whether contingent or not) to call for the allotment, issue, conversion, registration, sale or transfer, amortisation or repayment of any share or loan capital in any Group Company.

1.1.4	There are no Encumbrances, and will be no Encumbrance immediately prior to the Relevant Time, on the shares in any Group Company.

1.1.5	All consents for the transfer of the Shares have been obtained or will be obtained by Closing.

1.1.6	The Shares have not been and are not listed, nor will be listed immediately prior to the Relevant Time, on any stock exchange or regulated market.

1.1.7	No Group Company has, or will have immediately prior to the Relevant Time:
(i)	any interest in, or entered into any agreement to acquire, any share capital or other security referred to in paragraph 1.1.3 above of any other company (wherever incorporated); or

(ii)	has any branch, division, establishment or operations outside the jurisdiction in which it is, or will be, incorporated.
1.1.8	The particulars contained in Schedule 1 are, or will be immediately prior to the Relevant Time, true and accurate in all respects.

1.1.9	Other than as specified in Schedule 1, no Group Company has any interest in any other body corporate, partnership, unincorporated association or corporate undertaking.

1.1.10	Cayman NewCo will not have conducted any business prior to the Relevant Time and will, at the Relevant Time, have no assets, liabilities or obligations of any nature other than those incidental to its formation (or the formation of any subsidiaries for the purposes of the Transaction) and pursuant to this Agreement and the Nigeria Reorganisation.
1.2	Constitutional documents, corporate registers and minute books
1.2.1	The constitutional documents of the Group Companies in the Data Room are true and accurate copies of the constitutional documents of the relevant Group Companies and there are not any subsisting breaches by any Group Company of its constitutional documents which would have a material adverse effect on the Business.

1.2.2	The registers and minute books required to be maintained by each Group Company under the law of the jurisdiction of its incorporation are up-to-date in all material respects.

1.2.3	All registers and books referred to in paragraph 1.2.2 above are, or will be immediately prior to the Relevant Time, in the possession (or under the control) of the relevant Group Company.
2	Accounts

2.1	The Management Accounts Profit and Loss Statements
(i)	have been prepared from the books of account and ledgers of the Seller’s Group insofar as they relate to the Business and have not been audited; and

(ii)	are based upon matters known at the time such statements were drawn up and have been prepared with due professional care in accordance with US GAAP consistently applied, provided that the Management Accounts Profit and Loss Statement in respect of the 9 month period ended on the Management Accounts Date is derived from underlying books and records in respect of which cut-off and closing procedures have not been performed to the same standard as for year-end accounts and as a result income and expenses incurred over that 9 month period may not be fully reflected.
2.2	Management Accounts Statements of Assets and Liabilities
2.2.1	The Management Accounts Statements of Assets and Liabilities except in relation to the line item(s) labelled “Suppliers — Accounts Payable”, “Customer Receivables — SLIT/WG” and “Customer Receivables — Bundled Contracts”:
(i)	have been prepared from the books of account and ledgers of the Seller’s Group insofar as they relate to the Business and have not been audited;

(ii)	are based upon matters known at the time such statements were drawn up and have been prepared with due and professional care and in accordance with US GAAP consistently applied,

provided that the Management Accounts Statement of Assets and Liabilities as at the Management Accounts Date is derived from underlying books and records in respect of which cut-off and closing procedures have not been performed to the same standard as for year-end accounts.
2.3	Adjusted Management Accounts Profit and Loss Statements
2.3.1	The Adjusted Management Accounts Profit and Loss Statements contain adjustments that reflect: (i) amounts that would be receivable in respect of services in the relevant period if such services had been provided under a Schlumberger Master Services Agreement as revenue and not as negative costs, (ii) the removal of discontinued operations which will not form part of the Business, (iii) the exclusion of all recharges and allocations payable in respect of the Business to any member of the Seller’s Group other than the Group Companies and (iv) an estimate in relation to the back-office, payroll, training and other general and administrative costs that might have been incurred in respect of the Business if it had been operating on a stand-alone basis during the relevant period, (adjustments (i), (ii) and (iii) and (iv), the “Management Accounts Profit and Loss Adjustments”).

2.3.2	Subject to paragraph 2.3.3 below, the Adjusted Management Accounts Profit and Loss Statements represent a view that does not materially misstate the profits and losses of the Business in the relevant period.

2.3.3	The adjustment set out in paragraph 2.3.1(iv) represents an estimate of potential adjustments intended to show the operations of the Business on a stand-alone basis provided that nothing in this paragraph 2.3.3 shall be construed as meaning that this estimate of stand-alone costs represents or gives any view as to the actual costs that may be incurred by members of the Purchaser’s Group operating the Business post-Closing.
2.4	Adjusted Management Accounts Statement of Assets and Liabilities
2.4.1	The Adjusted Management Accounts Statements of Assets and Liabilities contain adjustments that reflect: (i) the removal of historical goodwill and intangible assets, (ii) the removal of certain balances unrelated to the Business and/or any Excluded Assets and Excluded Liabilities and (iii) the inclusion of estimated trade accounts payable (adjustments (i), (ii) and (iii), the “Management Accounts Statements of Assets and Liabilities Adjustments”).

2.4.2	Subject to paragraph 2.4.3 below, the Adjusted Management Accounts Statements of Assets and Liabilities represent a view that does not materially misstate the financial position of the Business as at the relevant date, taking into account the fact that accounts payable were not historically managed or identified separately for the Business and provided that: (i) nothing in this paragraph 2.4.2 shall be construed as meaning that this estimate shall reflect the actual future level of accounts payable incurred by members of the Purchaser’s Group; and (ii) the estimated trade accounts payable may not reflect the actual level of accounts payable of the Business as at the date on which the relevant Management Account Statement of Assets and Liabilities was drawn up.

2.4.3	The adjustment set out in paragraph 2.4.1(iii) represents the Seller’s reasonable estimate of the trade accounts payable in respect of the Business as at the date on which the relevant Management Account Statement of Assets and Liabilities was drawn up.
2.5	Undisclosed Liabilities
The Business does not have material financial liabilities that would be required to be accrued or recognised on a balance sheet prepared in accordance with US GAAP, except (1) liabilities reflected in the Adjusted Management Accounts Statements of Assets and Liabilities, (2) liabilities incurred in the ordinary course of the Business since the date of the most recent Management Accounts Statement of Assets and Liabilities, and (3) Excluded Liabilities.
2.6	Internal Controls
As of 31 December 2009, an audit of Schlumberger Limited and its subsidiaries’ internal control over financial reporting was performed, based upon the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. While this audit was not conducted specifically for the Business or based on materiality as it pertains to the Business, the audit did not identify any material weaknesses or significant deficiencies in the internal controls over financial reporting that were directly related to the Business.
3	Financial Obligations

3.1	Financial facilities
3.1.1	Complete details of all overdraft, loan and other financial facilities (including derivatives and hedging arrangements) available to the Group Companies at Closing (save in respect of any intra-group overdraft, loan or other financial facilities) are set out in the Disclosure Letter (including the amounts outstanding under them and all debentures, charges, guarantees and indemnities given to secure them).

3.1.2	At Closing, no Group Company will be party to any overdraft, loan or other financial facilities (including derivatives and hedging arrangements) (save in respect of any intra-group overdraft, loan or other financial facilities) that would not be required to be shown or reflected in the Management Accounts.
3.2	Guarantees
At Closing, there will be no outstanding guarantee, indemnity, suretyship or security given:
3.2.1	by any Group Company; or

3.2.2	for the benefit of any Group Company.
4	Assets

4.1	The Properties
4.1.1	A complete list of the real properties owned, occupied, leased or otherwise used exclusively by the Business is set out in Schedule 2.

4.1.2	The details relating to the Properties as set out in Schedule 2 are true and accurate in all material respects.

4.1.3	The relevant member of the Seller’s Group named in column (1) of Part 1 and Part 2 of Schedule 2 is in sole possession of each Property and, so far as the Seller is aware, no person is otherwise entitled to, occupation or use of such Property.

4.1.4	So far as the Seller is aware, each Property has the benefit of such rights as are necessary for the existing use of the Property.

4.1.5	So far as the Seller is aware, there is no outstanding formal written notice or formal written dispute as to the ownership or leasehold interest, as applicable, occupation or use of any Property which would, if implemented or enforced, have a material adverse effect on the conduct of the Business as carried out at the relevant Property at present.

4.1.6	So far as the Seller is aware, no member of the Seller’s Group has received any outstanding formal written notice or formal written dispute as to any contravention of the relevant planning legislation or regulations or any alleged breach of planning legislation or regulations in relation to each Property which would, if implemented or enforced, have a material adverse effect on the conduct of the Business as carried out at the relevant Property at present.
4.2	Leases
In relation to any Property occupied under a lease the details of which are set out in Part 2 of Schedule 2, so far as the Seller is aware, there is no subsisting formal written notice alleging a material breach or non-observance of any covenant, condition or agreement contained in any of the Lease Agreements under which, in relation to the Business only, any Group Company or other member of the Seller’s Group occupies the Property, on the part of the relevant landlord or such member of the Seller’s Group, which would have a material adverse effect on the conduct of the Business as carried out at the relevant Property at present.
4.3	Ownership of Teleports and Business VSATs
4.3.1	The Teleports and the Business VSATs:
(i)	are legally and beneficially owned by the relevant member of the Seller’s Group; and

(ii)	are free from Encumbrances.
4.3.2	The Teleports are, where capable of possession, in the possession or under the control of the relevant member of the Seller’s Group.
4.4	Repair of the Teleports

The Teleports are in satisfactory working order having regard to their age and use.

4.5	Sufficiency of assets

The Business Assets and Liabilities and the rights and services (including the Potential Transitional Services, if any) to which the Group Companies or any other member of the Purchaser’s Group are or will be entitled (i) assuming that the Steps Plan has been implemented in full, (ii) assuming that the Transitional Services Agreement and the Schlumberger Master Services Agreements have become unconditional, comprise in aggregate the properties, rights and assets necessary for the carrying on of the Business substantially in the manner in which it is presently conducted.

5	Intellectual Property and Information Technology

5.1	Intellectual Property
5.1.1	So far as the Seller is aware, the Material IP is owned, or shall be owned immediately prior to the Relevant Time, by the relevant member of the Seller’s Group or is used with the lawful consent of the owner.

5.1.2	So far as the Seller is aware, Part 1 of Schedule 3 lists details of any trade mark or patent applications and registrations which are owned by a member of the Seller’s Group (excluding the Group Companies) and used exclusively in connection with the Business and all renewal fees which are due and steps which are required for their maintenance and protection have been paid and taken.

5.1.3	No Group Company or any other member of the Seller’s Group, has received, in the past 12 months, any formal written notice, which is outstanding, alleging that the Business, or any part thereof, infringes the Intellectual Property of any third party.

5.1.4	No member of the Seller’s Group has granted any licence over any Material IP to a third party, and no Material IP is used by any member of the Seller’s Group, in relation to the Business, under licence from a third party.

5.1.5	The relevant member of the Seller’s Group own and possess, free and clear of Encumbrances, all right, title and interest in and to, or have a valid and enforceable right to use all Material IP.
5.2	Information technology
5.2.1	So far as the Seller is aware, each element of the Material IT is, or will be immediately prior to the Relevant Time, either:
(i)	owned by, or

(ii)	used under an agreement with the relevant provider and,
a Group Company or member of the Seller’s Group.

5.2.2	In the past 12 months, there have been no breakdowns of or interruptions to any Material IT, which have had or continue to have a material adverse effect on the Business.

5.2.3	The relevant members of the Seller’s Group have in place procedures aimed at preventing unauthorised access to, or the introduction of viruses into, the Material IT where such access or introduction would have a material adverse effect on the Business.
5.3	Data protection
So far as the Seller is aware, no Group Company nor any other member of the Seller’s Group, in relation to the Business, in the last 12 months, has failed, in any material respect, to comply with the requirements of any applicable legislation concerning rights in respect of privacy and personal data.

6	Contracts

6.1	Contracts
6.1.1	No Group Company or any other member of the Seller’s Group is a party to or subject to any written contract or arrangement, in relation to the Business, which is material to the Business and which:
(i)	is not in the ordinary course of business;

(ii)	is not on an arm’s length basis;

(iii)	restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit where such restriction(s) would have a material adverse effect on the Business as a whole or any material part thereof;

(iv)	contains a change of control provision pursuant to which such contract could be terminated or materially affected as a result of Closing; or

(v)	involves the supply of goods and services, the aggregate sales value of which (exclusive of VAT) will be more than seven per cent of turnover of the Business (exclusive of VAT) for the preceding financial year.
6.1.2	A copy of all Material Customer Contracts, redacted to remove references to customer identity and pricing information, have been supplied to the Purchaser and are contained in the Data Room.

6.1.3	No Group Company or any other member of the Seller’s Group has received written notice from any party to any Space Segment Contract, any SPINE Contract or any Contract that is material in the context of the Business terminating or giving formal written notice of termination of any such contract and no notice has been given by any Group Company or any member of the Seller’s Group to any counterparty to such contract terminating or giving formal written notice of termination of such contract.

6.1.4	So far as the Seller is aware, having made no investigation or enquiry, there has been no breach of a Material Contract that will have a material adverse effect on the Business. For the purpose of this paragraph 6.1.4 “so far as the Seller is aware” shall be deemed to be the actual knowledge of the persons whose names are set out in Part 1 of Schedule 9 as at the date of the Agreement.
6.2	Joint ventures etc.

No Group Company or any other member of the Seller’s Group is a member of any joint venture, consortium, partnership or other unincorporated association, in relation to the Business, (other than a recognised trade association in relation to which such member of the Seller’s Group has no Liability or obligation except for the payment of annual subscription or membership fees).

6.3	Agreements with connected parties
6.3.1	There are, in relation to the Business, no existing written contracts material to the Business between, on the one hand, any Group Company or any other member of the Seller’s Group and, on the other hand, any other member of the Seller’s Group (excluding for this purpose the Business) other than on normal commercial terms in the ordinary course of business.

6.3.2	So far as the Seller is aware, in relation to the Business, no Group Company or any other member of the Seller’s Group, is party to any contract material to the Business with any current or former employee or current or former director or officer of such member of the Seller’s Group or any person connected (as defined by applicable laws and regulations in the relevant jurisdiction) with any of such persons, or in which any such person as aforesaid is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.
7	Customers and Suppliers

No material customer of the Business has communicated in writing to any person set out in Schedule 9, in relation to a Contract, that it will reduce the volume of its business to a material extent.

8	Employees and Employee Benefits

8.1	Employees and terms of employment
8.1.1	The master spreadsheets provided in the Data Room at document reference numbers 9.1.1.1, 9.1.1.2 and 9.1.1.3:
(i)	identify the total number of the Relevant Employees; and

(ii)	contain reasonable details of the salary and other benefits, period of continuous employment, location, grade and age of each Relevant Employee.
8.1.2	Copies of the terms of the contract of employment of each Senior Employee are contained in the Data Room.

8.1.3	Specimen terms and conditions of each category of Relevant Employee are contained in the Data Room.
8.2	Termination of employment
8.2.1	No Senior Employee is currently under notice to terminate his or her employment and, so far as the Seller is aware, no Senior Employee has given formal written notice to terminate his employment.

8.2.2	There are no proposals to terminate the employment of:
(i)	any Senior Employee; or

(ii)	more than 20 Relevant Employees.
8.2.3	No claim, in relation to the Business, which remains outstanding has been made in the last 12 months against any Group Company or any other member of the Seller’s Group for:
(i)	breach of any contract of employment with any Senior Employee;

(ii)	breach of any statutory employment right in respect of any Senior Employee; or

(iii)	failure to comply with any order for the reinstatement or re-engagement of any Senior Employee.

8.3	Works councils and employee representative bodies

The Disclosure Letter lists all work councils and employee representative bodies which by law or any collective bargaining agreement have the right to be informed and/or consulted on matters which affect the Relevant Employees.

8.4	Collective bargaining agreements etc.

Other than national collective bargaining agreements or industry wide collective agreements, the union recognition agreements, collective agreements and European works council agreements listed in the Disclosure Letter are all the agreements, in relation to the Business, between any Group Company and any other member of the Seller’s Group and trade unions or representative bodies.

8.5	Industrial disputes

No Group Company or any other member of the Seller’s Group is involved, in relation to the Business, in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing employees or former employees of any such member of the Seller’s Group.

8.6	Bonus or other profit-related schemes

The rules and other documentation relating to all share incentive, share option, profit sharing, cash bonus or other cash incentive arrangements pursuant to which any Relevant Employees have outstanding entitlements together with details of all awards allocated and options granted and the total potential liability, in relation to the Business only, of any Group Company or any other member of the Seller’s Group in respect of such awards and options have been Disclosed in the Data Room.

9	Legal Compliance

9.1	Telecommunications Licences and consents
9.1.1	All Telecommunications Licences are in force and, so far as the Seller is aware, are being complied with in all material respects. No formal written notice to suspend, revoke, materially limit or materially vary any of the Telecommunications Licences has been received in the last 12 months (and is outstanding), in relation to the Business, by any Group Company or any other member of the Seller’s Group.

9.1.2	So far as the Seller is aware, there is no reason why any Telecommunications Licence will be suspended, cancelled or revoked.
9.2	Compliance with laws
9.2.1	During the three year period prior to the date of this Agreement, the Business has been and is conducted in all material respects in compliance with applicable material laws and material regulations in each jurisdiction in which the relevant part of the Business is carried on.

9.2.2	So far as the Seller is aware, there is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator or Governmental Authority outstanding, in relation to the Business, against any Group Company or any other member of the Seller’s Group which would have a material adverse effect upon the Business.

9.2.3	No written notice has been received, in relation to the Business, by any Group Company or any other member of the Seller’s Group in the past 12 months, and is outstanding, from any court, tribunal, arbitrator or Governmental Authority with respect to a violation and/or failure to comply with any such applicable material law or material regulation or requiring it to take or omit any action which in any case would have a material adverse effect on the Business.

9.2.4	The Seller’s Group has, in relation to the Business: (i) the policies contained in the Data Room at Data Room reference 22.3.5.1; and (ii) training and compliance programmes in respect of its obligations relating to Anti-Corruption Laws (together the “Programmes”), and, during the three year period prior to the date of this Agreement, the Seller’s Group has used all reasonable endeavours to ensure compliance with such Programmes in relation to the conduct of the Business.
9.3	No HSR filing

The “fair market value” of the “assets” held by the Group that are located in the United States is less than US$63,400,000 million and the Group’s “sales in or into the United States” in the Group’s last financial year was less than US$63,400,000 million, as such terms are defined and interpreted pursuant to the Statute, Rules, and Interpretations of the Hart-Scott Rodino Antitrust Improvements Act of 1976.

10	Environment

10.1	The Business, and any part of it, is being conducted in material compliance with Environmental Law.

10.2	In relation to the Business, no Group Company or any other member of the Seller’s Group has received any written notice during the past 12 months of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit relating to Environmental Law or the health and safety impact of the erection, maintenance or presence of any antenna, which is in the control of the Business, or the emission of any Hazardous Substances and Emissions therefrom, which is outstanding at the date of this Agreement and which would have a material adverse effect on the Business.

10.3	So far as the Seller is aware, complete copies of all reports, surveys and investigations of Hazardous Substances and Emissions prepared by a third party in the last three years in relation to the Properties and that are in the possession or control of a member of the Seller’s Group or any Group Company have been provided in the Data Room.

11	Litigation

11.1	Current proceedings

In relation to the Business, no Group Company or any other member of the Seller’s Group nor any person for whose acts or defaults either Group Company may be vicariously liable is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration (other than as claimant in the collection of debts arising in the ordinary course of its business), which would have a material adverse effect on the Business.

11.2	Pending proceedings

No Group Company or any other member of the Seller’s Group has received any written notice of any such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration in relation to the Business.

12	Insurance

12.1	All of the assets which comprise the Group which are required to be insured by applicable laws and regulations in each jurisdiction in which the relevant part of the Business is carried on are insured in compliance with such applicable laws and regulations.

12.2	The Data Room contains particulars of all material claims made by or on behalf of any Group Company or any other member of the Seller’s Group under any Group Companies’ Insurance Policy and Seller’s Group Insurance Policy which are material to the Business.

13	Products

In the past 12 months, no individual claims of more than US$100,000 have been made against, in respect of the Business, any Group Company or any other member of the Seller’s Group in relation to any products or services which have been manufactured, sold or supplied by such Group Company or member of the Seller’s Group.

14	Tax

Part 1 Share Sale Warranties

Definitions

For the purpose of this Part 1 of paragraph 14 of Schedule 7 to this Agreement:

"Nigeria 2009 Accounts” means the audited accounts of Omnes Communications Nigeria Limited for the accounting period ended 31 December 2009.

"Norway 2009 Accounts” means the audited accounts of Schlumberger Information Technology Services Norge AS for the accounting period ended 31 December 2009.

14.1	Company residence
14.1.1	Each Group Company has been resident for tax purposes in its jurisdiction of incorporation and has not been resident anywhere else at any time since its incorporation and will be so resident at Closing. For the avoidance of doubt, references to residence in this paragraph 14.1 will be construed as references to residence as determined by the local law of the jurisdiction or jurisdictions concerned and not by reference to the provisions of any relevant double taxation treaty or convention.

14.1.2	No Group Company has been treated as having a branch, agency, arrangement or permanent establishment in any jurisdiction other than its jurisdiction of incorporation.
14.2	Returns and information
14.2.1	All material registrations, returns, computations, notices and information which are or have been required to be made or given by each Group Company for any Taxation purpose have been made or given within the requisite periods and on a proper basis and are up-to-date and correct, and no Group Company has incurred any material penalty in respect of Tax.

14.2.2	All Tax due and owing by any Group Company as at 31 December 2009 (whether or not shown on a Tax Return) has been paid or, to the extent required by law or applicable accounting practice, provided for in full in the Nigeria 2009 Accounts or the Norway 2009 Accounts, as the case may be.

14.2.3	No Group Company has waived any statute of limitations in respect of Tax or voluntarily agreed to an extension of time with a Tax Authority with respect to a Tax assessment or deficiency.

14.2.4	No Group Company is party to or bound by any Tax sharing agreement, Tax indemnity obligation, group relief agreement or similar contract or practice with respect to Taxes and no Group Company has ever been a member of a Tax Consolidation (as defined for the purpose of the Tax Deeds).

14.2.5	Neither the execution of this Agreement nor Closing shall result in or give rise to any material liability for Tax for any Group Company.
14.3	Special regimes/elections/rulings
14.3.1	There are set out in the Disclosure Letter details of any agreement, arrangement or election between any Group Company and any Tax Authority (and of any ruling, advice or memorandum from any Tax Authority) pursuant to which the relevant Tax Authority has granted authorisation or consent for (or acknowledgement of) any Tax treatment or position taken by any Group Company.

14.3.2	No Group Company has made any election to change its method of accounting pursuant to which it would be required to make any adjustments to taxable income for periods beginning after the Closing Date.
14.4	Information
14.4.1	Each Group Company is in possession or has access to sufficient information to enable it and/or its officers, employees or representatives to capture its liability to Taxation insofar as it depends on any Tax Transaction occurring on or before Closing.

14.4.2	Each Group Company has prepared, kept and preserved such records in relation to Tax as are required by law.
14.5	VAT
14.5.1	All proper records have been kept and all proper returns have been made as requested by law for the purpose of VAT in relation to the Business.

14.5.2	No Group Company is liable to be registered in respect of any VAT in any jurisdiction in which it is not already so registered.
14.6	Liens

There are no liens over any of the assets of the Group Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

14.7	Consents/clearances

So far as the Seller is aware no action has been taken by any Group Company in respect of which any consent or clearance from a Tax Authority was required by law or was obtained, save in circumstances where such consent or clearance was validly obtained and where any material conditions attaching thereto were and will at Closing continue to be met.

14.8	Investigations
14.8.1	There is no material action, enquiry, investigation or audit current, completed within the last 12 months, or, so far as the Seller is aware, currently proposed, threatened or pending against, or with respect to, any Group Company in respect of Tax.

14.8.2	So far as the Seller is aware, there is no material transaction in respect of which the profits or allowable deductions of any Group Company stand to be adjusted for Tax purposes under applicable transfer pricing legislation.
14.9	Pre-Signing

Since 31 December 2009, no Group Company has incurred any liability for Taxes arising from extraordinary gains or losses or any other liabilities outside the ordinary course of business consistent with past custom and practice.

14.10	Norway Reorganisation and Nigeria Reorganisation
14.10.1	The Norway Reorganisation and the Nigeria Reorganisation shall not give rise to an aggregate liability to Tax for the Group Companies in excess of US$500,000.
14.11	US Taxes

No Group Company has made any election pursuant to U.S. Treasury Regulations Section 301,7701-3 to change its classification for U.S. federal tax purposes.

Part 2 Asset Purchase Warranties

Definitions

For the purpose of this Part 2 to paragraph 14 of Schedule 7 of this Agreement:

"Sale Assets” means the assets of the Group Businesses.

"UK Properties” means the Properties situated in the UK.

"UK Sale Assets” means the assets of the UK Business.

"US Assets” means the assets of the Group Business carried on in the US.

14.12	Location

No written claim has been made by a Tax Authority in any jurisdiction where Transferors do not file, or, so far as the Seller is aware, are not required to file, Tax returns that Transferors are or may be subject to taxation by such jurisdiction with respect to the Sale Assets or the conduct or operation of the Business.

14.13	Compliance

Each Transferor, in relation to the Business concerning VAT and employment, payroll and social security Taxes and contributions, has maintained and preserved sufficient records as required by law to allow each Transferee to comply with its legal obligation in respect of such Taxes arising in the Business.

14.14	Investigations

There is no material action, enquiry, investigation or audit current, completed within the last 12 months, or, so far as the Seller is aware, currently proposed, threatened or pending against, or with respect to, any Transferor in respect of Tax concerning any matter likely to affect the Business or any of the Sale Assets following Closing.

14.15	VAT
14.15.1	The UK Transferor is registered for VAT and is a taxable person for the purposes of the UK Value Added Tax Act 1994.

14.15.2	None of the UK Sale Assets is a capital item, the input tax on which could be subject to adjustment in accordance with the provisions of Part XV of the UK Value Added Tax Regulations 1995.

14.15.3	A member of the Seller’s Group has elected to waive exemption for VAT purposes in respect of each of the UK Properties and such elections will be in force and binding on the UK Transferor as at Closing.

14.15.4	Each Transferor is registered for VAT in the jurisdiction or jurisdictions in which it owns Assets (other than Material IP and Material IT) as identified in the relevant country annex to the Steps Plan in which the Group Business of that Transferor is set out. For the purposes of this paragraph 14.15.4, “Assets” means the assets identified under the headings “Assets” and/or “Properties” in the relevant country annex to the Steps Plan in which the Group Business of that Transferor is set out.
14.16	Liens

There are no liens over any of the Sale Assets that arose in connection with any failure (or alleged failure) to pay any Tax.
14.17	Stamp Duty and SDLT
14.17.1	All documents necessary to establish or register title of the relevant Transferor to any material Sale Asset and which relate to the Business have been duly stamped, and/or any material stamp duty, stamp duty reserve tax, stamp duty land tax or similar Transfer Tax (including interest and penalties) required to be paid in respect of such Sale Assets has been paid provided that no warranty, representation or undertaking is made in respect of any such document or taxes which may arise in respect of the transfer of the Sale Assets to the relevant Transferee pursuant to this Agreement .

14.17.2	Paragraph 11 of Schedule 17A of the UK Finance Act 2003 (assignment of lease treated as grant of lease) does not apply to the assignment of the UK lease.
14.18	US Assets

No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfers of the US Assets contemplated by this Agreement because none of the Asset Sellers of the US Assets is a “foreign person” within the meaning of that section or the Treasury Regulations thereunder.

14.19	Telecommunications Services, Telecommunications and Information Services

The summaries of telecommunications services, telecommunications and information services (interstate, international and rest-of-world), based on end-user payments remitted to members of the Seller’s Group for such services, submitted to the Purchaser prior to the date of this Agreement have been compiled in good faith.

15	Important business issues since the Management Accounts Date

Since the Management Accounts Date:

15.1	the Business, and any part of it, has been carried on as a going concern in the ordinary course consistent with past practice;

15.2	no Group Company has allotted or issued or agreed to allot or issue any share capital or any other security giving rise to a right over its capital;

15.3	no Group Company has redeemed or purchased or agreed to redeem or purchase any of its share capital;

15.4	no Group Company has declared, made or paid any dividend or other non-cash distribution in the nature of dividend, other than in a transaction with another Group Company; and

15.5	no Tax accounting period of a Group Company has ended; and

15.6	there has been no material adverse change in the financial or trading position of the Business.

16	Authority and capacity

For the purposes of this paragraph 16, references to the Seller’s Group will include the Group, as applicable.

16.1	The Seller and each Group Company is validly existing and is a company duly incorporated, organised and/or registered, as applicable, under the law of its jurisdiction of incorporation, organisation or registration.

16.2	The Seller and any other member of the Seller’s Group, as applicable, has, as at the relevant date of signing, the legal right and full power and authority to enter into and perform each Schlumberger Master Services Agreement, the Transitional Services Agreement and any Transaction Document or Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with each Schlumberger Master Services Agreement, the Transitional Services Agreement and any Transaction Document or Transfer Document.

16.3	The documents referred to in paragraph 16.2 above will, when executed, constitute valid and binding obligations on the Seller and any other member of the Seller’s Group, as applicable, in accordance with their respective terms.

16.4	The Seller and any other member of the Seller’s Group, as applicable, has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document or and any Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document and any Transfer Document.

16.5	Entry into and performance by each of the Seller or any other member of the Seller’s Group, as applicable, of each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document and any Transfer Document to which it is a party or the Transaction will not:
16.5.1	cause any such company to breach any provision of its memorandum or articles of association, by-laws or other constitutional documents; or

16.5.2	(subject to fulfilment of any conditions set out in Clause 4 which are specified as conditions to be fulfilled by the Seller or any other member of the Seller’s Group, as applicable) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Authority, where (in any case) the breach would materially and adversely impair its ability to enter into and perform its obligations under each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document or any Transfer Document.

17	Solvency etc.

17.1	Neither the Seller nor any Group Company is insolvent under the laws of its jurisdiction of incorporation, organisation and/or registration, as applicable, or unable to pay its debts as they fall due.

17.2	No member of the Seller’s Group has received written notice of, and there are no proceedings in relation to, any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency filings or proceedings concerning the Seller or any Group Company.

17.3	No event has occurred to give the right to any person to enforce any security over any assets of the Seller or any Group Company and, so far as the Seller is aware, no steps have been taken to enforce any such security or to enforce any debt or other sum owed by any Group Company.

17.4	No Group Company has received any written notice that an order has been made, petition presented or meeting convened for the winding up of any Group Company for the appointment of a liquidator (provisional or otherwise) which has not been discharged and, so far as the Seller is aware, no such notice is threatened.

17.5	No Group Company has made any filing, application or other proceedings for administration, creditors’ voluntary arrangement or similar relief by which the affairs, business or assets of the company concerned are managed by a person appointed for the purpose by a court, governmental agency or similar body, or by any director, secretary or creditor or by the Group Company itself nor has the Group Company received written notice that any such order or relief been granted or appointment made.

17.6	No Group Company has presented any petition or made any filing seeking any form of legal protection against enforcement by its creditors (including a petition for an administration order or a Chapter XI filing under the United States Bankruptcy Code of 1978), and no Group Company has adopted or proposed, nor intends to propose, any arrangement of any type with its creditors or any group of creditors, whether by court process or otherwise, under which such creditors shall receive or be paid less than the amounts contractually or otherwise due to them.

17.7	No Group Company has received any written notice which has not been discharged concerning the appointment of a receiver (including an administrative receiver), liquidator, trustee, administrator, manager, supervisor, nominee, custodian or any similar or analogous officer or official in the relevant jurisdiction has been appointed in respect of the whole or any part of the business or assets of any Group Company.

Schedule 8
Warranties given by the Purchaser (Clause 10.3)
1	Authority and Capacity

1.1	Incorporation

The Purchaser is validly existing and is a company duly incorporated, under the law of its jurisdiction of incorporation.

1.2	Authority to enter into agreements
1.2.1	Each of the Purchaser and any other member of the Purchaser’s Group, as applicable, has, at the relevant date of signing, the legal right and full power and authority to enter into and perform each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document and any Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with any Transaction Document.

1.2.2	The documents referred to in paragraph 1.2.1 above shall, when executed, constitute valid and binding obligations on the Purchaser and any other member of the Purchaser’s Group, as applicable, in accordance with their respective terms.

1.2.3	Entry into and performance by the Purchaser and any other member of the Purchaser’s Group, as applicable, of each Schlumberger Master Services Agreement, the Transitional Services Agreement, any Transaction Document and any Transfer Documents shall not:
(i)	cause any such company to breach any provision of its memorandum or articles of association, by-laws or other constitutional documents; or

(ii)	(subject, where applicable, to fulfilment of any conditions set out in Clause 4 which are specified as conditions to be fulfilled by the Purchaser or other member of the Purchaser’s Group, as applicable), result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Authority, where (in any case) the breach would materially and adversely impair its ability to enter into and perform its obligations under either Schlumberger Master Services Agreement, the Transitional Services Agreement any Transaction Document and any Transfer Agreement.
1.3	Authorisation

Each of the Purchaser and any other members of the Purchaser’s Group, as applicable, has taken or shall have taken by Closing all corporate action required by it to authorise it to enter into and to perform the Schlumberger Master Services Agreement, the Transitional Services Agreement and any Transaction Document to which it is a party and any other documents to be executed by it pursuant to or in connection with the Schlumberger Master Services Agreement, the Transitional Services Agreement and any Transaction Document.

2	Financing

The Purchaser has (and at Closing will have) immediately available on an unconditional basis (other than being conditional on Closing occurring) the necessary cash resources to meet its obligations under this Agreement.

3	Knowledge

None of the persons whose names are set out in Part 2 of Schedule 9 is aware of any facts, matters or circumstances which give rise to a claim against the Seller for breach of this Agreement, any Tax Deed, either Schlumberger Master Services Agreement, the Transitional Services Agreement, any other Transaction Document or, to the extent applicable, any Transfer Document.

4	Solvency etc.

4.1	The Purchaser is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

4.2	The Purchaser has not received written notice of, and there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency filings or proceedings concerning the Purchaser.

4.3	No event has occurred to give the right to any person to enforce any security over any assets of the Purchaser and, so far as the Purchaser is aware, no steps have been taken to enforce any such security or to enforce any debt or other sum owed by the Purchaser.

Schedule 10
Transfer Transactions (Clause 6)
1	General

1.1	Businesses not transferred with the Group Companies

Where any Group Company:
1.1.1	currently conducts, as part of its activities, any business that is not to be sold under this Agreement; and

1.1.2	pursuant to the Transfer Transactions, will transfer such business to a member of the Seller’s Group (excluding the Group Companies), for the purposes of this Agreement, the term “Business” shall be taken not to include such business.
1.2	Misallocated assets

Subject to Schedule 17 and save in respect of the matters dealt with in paragraphs 5.2.2 to 5.2.7 of Schedule 10,
1.2.1	if following Closing, any property, right or asset not used primarily in the Business immediately prior to Closing is found to have been transferred to the Purchaser or a Group Company or any other member of the Purchaser’s Group in error (whether directly or indirectly and including as a result of a Transfer Transaction), the Purchaser shall transfer, or procure that the relevant member of the Purchaser’s Group (including a Group Company) shall transfer, at no cost to the Purchaser or any member of the Purchaser’s Group but at the expense of the Seller, such property, right or asset (and any related Liability) as soon as practicable to the transferor or another member of the Seller’s Group as may be nominated by the Seller; and

1.2.2	if following Closing, any property, right or asset owned by a member of the Seller’s Group and used primarily in the Business immediately prior to Closing is found not to have been transferred to the Purchaser or a Group Company or any other member of the Purchaser’s Group pursuant to the Steps Plan, the Seller shall transfer or procure that the relevant member of the Seller’s Group shall transfer, at no cost to the Purchaser or any member of the Purchaser’s Group but at the expense of the Seller, such property, right or asset (and any related Assumed Liability) as soon as practicable to such member of the Purchaser’s Group as may be nominated by the Purchaser.
2	Implementation of the Transfer Transactions

2.1	Steps Plan
2.1.1	Subject to paragraph 2.1.3, prior to Closing, the Seller and the Purchaser shall co-operate and comply with the other’s reasonable requests for information and updates as to progress with a view to completing the Transfer Transactions expeditiously and in accordance with the Steps Plan.

2.1.2
(i)	Without prejudice to paragraph (ii) below, the parties acknowledge that it may be necessary to modify the Pro-forma Share Transfer Agreement and/or the Pro-forma Business Transfer Agreement in order to make an effective, valid transfer of the relevant Shares and/or Group Businesses or otherwise in order to comply with the laws and regulations of the jurisdiction in which the transfer of the relevant Shares and/or Group Businesses is taking place or to reflect the formalities of execution in its jurisdiction of incorporation by any entity which is to be a party to a relevant Share Transfer Agreement or Business Transfer Agreement, or otherwise give the Purchaser the full benefit of this Agreement, as the case may be and the parties shall modify each Pro-forma Share Transfer Agreement and Pro-forma Business Transfer Agreement accordingly.

(ii)	If the Seller, acting reasonably, deems it necessary or desirable to modify the Steps Plan in any material respect, including making any material amendment to the Transfer Transactions or any Transfer Document or the allocation of the Purchase Price, it shall notify the Purchaser of the proposed amendment and such amendment shall only come into effect if and when the Purchaser’s written consent is given (such consent not to be unreasonably withheld or delayed), provided that the parties agree that changes to the allocation of the Purchase Price may only be made in accordance with Clause 3.3.

(iii)	If and to the extent that the relevant amendment referred to in paragraph 2.1.2(ii) of Schedule 10 cannot be agreed by the Seller and Purchaser (each acting reasonably) within 14 days of the relevant notification:
(a)	Either party may give written notice to the other in respect of the failure to agree (a “Steps Plan Disagreement Notice”).

(b)	Within 10 Business Days after the date of service of a Steps Plan Disagreement Notice, the parties shall each prepare and send to each other a memorandum stating its understanding of the disagreement giving rise to the Steps Plan Disagreement Notice, its position in relation to such disagreement, its reasons for taking that position and any proposals for resolving such disagreement.

(c)	If, within 20 Business Days after the date of service of a Steps Plan Disagreement Notice, the parties have failed to resolve such disagreement, the Chief Financial Officer of each party (or, in either case, his nominee) shall be provided with copies of such memoranda and shall as soon as reasonably practicable meet to discuss such disagreement and shall cooperate in good faith with a view to resolving it.

(d)	If such disagreement is not resolved after applying the procedure set out in paragraphs (a) to (c) above, neither the Seller nor the Purchaser shall be required to execute and deliver the original document pursuant to paragraph 1 of Part 1 of Schedule 5, or as the case may be, paragraph 1 of Part 2 of Schedule 5.

(iv)	If at any time between the date of this Agreement and the earlier of (i) the final Subsequent Transfer and (ii) the Hold-back Long Stop Date, either the Seller or the Purchaser becomes aware that any part of the Business is carried on in a jurisdiction not contemplated by the Steps Plan, the parties shall amend the Steps Plan or add a new annex to the Steps Plan (as necessary) to include steps relating to such Business and in such case, unless the parties agree otherwise, the Steps Plan shall be amended to include reference to either a Business Transfer Agreement in relation to such Business or a Share Transfer Agreement in relation to any new Group Company carrying on such Business, as the case may be.
2.1.3	Each of the Seller and the Purchaser shall use all commercially reasonable endeavours to implement or procure the implementation of the Steps Plan as soon as reasonably practicable and, in any event, prior to the date falling six months after the date of this Agreement, provided that this shall not give rise to any obligation on the part of the Seller or the Purchaser: (a) to require the Seller to take any action which would be likely to have such a detrimental effect on the current or future development of the Seller’s Group or the Business that it would be unreasonable to expect the Seller to take it; or (b) to require the Seller or the Purchaser to take any action or implement any transaction in circumstances where paragraph 2.1.2 of Schedule 10 applies and where the Seller and the Purchaser are unable to agree the relevant course of action thereunder.
2.2	Pre-Closing obligations

The Seller undertakes to procure that, as soon as practicable following the date of this Agreement and in any event prior to Closing, the Purchaser receives a copy of each final draft of the Transfer Documents in respect of the Norway Reorganisation and the Nigeria Reorganisation and each Group Business and each Group Company set out in the Closing Notice.

3	Contracts

For the avoidance of doubt, any reference to the term “Contracts” in this paragraph 3 of Schedule 10 shall be deemed to include any written contracts or arrangements entered into by any Group Company or any other member of the Seller’s Group in the period between Closing and the Hold-back Long Stop Date pursuant to the arrangements provided for in Schedule 17.

3.1	Obligation to obtain Third Party Contract Consents
3.1.1	None of the Transfer Documents, this Agreement nor any other Transaction Document shall be construed as an assignment or novation or an attempted assignment or novation of any Contract which is not assignable or transferrable or able to be novated without a Third Party Contract Consent.

3.1.2	From the date of this Agreement until the Contracts Long-Stop Date, the Seller and the Purchaser shall, or shall procure that any other member of the Seller’s Group and the Purchaser’s Group, respectively, shall, cooperate with each other and:
(i)	each use reasonable endeavours to obtain all Third Party Contract Consents as soon as possible; and

(ii)	keep each other informed of progress in obtaining such Third Party Contract Consents.
3.1.3	The Seller shall, or shall procure that the relevant member of the Seller’s Group shall, deliver to the Purchaser, on Closing or, if later, as soon as possible after receipt, appropriate confirmation of any Third Party Contract Consent.

3.1.4	The Purchaser shall, or shall procure that any other relevant member of the Purchaser’s Group shall, supply to the Seller, or, at the Seller’s request, any other relevant member of the Seller’s Group, such information and references regarding the Purchaser or any other member of the Purchaser’s Group as may be reasonably requested by any relevant third party or by the Seller in connection with obtaining any Third Party Contract Consent referred to in paragraph 3.1.2 above.

3.1.5	Save as expressly permitted in paragraph 3.3, the Seller shall not, and shall procure that no member of the Seller’s Group shall, between Closing and the Contracts Long-Stop Date, without the prior written consent of the Purchaser, terminate any Contract (other than to prevent the application of an automatic renewal provision in such Contract) prior to the expiry of such Contract in accordance with its terms.
3.2	Obligations until Third Party Contract Consents are obtained/where any Third Party Contract Consents are refused

In respect of any Contract, from Closing until the earlier of the date on which the relevant Third Party Contract Consent has been obtained and the Contracts Long-Stop Date:
3.2.1	the Seller shall, or shall procure that any other relevant member of the Seller’s Group shall, hold such Contract as nominee for the relevant member of the Purchaser’s Group and shall:
(i)	provide to the relevant member of the Purchaser’s Group the benefits of the relevant Contract, including the enforcement (at the cost and for the account of the Purchaser) of all rights of the relevant member of the Seller’s Group against any other party thereto; and

(ii)	subject to being indemnified by the Purchaser against any costs and expenses incurred in relation to the holding or operation of the relevant Contract and subject to any deductions or withholdings required by law, account for and pay or deliver to the relevant member of the Purchaser’s Group all such monies and goods received under the relevant Contract (less any VAT in respect thereof to the extent that the relevant member of the Seller’s Group has to account for such VAT to a Tax Authority). For the avoidance of doubt, Clause 18.11.6 (but not Schedule 15 or Schedule 16) shall apply to such payments. So far as permissible under applicable law and the terms of the relevant contract (and any relevant consents can be obtained), the parties shall cooperate to put in place invoicing and other arrangements such that the relevant member of the Purchaser’s Group and not the relevant member of the Seller’s Group is treated as making and receiving supplies for VAT purposes under the relevant Contract.
provided that, where any such action is not permitted by applicable laws and regulations or the terms of the relevant Contract, the Seller and the Purchaser shall, or shall procure that any other relevant member of the Seller’s Group and the

Purchaser’s Group, respectively, shall, use reasonable endeavours to make such other arrangements between themselves to hold the Contract for the benefit of the relevant member of the Purchaser’s Group;
3.2.2	the Purchaser shall, and shall procure that any other relevant member of the Purchaser’s Group shall:
(i)	perform the obligations of the relevant member of the Seller’s Group (including the Group Companies) under the relevant Contract as agent or sub-contractor; and

(ii)	indemnify the relevant member of the Seller’s Group for any Losses such member of the Seller’s Group may incur in connection therewith, provided that where any such action is not permitted by applicable laws and regulations, the Seller shall, or shall procure that the relevant member of the Seller’s Group shall, (subject to being indemnified by the Purchaser for any Losses the relevant member of the Seller’s Group may incur in connection therewith) do all such things as the Purchaser may reasonably require to enable due performance of the Contract; and
3.2.3	the Seller shall, or shall procure that any other relevant member of the Seller’s Group shall, to the extent practicable:
(i)	give reasonable assistance to the Purchaser, or any other relevant member of the Purchaser’s Group, to enable such member of the Purchaser’s Group to enforce its rights in relation to the Contract;

(ii)	act with regard to the Contract in accordance with the Purchaser’s reasonable written instruction from time to time; and

(iii)	not take any action in respect of the Contract without the prior written approval of the Purchaser, any such approval or instruction not to be unreasonably withheld or delayed and subject to being indemnified by the Purchaser for any Losses the relevant member of the Seller’s Group may incur in connection therewith.
3.3	Failure to obtain any Third Party Contract Consents

If:
3.3.1	the relevant member of the Purchaser’s Group is not lawfully able to receive the benefits of any Contract in accordance with paragraph 3.2.1 above or to perform or procure the performance of any Contract in accordance with paragraph 3.2.2 above; or

3.3.2	a Third Party Contract Consent has not been obtained by the Contracts Long-Stop Date;
in either case:
(i)	the Seller shall be entitled to procure the termination or surrender of the relevant Contract to the extent permitted by its terms and the obligations of the parties under this Agreement in relation to such Contract shall cease forthwith; and

(ii)	applicable references in this Agreement or any other Transaction Document or Transfer Document (including references to the Contracts and the Business) (other than in this paragraph 3) shall be construed as excluding any such reference.
3.4	Performance of the Contracts post-Closing/once transferred

The Purchaser shall procure that with effect from Closing (or, in the case of Contracts not transferred by Closing, the time of the relevant transfer) each of the Contracts is carried out and completed by the Purchaser, the relevant Group Company or other member of the Purchaser’s Group (so far as such member of the Purchaser’s Group is lawfully able to do so) and that the obligations of the relevant member of the Seller’s Group (including, as applicable, the Group Companies) under the Contracts are assumed, carried out, performed and discharged (to the extent that the same have not been previously carried out or completed) in the ordinary course (where applicable) in a proper and workmanlike manner and in accordance with their respective terms and shall indemnify the Seller against all Losses incurred by the Seller or any member of the Seller’s Group in respect of the Contracts by reason of or in connection with the non-performance or the negligent or defective performance after Closing by the Purchaser, any Group Company or any other member of the Purchaser’s Group.

4	Telecommunications Licences

4.1	Details of steps to be taken by the relevant members of the Seller’s Group and the relevant members of the Purchaser’s Group, as applicable, in relation to the transfer of the Telecommunications Licences are set out in the Steps Plan.

4.2	Obligation to obtain Telecommunications Licence Consents
4.2.1	Neither this Agreement or any other Transaction Document or any Transfer Document shall be construed as a transfer or an attempted transfer of any Telecommunications Licence which is not assignable or transferable without a Telecommunications Licence Consent, as applicable.

4.2.2	The Seller and the Purchaser shall, or shall procure that any other relevant member of the Seller’s Group and the Purchaser’s Group, respectively, shall, cooperate with each other to coordinate their efforts to adopt a joint approach in respect of the Telecommunications Licence Consents, and shall, between the date of this Agreement and Closing:
(i)	each use reasonable endeavours to obtain all Telecommunications Licence Consents as soon as possible and pursuant to the relevant part of the Steps Plan; and

(ii)	on a regular and timely basis (and at least fortnightly), keep each other informed of progress in obtaining such Telecommunications Licence Consents, as required, provided that such obligations shall apply only in relation to the transfer of the Telecommunications Licences which are held by a Group Company or other relevant member of the Seller’s Group as at the date of this Agreement in the manner in and on the terms on which they are currently held.
4.2.3	Subject to paragraph 4.2.4, each of the parties shall, or shall procure that the relevant member of its respective Group shall, deliver to the other party, on or prior to Closing, reasonably sufficient evidence of any Telecommunications Licence Consent.

4.2.4	If:
(i)	a Governmental Authority is required by applicable laws or regulations (including any applicable guidelines or rules in respect of a Telecommunications Licence) to respond to an application for a Telecommunications Licence Consent within a specified period ending on or before Closing, or as the case may be, the Hold-back Long Stop Date; and

(ii)	such Governmental Authority does not respond to an application by the Seller for such Telecommunications Licence Consent within such specified period, then the relevant Telecommunications Licence Consent shall be deemed granted and neither party shall be obliged to provide evidence of such Telecommunications Licence Consent, provided that each of the parties has used reasonable endeavours to procure a response from the relevant Governmental Authority subsequent to the submission of the original application for a Telecommunications Licence Consent.
4.2.5	The Purchaser shall, or shall procure that any other relevant member of the Purchaser’s Group shall, supply to the Seller, or, at the Seller’s request, the relevant member of the Seller’s Group, such information and references regarding the Purchaser or any other relevant member of the Purchaser’s Group as may be requested by any Governmental Authority or otherwise reasonably requested by the Seller each in respect of any application to obtain a Telecommunications Licence Consent.

4.2.6	If, in respect of any application to obtain a Telecommunications Licence Consent:
(i)	any Governmental Authority requests or the Seller reasonably requests the Purchaser or any other relevant member of the Purchaser’s Group to enter into any additional covenants, undertakings or guarantees in favour of any relevant third party, and

(ii)	the Purchaser or relevant member of the Purchaser’s Group refuses to enter into such additional covenants, undertaking or guarantees, the Seller and any other relevant member of the Seller’s Group may following 10 days’ written notice to the Purchaser terminate the Telecommunications Licence which is the subject of the Telecommunications Licence Consent.
4.3	Failure to obtain Telecommunications Licence Consent

If any Telecommunications Licence Consent is refused or not obtained by the Hold-back Long Stop Date:
4.3.1	the relevant Telecommunications Licence shall not transfer pursuant to the relevant Transfer Document or the Transaction;

4.3.2	the Seller shall be under no obligation to pursue such Telecommunications Licence Consent and may terminate the related Telecommunications Licence and all obligations in relation to such Telecommunications Licence shall cease forthwith; and

4.3.3	applicable references in this Agreement, any other Transaction Document or Transfer Document (other than this paragraph 4) shall be construed as excluding any such Telecommunications Licence.
5	Closing Employees

5.1	Transfer or Offer and Acceptance
5.1.1	Automatic Transfer

The parties accept and agree that the Transfer Regulations shall, upon the Transfer Date, operate to transfer the contract of employment and, where relevant, collective agreement(s) of each of the Transfer Employees that are in place prior to the Closing Date or, as the case may be, the relevant Subsequent Transfer Date to the relevant member of the Purchaser’s Group (save insofar as such contract or agreement relates to the transfer of any occupational pension scheme rights excluded from transfer pursuant to the Transfer Regulations), as if such contract of employment and/or collective agreement were originally made between the Transfer Employee and the relevant member of the Purchaser’s Group, and all rights, powers and Liabilities of the Seller or relevant member of the Seller’s Group in respect of such Transfer Employees shall be transferred to and assumed by the relevant member of the Purchaser’s Group.

5.1.2	Offer and acceptance
(i)	The Purchaser shall procure that the relevant member of the Purchaser’s Group shall offer to engage each Offer Employee (other than any US Offer Employee) on terms and conditions that do not detrimentally change such Offer Employee’s terms and conditions of employment or work conditions, effective as of the Transfer Date (including those Offer Employees not actively at work due to illness, injury, vacation, military duty, disability or other leave of absence as of the Transfer Date).

(ii)	The Purchaser shall procure that the relevant member of the Purchaser’s Group shall, effective as of the Transfer Date, offer to employ each US Offer Employee who is actively at work as of the Transfer Date (including those not at work due to vacation or illness or injury (but not including any US Offer Employee who is on disability leave, whether short or long term)) at a rate of base salary not less than such US Offer Employee’s rate of base salary as of the date of this Agreement and with employee benefits not less favourable in the aggregate than those offered by such member of the Purchaser’s Group to its similarly situated employees. With respect to any US Offer Employee who is not actively at work on the Transfer Date due to disability, military leave or other leave of absence (as determined by the Purchaser), if such US Offer Employee returns to active work within three months following the Transfer Date, the Purchaser shall procure that the relevant member of the Purchaser’s Group shall, effective as of the date such US Offer Employee returns to active work, offer to employ such US Offer Employee at a rate of base salary not less than such US Offer

Employee’s rate of base salary as of the date of this Agreement and with employee benefits not less favorable in the aggregate than those offered by such member of the Purchaser’s Group to its similarly situated employees. Notwithstanding the foregoing, nothing in this Agreement shall be interpreted as (i) limiting the power of any member of the Purchaser’s Group to amend or terminate any employee benefit plan or as requiring any member of the Purchaser’s Group to establish any employee benefit plan or (ii) creating any obligation on the part of any member of the Purchaser’s Group to continue the employment or the terms and conditions thereof of any US Offer Employee for any definite period following the Transfer Date.
5.2	Liabilities
5.2.1	If, on or after the Transfer Date, any contract of employment, employment relationship or collective agreement other than those which relate to the Transfer Employees is claimed to have effect as if originally made between a member of the Purchaser’s Group or the Purchaser and any employee pursuant to the Transfer Regulations and/or to the extent there are any persons employed by any Group Company other than the Closing Employees (“Undisclosed Employee”):
(i)	the Purchaser (on behalf of each member of the Purchaser’s Group) shall notify the Seller in writing within seven days of becoming aware of that fact (“Undisclosed Employee Notification”);

(ii)	within 14 days of the Undisclosed Employee Notification being received by the Seller, the Seller shall or shall procure that a member of the Seller’s Group will, offer employment to such persons or may take at its own cost such other steps as it feels necessary to effect a withdrawal of any such claim by or on behalf of the relevant Undisclosed Employee. If such offer of employment is accepted, the Purchaser shall or shall procure that such relevant member of the Purchaser’s Group shall immediately release the person from its employment; and

(iii)	if no such offer of employment has been made, or such offer is made but not accepted, or if such person has failed to withdraw the claim, the Purchaser or the relevant member of the Purchaser’s Group may terminate the employment of such person at any time during the period of seven days, beginning on the 21st day after the date on which the Undisclosed Employee Notification was received by the Seller.
5.2.2	Subject to the provisions of paragraph 5.2.1 being followed:
(i)	the Seller shall (on behalf of itself and each member of the Seller’s Group) indemnify the relevant member of the Purchaser’s Group and keep such member of the Purchaser’s Group indemnified against all Liabilities relating to or arising out of such claims and/or such termination pursuant to paragraph 5.2.1(iii); and/or

(ii)	the Seller shall (on behalf of itself and each member of the Seller’s Group) reimburse the relevant member of the Purchaser’s Group for all costs and expenses (including, without limitation, any Taxation) incurred in employing such employee in respect of his or her employment following the Transfer Date.

5.2.3	The indemnities provided in paragraphs 5.2.2(i) and 5.2.2(ii) shall not apply in relation to any Notification which is received by the Seller more than six months after the Transfer Date.

5.2.4	If, on or after the Transfer Date, either the Transfer Regulations are claimed not to apply to a Transfer Employee (“Designated Transfer Employee”) or any Group Company Employee is found not to be employed by a Group Company (“Designated Group Company Employee”), the following shall apply:
(i)	the Seller (on behalf of the relevant member of the Seller’s Group) shall notify the Purchaser in writing within seven days of becoming aware of that fact (“Designated Group Company Employee Notification”);

(ii)	within 14 days of the Designated Group Company Employee Notification being received by the Purchaser, the Purchaser shall or shall procure that a member of the Purchaser’s Group shall, offer employment to any such Designated Transfer Employee or Designated Group Company Employee at its own cost or may take at its own cost such other steps as it feels necessary to effect a withdrawal of any such claim by or on behalf of the relevant persons. If such offer of employment is accepted, the Seller shall or shall procure that the relevant member of the Seller’s Group shall immediately release the person from its employment; and

(iii)	if no such offer of employment has been made, or such offer is made but not accepted, or if such person has failed to withdraw the claim, the Seller or the relevant member of the Seller’s Group may terminate the employment of any such Designated Transfer Employee or Designated Group Company Employee at any time during the period of seven days, beginning on the 21st day after the date on which the Designated Group Company Employee Notification was received by the Purchaser.
5.2.5	Subject to the provisions of paragraph 5.2.4 being followed:
(i)	the Purchaser shall (on behalf of itself and each member of the Purchaser’s Group) indemnify each relevant member of the Seller’s Group and keep each such member of the Seller’s Group indemnified against all Liabilities relating to or arising out of such termination pursuant to Clause 5.2.4(iii); and

(ii)	the Purchaser shall (on behalf of itself and each member of the Purchaser’s Group) reimburse each relevant member of the Seller’s Group for all costs and expenses (including, without limitation, any Taxation) incurred in employing such Designated Transfer Employee or Designated Group Company Employee in respect of his or her employment following the Transfer Date.
5.2.6	The indemnities provided in paragraphs 5.2.5(i) and 5.2.5(ii) shall not apply in relation to any Designated Group Company Employee Notification which is received by the Seller more than six months after the Transfer Date.

5.2.7	In accordance with any applicable information and consultation obligations, the Seller shall, or shall procure that the relevant members of the Seller’s Group shall, inform and consult with Relevant Employees as appropriate and to the extent required by applicable laws and regulations in connection with the provisions of this Schedule.

5.2.8	The Purchaser shall, or shall procure that the relevant members of the Purchaser’s Group shall, provide the Seller or the relevant members of the Seller’s Group with such information as it is required to provide to the Seller or the relevant members of the Seller’s Group in accordance with any applicable information and consultation obligations in respect of the Closing Employees and the Purchaser shall, or shall procure that the relevant members of the Purchaser’s Group shall, provide such information within such time and in such format as will enable the Seller or the relevant members of the Seller’s Group to comply with its information and consultation obligations in respect of Closing Employees.

5.2.9	The Purchaser shall (on behalf of itself and each other member of the Purchaser’s Group) indemnify each relevant member of the Seller’s Group and keep each such member of the Seller’s Group indemnified against any Liabilities which relate to, arise out of or are connected with a claim by any Closing Employee (other than a US Offer Employee) who gives notice of resignation or objects to transfer on or before the Transfer Date as a result of a proposal or formal offer of employment by any member of the Purchaser’s Group that detrimentally changes such Closing Employee’s terms and conditions of employment or work conditions.

5.2.10	The Purchaser shall (on behalf of itself and each other member of the Purchaser’s Group) indemnify each relevant member of the Seller’s Group and keep each such member of the Seller’s Group indemnified against any Liabilities which relate to, arise out of or are connected with a claim by any US Offer Employee as a result of an offer of employment by any member of the Purchaser’s Group that detrimentally changes such US Offer Employee’s terms and conditions of employment or work conditions.
5.3	Employee Benefit Arrangements
5.3.1	The Seller shall ensure that at the Closing Date each Closing Employee who is a participant in any Employee Benefit Arrangement ceases to participate in that Employee Benefit Arrangement in respect of service after the Transfer Date.

5.3.2	The Employee Benefit Arrangements, including the accrued rights of the Closing Employees who are participants in the Employee Benefit Arrangements, shall remain the responsibility of the relevant members of the Seller’s Group (excluding the Group Companies) after the Transfer Date.

5.3.3	No member of the Seller’s Group (excluding the Group Companies) shall be liable for or assume any obligation in respect of the Employee Benefit Arrangements which Liability or obligation is:
(i)	attributable to the employment of any Closing Employee after the Transfer Date; or

(ii)	caused or increased as a result of any act, omission or circumstance (or any combination thereof) of any member of the Purchaser’s Group after the Transfer Date.
5.3.4	The Seller shall provide such information as the Purchaser may reasonably request in respect of any Closing Employee who is a participant in any Employee

Benefit Arrangement for the purposes of determining the Purchaser’s liability for any contributions and Liabilities it will become responsible for from and after the Transfer Date.

Schedule 15
VAT
1	VAT: Going Concern — UK

1.1	The Seller and the Purchaser intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the UK Business and shall use all reasonable endeavours to secure that the sale of the UK Business is treated as neither a supply of goods nor a supply of services for the purposes of UK VAT. The Purchaser warrants that the UK Transferee (i) is or will become at Closing a taxable person for VAT purposes in the UK, (ii) will make and notify to HMRC an election to waive the exemption for VAT in respect of each of the UK Properties on or before Closing, (iii) agrees for the purposes of this Schedule 15 that it will use the assets acquired in carrying on the same kind of business, whether or not as part of its existing business, as the UK Transferor and (iv) agrees that the UK Properties (as defined in Schedule 7) transferred to the UK Transferee will not become capital items from which exempt supplies will be made by virtue of its option to tax being disapplied by the anti-avoidance rules in paragraph 12 of Schedule 10 to the Value Added Tax Act 1994.

1.2	The Seller shall have the right to seek a ruling from HMRC as to whether the sale of the UK Business should be treated as neither a supply of goods nor a supply of services for the purposes of the laws governing UK VAT and the UK Transferor shall have the right to charge (or not to charge) VAT in accordance with this paragraph to the UK Transferee on the basis of that ruling provided full disclosure of all material facts has been made to HMRC. The Seller shall not be obliged to challenge that ruling. If the Purchaser wishes to challenge any ruling it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid to the UK Transferor.

1.3	If the parties have used their reasonable endeavors as described in 1.1 above but VAT is properly chargeable on the sale of the UK Business pursuant to this Agreement then, subject to the UK Transferor having delivered to the UK Transferee a proper VAT invoice in respect of that VAT the UK Transferee shall pay to the UK Transferor the amount of that VAT (but not for the avoidance of doubt any interest or penalties) in addition to the relevant part of the Purchase Price, five (5) Business Days after receipt of the invoice or, if later, on the earlier of five Business Days after recovery of that VAT by the UK Transferee from HMRC and five Business Days before the UK Transferor is required to account for that VAT to HMRC.

2	VAT: Going Concern — EU Member States

2.1	The Seller and the Purchaser shall use all reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Taxation Authority or entering into a written agreement (including customary warranties)) to secure that the sale of the Business so far as carried on in the EU is treated as neither a supply of goods nor a supply of services for the purposes of, and to the extent possible under, the laws governing VAT in the relevant member state.

2.2	Each party shall have the right to seek a ruling from the relevant Taxation Authority as to whether the sale of the Business so far as carried on in the relevant member state should be treated as neither a supply of goods nor a supply of services for the purposes of the laws governing VAT in that member state and each EU Transferor shall have the right to charge (or not to charge) VAT to the relevant EU Transferee in accordance with any such ruling. The Seller shall not be obliged to challenge any such ruling. If the Purchaser wishes to challenge any ruling it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid to the relevant EU Transferor

2.3	If any VAT records are required by law to be preserved by any EU Transferee, the relevant EU Transferor shall, as soon as reasonably practicable, deliver such documents to it.

2.4	If the parties have used their reasonable endeavours as described in 2.1 above but the sale of the Business in the relevant member state is treated as a supply of goods or services and VAT is properly chargeable on the sale of the Business in such member state pursuant to this Agreement then, subject to the relevant EU Transferor having delivered to the relevant EU Transferee a proper VAT invoice in respect of that VAT the relevant EU Transferee shall pay to the relevant EU Transferor the amount of that VAT (but not for the avoidance of doubt any interest or penalties) in addition to the relevant part of the Purchase Price and five (5) Business Days after receipt of the invoice or, if later, on the earlier of five Business Days after recovery of that VAT by the relevant EU Transferor from the relevant tax authority and five Business Days before the relevant EU Transferor is required to account for that VAT to the relevant tax authority.

3	VAT: Going Concern — non-EU Jurisdictions

3.1	To the extent that any jurisdiction outside the European Union provides for relief or exemption from VAT on the transfer of a business or a company or treats such a transaction as being non-taxable for VAT purposes, the Seller shall, and shall procure that each relevant member of the Seller’s Group shall, and the Purchaser shall and shall procure that each relevant member of the Purchaser’s Group shall use all reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Taxation Authority or entering into a written agreement) to secure such treatment.

3.2	Each party shall have the right to seek a ruling from the relevant Taxation Authority as to whether the sale of the Business so far as carried on in the relevant jurisdiction is eligible for a relief or exemption or is otherwise non-taxable for the purposes of the laws governing VAT in that state and the relevant Transferor shall have the right to charge (or not to charge) VAT to the relevant Transferee in accordance with that ruling. The Seller shall not be obliged to challenge that ruling. If the Purchaser wishes to challenge any ruling it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid to the relevant Transferor.

3.3	If the parties reasonably believed an exemption or relief was available and have used their reasonable endeavours as described in 3.1 above but the Seller reasonably determines that VAT is properly chargeable on the transfer then subject to the relevant Transferor having delivered to the relevant Transferee a proper VAT invoice (if applicable) in addition to the relevant part of the Purchase Price, five (5) Business Days after receipt of the invoice or, if later, on the earlier of five Business Days after recovery of that VAT by the relevant Transferee from the relevant Tax Authority and five (5) Business Days before the relevant Transferor is required to account for the VAT to the relevant Tax Authority, the relevant Transferee shall pay to the relevant Transferor the amount of that VAT (but not, for the avoidance of doubt, any interest or penalties).

4	VAT: Time, Manner and Currency of Payment

Any amounts in respect of VAT payable in accordance with this Agreement shall be paid in the currency in which the VAT in question must be accounted for to the relevant Taxation Authority.

5	Irrecoverable VAT

5.1	The Seller hereby agrees to pay, on the later of three (3) Business Days following demand and the date of the payment of the underlying VAT by the relevant Transferee, the Purchaser (on behalf of the relevant Transferee) an amount equal to fifty per cent. (50%) of any Irrecoverable Transfer VAT (other than Irrecoverable Transfer VAT to which paragraph 5.3 applies) suffered by any Transferee (or a member of a relevant Tax group of which it is a member).

5.2	The Seller shall have no liability to the Purchaser under this paragraph 5 in respect of any Irrecoverable Transfer VAT to the extent that the relevant VAT:
(a)	would not have been incurred but for a breach by the Purchaser of this Agreement; or

(b)	would not have arisen had the relevant supply been treated as (i) neither a supply or goods or services for the purposes of VAT within the EU (other than the UK), or (ii) exempt for the purposes of VAT outside the EU, and the main reason or one of the main reasons it was not so treated was due to a failure of the Transferee (or a member of any relevant Tax group of which it is a member) to comply with or satisfy any requirement or requirements imposed by the relevant VAT legislation, code, published practice or local Tax Authority in so far, in either case, as it would have been reasonably practicable for it to do so.
5.3	The Seller hereby agrees to pay, on the later of three (3) Business Days following demand and the date of the payment of the underlying VAT by the relevant Transferee, the Purchaser (on behalf of the relevant Transferee) an amount equal to one hundred per cent. (100%) of any Irrecoverable Transfer VAT suffered by any Transferee (or a member of a relevant Tax group of which it is a member) to the extent that the relevant VAT:
(a)	would not have been incurred but for a breach by the Seller of this Agreement; or

(b)	would not have arisen had the relevant supply been treated as (i) neither a supply or goods or services for the purposes of VAT within the EU (other than the UK), or (ii) exempt for the purposes of VAT outside the EU, and the main reason or one of the main reasons it was not so treated was due to a failure of the Transferor (or a member of any relevant Tax group of which it is a member) to comply with or satisfy any requirement or requirements imposed by the relevant VAT legislation, code, published practice or local Tax Authority in so far, in either case, as it would have been reasonably practicable for it to do so.
5.4	In the event that paragraphs 5.2 and 5.3 would both apply, neither shall be deemed to apply.

6	Interest and penalties

6.1	The Purchaser hereby agrees to pay, on the later of five Business Days following demand and the due date for the relevant VAT Interest, the Seller (on behalf of the relevant

Transferor) an amount equal to fifty per cent. (50%) of any interest or penalties payable or suffered by any Transferor (or a member of a relevant Tax group of which it is a member) as a result of the late payment of any Relevant VAT (“VAT Interest”) (other than VAT Interest to which paragraph 6.3 applies).

6.2	The Purchaser shall not be liable under this paragraph to the extent that:
(a)	the VAT Interest is due to the unreasonable delay of the Seller or a member of its group;

(b)	the relevant VAT would not have been incurred but for a breach by the Seller of this Agreement; or

(c)	the relevant VAT would not have arisen had the relevant supply been treated as (i) neither a supply or goods or services for the purposes of VAT within the EU (other than the UK), or (ii) exempt for the purposes of VAT outside the EU, and the main reason or one of the main reasons it was not so treated was due to a failure of the Transferor (or a member of any relevant Tax group of which it is a member) to comply with or satisfy any requirement or requirements imposed by the relevant VAT legislation, code, published practice or local Tax Authority in so far, in either case, as it would have been reasonably practicable for it to do so.
6.3	The Purchaser hereby agrees to pay, on the later of five Business Days following demand and the due date for the relevant VAT Interest, the Seller (on behalf of the relevant Transferor) an amount equal to one hundred per cent. (100%) of any VAT Interest to the extent that:
(a)	The VAT Interest was due to the unreasonable delay of the Purchaser or a member of its group;

(b)	the relevant VAT would not have been incurred but for a breach by the Purchaser of this Agreement; or

(c)	the relevant VAT would not have arisen had the relevant supply been treated as (i) neither a supply or goods or services for the purposes of VAT within the EU (other than the UK), or (ii) exempt for the purposes of VAT outside the EU, and the main reason or one of the main reasons it was not so treated was due to a failure of the Transferee (or a member of any relevant Tax group of which it is a member) to comply with or satisfy any requirement or requirements imposed by the relevant VAT legislation, code, published practice or local Tax Authority in so far, in either case, as it would have been reasonably practicable for it to do so.
6.4	In the event that both paragraph 6.2(b) or (c) and paragraph 6.3 (b) or (c) would apply, neither shall be deemed to apply.

7	Further Provisions

7.1	If a Transferee pays a Transferor an amount in respect of VAT under this Agreement and the relevant Tax Authority rules that all or part of it was not properly chargeable, the Transferor shall repay the amount or relevant part of it to the Transferee. The Transferor shall make the repayment promptly after the ruling, unless it has already accounted to the relevant Tax Authority for the VAT. In that case, the Transferor shall apply for a refund of the VAT (plus any interest payable by the relevant Tax Authority), use reasonable endeavours to obtain it as speedily as practicable, and pay to the Transferee the amount of the refund and any interest (less any Tax thereon) when and to the extent received from the relevant Tax Authority. Transferor and Transferee shall provide each other in a timely manner with all proper and accurate VAT invoices, credit notes and other documents required to reflect the revised amount of that VAT. To the extent that any payment in connection with such VAT has been made under paragraph 5 or 6 above, Seller and Purchaser shall make such payments to one another (on behalf of the relevant Transferee and Transferor) as shall put them in the same position as if the revised amount of the VAT had been determined at the time of the payment under paragraph 5 or 6.

8	Only Recourse

8.1	If a claim in respect of any Irrecoverable VAT (or part of any Irrecoverable VAT) may be brought by the Purchaser against the Seller under this Schedule 15 (or could be so brought but for the application of any exclusion from liability) then neither Seller nor any member of its group shall be liable in respect of such matter under any other provision of this Agreement or the Tax Deeds.

8.2	If a claim in respect of any VAT Interest may be brought by the Seller against the Purchaser under this Schedule 15 (or could be so brought but for the application of any exclusion from liability) then neither the Purchaser nor any member or its group shall be liable in respect of such matter under any other provision of this Agreement.

Schedule 16
Transfer Taxes
1.1	The party which has, or a member of whose group has, the primary obligation (by Law or by custom) to do so shall pay, or procure payment of, any Indemnified Transfer Tax to the relevant Tax Authority and shall file all necessary documentation relating to such Transfer Taxes, and the Seller or Purchaser, as the case may be, shall cause members of their respective groups to sign any such documentation (except that a party shall not be required to sign any document which it reasonably considers not to be accurate and correct in all material respects).

1.2	The Seller hereby agrees to pay the Purchaser (on behalf of the relevant Transferee) an amount equal to fifty per cent. (50%) of any Indemnified Transfer Tax (other than any Indemnified Transfer Tax to which sub-paragraph 1.5 applies) payable or suffered by the Purchaser (or a member of its group).

1.3	The Purchaser hereby agrees to pay the Seller (on behalf of the relevant Transferor) an amount equal to fifty per cent. (50%) of any Indemnified Transfer Tax (other than any Indemnified Transfer Tax to which sub-paragraph 1.5 applies) payable or suffered by the Seller (or a member of its group).

1.4	Neither party shall have any liability to the other under this Schedule 16 in respect of:
1.4.1	any Indemnified Transfer Tax to the extent such liability would not have arisen had the other party (or the relevant member of a tax group of which it is a member)
(i)	elected, applied or registered for or claimed or asserted any full or partial exemption from or reduction of such Tax which is reasonably available to that person at the relevant time; or

(ii)	taken any action reasonably requested by the other party;
or

1.4.2	any interest and penalties to the extent that such interest and penalties are attributable to unreasonable delay by the other party or a member of its group.
1.5	Where the Seller or the Purchaser is liable to pay any Indemnified Transfer Tax in accordance with sub-paragraph 1.1, the other party shall pay to it (on behalf of the relevant Transferor or Transferee) an amount equal to 100% of such Indemnified Transfer Tax to the extent that it would not have arisen had the other party (or the relevant member of a tax group of which it is a member)
(i)	elected, applied or registered for or claimed or asserted any full or partial exemption from or reduction of such Tax which is reasonably available to that person at the relevant time; or

(i)	taken any action reasonably requested by the other party.
1.6	Where sub-paragraphs 1.4.1 and 1.5 would both apply, neither shall be deemed to apply.

1.7	Payment shall be due under this Schedule on the later of ten Business Days after the date of notification of a liability hereunder and two Business Days before the last date on which the relevant Indemnified Transfer Tax can be discharged without giving rise to a charge, interest or penalties.

1.8	The Seller and the Purchaser shall each notify the other as soon as reasonably practical after becoming aware that it is or may be required to pay, or procure payment of, any Indemnified Transfer Tax under this Schedule 16;

1.9	If a claim in respect of any Transfer Tax (or part of any Transfer Tax) may be brought by a Party (Party A) against the other Party (Party B) under this Schedule 16 (or could be so brought but for the application of any exclusion from liability) then neither Party B nor any member of its group shall be liable to Party A nor any member of its group in respect of such matter under any other provision of this Agreement or either of the Tax Deeds.

Schedule 17
Key Terms of Hold-back Mechanics
Subject to Schedule 10, excluding paragraph 1.2, the following provisions govern the arrangement in respect of those assets and employees that are not transferred to the Purchaser or relevant member of the Purchaser’s Group on Closing.
1	Establishment of nominee arrangement

1.1	Assets, Shares and employees

From Closing until the earlier of (i) the relevant Subsequent Transfer and (ii) the Hold-back Long-Stop Date (the “Hold-back Period”), the Seller agrees to:
1.1.1	hold the benefit and burden of the Shares or assets or one or more Group Businesses not transferred to the Purchaser or the relevant member of the Purchaser’s Group on Closing (the “Held-back Assets”) as nominee for the Purchaser; provided, however, that the legal title to the Held-back Assets shall remain with the Seller; and

1.1.2	continue to employ the Closing Employees not transferred to the Purchaser or relevant member of the Purchaser’s Group on Closing (the “Held-back Employees”) as nominee for the Purchaser, provided, however, that the terms of their employment, including salary and any applicable Employee Benefit Arrangements, shall be performed or paid, as the case may be, by the Purchaser or relevant member of the Purchaser’s Group.
1.2	Conduct of business

During the relevant Hold-back Period:
1.2.1	subject to paragraph 1.2.2, the Seller shall not take any action outside the ordinary course of business, including disposing of any of the Held-back Assets or materially amending the terms of employment or terminating the employment of any Held-back Employees, without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed); and

1.2.2	the Seller shall comply with the commercially reasonable directions of the Purchaser, save to the extent that any such direction would contravene applicable laws and regulations, any Seller’s Group internal policies, the terms of the relevant employees’ employment or would require the Seller to take any action which would be likely to have such a detrimental effect on the current or future development of the Seller’s Group or the Business that it would be unreasonable to expect the Seller to take it.
1.3	Insurance
1.3.1	Save to the extent required by applicable laws and regulations, the Seller shall not be obliged to maintain any insurance policy in relation to the Held-back Assets or Held-back Employees.

1.3.2	If the Seller is required by applicable laws and regulations to maintain insurance policies in relation to the Held-back Assets or Held-back Employees, the cost of such insurance shall be borne by the Purchaser and paid in accordance with paragraph 1.4.
1.4	Payment of fee and reimbursement
1.4.1	Subject to paragraph 1.4.2, in respect of the relevant Hold-back Period:
(i)	the Seller shall prepare and submit to the Purchaser a monthly statement of account and invoice (each an “Invoice”) setting forth in reasonable detail the amounts paid by the Seller plus, if applicable, any VAT on such amounts in relation to the Held-Back Assets and the Held-back Employees during the immediately preceding month and the method, and basis of, their calculation;

(ii)	the Purchaser agrees to pay to the Seller or such member of the Seller’s Group as the Seller may direct, by wire transfer in immediately available US funds, all amounts owed as set out in the relevant Invoice within 10 days of receipt of such Invoice;

(iii)	in the event of a dispute regarding any amount on an Invoice, the Purchaser shall remit the undisputed amount in accordance with paragraph (ii). Interest at the rate of 10% per annum, compounded monthly, will accrue and will be payable with respect to any amounts due and not paid by the Purchaser until such amounts, and any interest thereon, have been paid; and

(iv)	the Seller shall set off any amounts paid to it in respect of any of the Held-back Assets or the Held-back Employees (the “Received Amounts”) against any amounts due to the Seller hereunder and note such set off in the Invoice relating to the following month. If the Received Amounts exceed the amount due to the Seller hereunder for any month (including any past due amounts then outstanding) the Seller shall, within 10 days after the end of the month, forward such excess amount to the Purchaser by wire transfer.
1.4.2	The parties agree that where any services provided by the Seller in respect of any Held-back Assets or Held-back Employees provided pursuant to this Schedule 17 are services in respect of which there are provisions in the Transitional Services Agreement relating to (inter alia) charging, such provisions in the Transitional Services Agreement relating to charging shall apply mutatis mutandis to such services provided pursuant to this Schedule 17.
1.5	Acknowledgement

The parties acknowledge that they intend, between the date of this Agreement and Closing, to make amendments to, and additional provisions in respect of, this Schedule 17. The parties agree to use their respective reasonable endeavours to agree and document any such amendments and additional provisions.

Schedule 19
Norway Statement
Part A Norway Degrouping Charge
1	The Gross Norway Degrouping Charge shall be the Seller’s reasonable estimate of the aggregate undiscounted amount of all undischarged instalments payable by Schlumberger Information Technology Services Norge AS in respect of the Norway Degrouping Charge.

2	The Net Norway Degrouping Charge shall be derived by applying a discount to the Gross Norway Degrouping Charge. In deriving the figure for the Net Norway Degrouping Charge the Seller and the Purchaser agree to use the same methods (but for the avoidance of doubt not necessarily the same figures, such figures being updated as agreed between the parties acting in good faith and with all amounts and calculations in Norwegian Kroner) used in the table attached as Part C of this Schedule 19 entitled “Tax on sale of non-GCS business from Schlumberger Information Technology Services Norge AS as at 31 December 2010” (the “Indicative Norway Table”). In particular, the discount rate or rates (or percentage or percentages) to be applied to the Gross Norway Degrouping Charge (or any figures which go to comprise the Gross Norway Degrouping Charge) in deriving the figure for the Net Norway Degrouping Charge shall be agreed between the parties acting in good faith and consistent with the Indicative Norway Table.